2023 Notice of Annual Meeting of Stockholders and Proxy Statement

2022 Annual Report



Our Two-sided Platform Serves Merchants and Consumers

Merchants

Power all aspects of digital checkout online and in store

Provide access to seamless credit solutions to enable growth

Protect against fraud and improve risk management

Offer tools and insights to attract new customers and increase sales



PayPal

Consumers

Help people manage and move money domestically and internationally

Offer credit and installment pay services that are accessible and cost effective

Facilitate simple, secure payments across devices

Deliver flexibility with payment options globally, across platforms and merchants

Our Payment Solutions

Checkout

- PayPal
- venmo
- Pay Later
- PayPal CREDIT
- paidy

Processing

- PayPal
- PayPal Braintree

Digital Wallets

Consumer Financial Services

- P2P
- Savings
- Giving
- Crypto
- Bill Pay
- Credit and Debit Cards

Shopping and Rewards

- Rewards
- Deals
- Loyalty

Merchant Services

- Risk Management and Fraud Protection
- Payouts
- Happy Returns by PayPal
- PayPal Zettle

2022 Key Performance Metrics



Growing Payment Volume: **$1.36 Trillion** of Total Payment Volume		**9%** from 2021
Increasing Activity: **22.3 Billion** Payment Transactions		**16%** from 2021
Expanding Network Scale: Active Accounts of **435 Million**		**2%** from 2021







Message from Our President and CEO

Dear Colleagues, Customers, Partners and Stockholders:

In 2022, PayPal continued to navigate a global macroeconomic environment marked by high levels of disruption and uncertainty. A slowing economy, inflation and geopolitical unrest put significant pressure on both consumers and businesses around the world. Despite this backdrop, we again rose to every challenge and opportunity presented over the past year, and I could not be prouder of our team's work.

We have taken many essential steps to right-size our cost structure, streamline our operating model and sharpen our focus, and we believe this has set the stage for our next phase of growth. While some of these decisions have been difficult, we have made significant progress in our transformation efforts, and our fourth quarter results demonstrate that we hit a positive inflection point at the end of 2022. Although many of the challenges that we faced last year will continue into 2023, I'm more confident than ever that PayPal is poised to emerge from this period in a position of increased strength.

Looking Ahead

Looking forward to 2023 and beyond, I want to reiterate the key priorities that will ultimately enable us to better serve our customers, leverage our competitive advantages to increase our market share and deliver long-term, sustainable growth for our stockholders. First, branded checkout is at the core of what we do, and continually improving this experience will remain our highest priority. Next, we are building on the redesign of our digital wallets that we undertook last year to innovate and improve our current offerings – including Buy Now, Pay Later and Rewards – to provide even more value for our customers. We are also continuing our work to extend our platform into in-person contexts, so that customers have a seamless experience between our PayPal and Venmo branded cards and our apps. We are doubling down on Braintree, and fully ramping PayPal Complete Payments to provide powerful payment processing capabilities to merchants of all sizes. Lastly, we are continuing to strengthen foundational capabilities that enable and support our expanding value proposition for both consumers and merchants to ensure that our technical infrastructure and collaboration tools remain best-in-class.

My Retirement as CEO of PayPal

As I shared in early February, I informed the Board that I plan to retire as PayPal's President and CEO at the end of this year. I plan to devote more time to my passions outside of the workplace. When I joined PayPal in 2014 – then part of eBay – I was looking for a company with passionate, engaged employees who wanted to make a real difference. Looking back, it is incredible to reflect on the tremendous growth that we have achieved together since PayPal became an independent, publicly traded company. Since that time almost nine years ago, our revenues, total payment volume and cash flow have roughly tripled in size. We have launched countless products, partnerships and improvements to better serve our customers and expand into new markets.

Today, we are empowering hundreds of millions of consumers and merchants to join and thrive in the global economy, and we're contributing every day to expanding economic opportunity for customers and communities around the world. Together, we have established PayPal as the global leader in digital payments, one of the most trusted brands and a company that truly makes a difference in the world. The past year and a half has not been easy for our employees or shareholders as we adjusted to a more challenging macroeconomic environment and significant geopolitical uncertainty. Before I made the decision to move on to my next chapter, I wanted to be sure that PayPal had positive momentum and was well-positioned to deliver a strong year of performance. We have made considerable progress and I fully believe we have reached that point. I have complete trust in the Board to conduct a thorough search for the best possible leader and ensure a smooth, thoughtful transition – and I look forward to continuing to serve on the Board following the transition.

Profit and Purpose

PayPal is proof that profit and purpose go hand-in-hand and leading a company that delivers results for all of its stakeholders has truly been the highlight of my career. I am proud of the ways that we have leaned into the bold aspirations of our mission and our values to support our employees, customers and the broader communities in which we live, work and serve.

In the last year, we have continued to advance our employee financial wellness initiative to strengthen the financial security of our workforce. We provided financial wellness awards to hourly and entry-level employees and changed the vesting schedule of our restricted stock unit grants to give employees earlier and more frequent access to their shares. We introduced our Leadership Principles to help us grow as leaders and foster stronger connections between our teams – whether in-person or virtually. In 2023, we launched Global Collaboration Days where we regularly gather in our offices for formal and informal collaboration that complement our hybrid working model and preserves the flexibility that we know is important to our employees. Stronger connections between our teams, deep collaboration and professional development opportunities are all important elements to successfully executing against our strategic priorities.

We have also lived our mission and values, using the power of the PayPal platform and community to support our merchants, consumers and those in need. Since Russia invaded Ukraine more than one year ago, the PayPal community has rallied to provide aid to Ukrainians, and our own employees stepped up to expedite the expansion of PayPal services to Ukrainian customers. Over the past year, more than $600 million was donated on our platform to charities responding to the ongoing humanitarian crisis, and we have helped Ukrainian citizens receive and send more than $600 million in person-to-person payments and money transfers, for a total of $1.2 billion in monetary support facilitated through our platform. In the wake of the destructive earthquakes in Turkey and Syria, and the devastating effects of Hurricane Ian, we mobilized our customers and employees to launch disaster relief campaigns. In 2022 alone, we processed $20 billion for charitable organizations and causes, demonstrating the strength we have as a global community and the power of driving social impact through our core business.

Thank You

I want to extend my deepest gratitude to our talented employees – as well as the customers, partners, regulators and stockholders we work with every day – for their support over the past year and throughout my tenure at PayPal. It is an honor to lead this company and see the difference PayPal makes to expand opportunities within the global financial system and build a more inclusive digital economy. I am energized for the year ahead and excited to welcome a new leader, who I'm confident will build on all that we have accomplished over the years and continue to seize the immense opportunity ahead of us.

Thank you.

Dan Schulman
President and CEO, PayPal Holdings, Inc.
April 13, 2023



Message from Our Independent Board Chair

Dear PayPal Stockholders:

In 2022, the Board actively worked with management to navigate the difficult macroeconomic environment to help ensure PayPal is well positioned for future growth. We also continued to proactively engage with stockholders and responsibly oversee strategy and risks for the Company. This was a year of transformation for PayPal, as we increased our operating discipline while continuing to invest in innovation at scale.

Board Composition & Oversight

Our Board's balanced mix of diversity, skills and experience enables it to effectively perform its oversight responsibilities. In 2022, 50% of our Board members standing for election were women or from diverse ethnic groups. Our focus on diversity and inclusion extends to the Company's current executive officers, 50% of whom are women and/or from diverse ethnic groups. We continually review and assess the skills and knowledge of our Board members and provide ongoing opportunities for director education on emerging trends. The Board also exercised its responsibility to oversee PayPal's enterprise risk framework, including the evolution of its risk taxonomy in 2022. In addition, The Board continues to oversee PayPal's environmental, social and governance ("ESG") strategy and related risks and opportunities as a full Board and through its Board Committees.

Stakeholder Engagement

We regularly engage with our stockholders, customers, employees, regulators and other stakeholders to ensure that we understand and thoughtfully consider their perspectives and priorities. Throughout 2022, we engaged with investors as part of our extensive stockholder engagement program, reaching out to investors representing approximately 52% of our common stock, with 25% choosing to engage with PayPal throughout the year. These discussions provide the Board and management with invaluable perspectives, insights and feedback. We look forward to our continued dialogues with our stockholders and other stakeholders.

Succession Planning

In February, Dan Schulman announced his intention to retire as President and CEO at year-end. On behalf of the Board, I would like to acknowledge the positive and lasting impact Dan has made on PayPal and our people. Under his leadership, PayPal has become one of the world's most trusted brands and a leader in digital payments and commerce, delivering value for our stockholders and other stakeholders. We thank Dan for his nearly nine years of service and his commitment to supporting a smooth transition as we conduct a thorough and rigorous search to identify his successor. We look forward to Dan's continued service as a vital member of PayPal's Board of Directors, providing oversight of the persistent execution of our mission and vision.

On behalf of our Board, thank you for your investment in PayPal. I look forward to discussing these developments further with you at the 2023 Annual Meeting on May 24, which will be held via live webcast at www.virtualshareholdermeeting.com/PYPL2023.

Sincerely yours,

John J. Donahoe
Independent Board Chair
April 13, 2023

Table of Contents

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements that involve expectations, plans or intentions (such as those relating to future business, future results of operations or financial condition, new or planned features or services, mergers or acquisitions, or management strategies). These forward-looking statements can be identified by words such as "may," "will," "would," "should," "could," "expect," "anticipate," "believe," "estimate," "intend," "continue," "strategy," "future," "opportunity," "plan," "project," "forecast" and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results and financial condition to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those discussed in the "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We do not intend, and undertake no obligation except as required by law, to update any of our forward-looking statements after the date of this proxy statement to reflect actual results, new information or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Incorporation By Reference

All website addresses contained in this proxy statement are intended to provide inactive, textual references only. The content on, or accessible through, any website identified in this proxy statement is not a part of, and is not incorporated by reference into, this proxy statement or in any other report or document that we file with the Securities and Exchange Commission.

PayPal

Notice of 2023 Annual Meeting of Stockholders

Wednesday, May 24, 2023
8:00 a.m. Pacific Time

Online at: **www.virtualshareholdermeeting.com/PYPL2023**

There is no physical location for the 2023 Annual Meeting.

ITEMS OF BUSINESS

1. Election of the 12 director nominees named in this proxy statement.
2. Advisory vote to approve named executive officer compensation.
3. Approval of the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated.
4. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2023.
5. Consideration of five stockholder proposals, if properly presented at the Annual Meeting.
6. Such other business as may properly come before the Annual Meeting.

RECORD DATE

Thursday, March 30, 2023 (the "Record Date")

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

PARTICIPATION IN VIRTUAL ANNUAL MEETING

We are pleased to invite you to participate in our Annual Meeting, which will be conducted exclusively online at www.virtualshareholdermeeting.com/PYPL2023. See "Important Information About PayPal's Virtual Annual Meeting" on the following page for additional information.

The Annual Meeting will begin promptly at 8:00 a.m. Pacific Time. The virtual meeting room will open at 7:45 a.m. Pacific Time for registration.

VOTING

Your vote is very important to us. Please act as soon as possible to vote your shares, even if you plan to participate in the Annual Meeting. For specific instructions on how to vote your shares, see "Frequently Asked Questions – Voting Information" beginning on page 109 of this proxy statement.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF THREE WAYS:

INTERNET	**BY TELEPHONE**	**BY MAIL**
Visit the website on your proxy card	Call the telephone number on your proxy card	Sign, date and return your proxy card in the enclosed envelope

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

By Order of the Board of Directors

[signature]

Brian Y. Yamasaki
Corporate Secretary
April 13, 2023

This notice of Annual Meeting and proxy statement and form of proxy are being distributed and made available on or about April 13, 2023.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 24, 2023

This proxy statement and PayPal Holdings, Inc.'s 2022 Annual Report are available electronically at https://investor.pypl.com/financials/annual-reports/default.aspx and (with your 16-digit control number) at www.proxyvote.com.

Important Information About PayPal's Virtual Annual Meeting

PayPal's 2023 Annual Meeting will be conducted online only, via live webcast. Stockholders will be able to access the meeting live by visiting www.virtualshareholdermeeting.com/PYPL2023. We have adopted a virtual meeting format to broaden stockholder access and encourage participation and communication with our management.

We have conducted efficient and effective virtual meetings since PayPal became an independent company in 2015. We intend to continue to ensure that our stockholders are afforded the same rights and opportunities to participate virtually as they would at an in-person meeting. We believe the virtual format makes it easier for stockholders to attend, and participate fully and equally in, the Annual Meeting because they can join with any Internet-connected device from any location around the world at no cost. Our virtual meeting format helps us engage with all stockholders regardless of size, resources or physical location, reduces our environmental impact, protects the health and safety of attendees and saves time and money.

Participating in the Virtual Annual Meeting

- Instructions on how to attend the virtual Annual Meeting are posted at www.virtualshareholdermeeting.com/PYPL2023.
- You may log in to the meeting platform beginning at 7:45 a.m. Pacific Time on May 24, 2023. The meeting will begin promptly at 8:00 a.m. Pacific Time.
- You will need the 16-digit control number provided in your proxy materials to attend the virtual Annual Meeting and listen live at www.virtualshareholdermeeting.com/PYPL2023.
- Stockholders of record and beneficial owners as of the March 30, 2023 Record Date may vote their shares electronically during the virtual Annual Meeting.
- On the date of the Annual Meeting, if you have questions about how to attend and participate, or encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call 1-844-986-0822 (U.S.) or 1-303-562-9302 (International).

Additional Information About the Virtual Annual Meeting

- Stockholders may submit questions in advance of the meeting at www.proxyvote.com before 8:59 p.m. Pacific Time on May 23, 2023, or during the live meeting at www.virtualshareholdermeeting.com/PYPL2023.
- During the meeting's live question and answer session, members of our executive management team and our Board Chair will answer questions (including those submitted in advance) as time permits.
- Our rules of conduct and procedure for the meeting generally provide that:
  - Management will answer stockholder questions after the formal meeting has concluded.
  - We limit each stockholder to one question so that we can answer questions from as many stockholders as possible. Questions should be succinct and cover only one topic per question. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized and answered together. In addition, questions may be edited for brevity and grammatical corrections.
  - We do not intend to address any questions that are, among other things: irrelevant to the business of the Company or to the business of the Annual Meeting; related to material non-public information of the Company; related to personal matters or grievances; derogatory or otherwise in bad taste; repetitious statements already made by another stockholder; in furtherance of the stockholder's personal or business interests; or out of order or not otherwise suitable for the conduct of the Annual Meeting, in each case as determined by the Board Chair or Corporate Secretary in their reasonable discretion.
- If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if we are not able to answer all the questions submitted due to time constraints, stockholders may contact us separately after the meeting through our Investor Relations department by email at investorrelations@paypal.com.
- We will post questions and answers if applicable to the Company's business on our Investor Relations website as soon as practicable after the Annual Meeting. In addition, a replay of the meeting will be publicly available on our Investor Relations website after the meeting concludes.

Proxy Statement Summary

This summary highlights certain information contained elsewhere in this proxy statement for the 2023 Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting.

2023 Annual Meeting Information



TIME AND DATE
8:00 a.m. Pacific Time
on May 24, 2023



PLACE
Online at www.virtualshareholdermeeting.com/PYPL2023.
There is no physical location for the Annual Meeting.



RECORD DATE
March 30, 2023

Proposals to be Voted on and Board Voting Recommendations

	Proposal	Recommendation of the Board	Page
1	Election of the 12 Director Nominees Named in this Proxy Statement	FOR each of the nominees	12
2	Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)	FOR	49
3	Approval of the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated	FOR	85
4	Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2023	FOR	95
5	Stockholder Proposal – Provision of Services in Conflict Zones	AGAINST	98
6	Stockholder Proposal – Reproductive Rights and Data Privacy	AGAINST	100
7	Stockholder Proposal – PayPal Transparency Reports	AGAINST	102
8	Stockholder Proposal – Report on Ensuring Respect for Civil Liberties	AGAINST	105
9	Stockholder Proposal – Adopt Majority Vote Standard for Director Elections	AGAINST	107

Our 2022 Key Highlights

Sound Financial and Operational Performance

In 2022, we delivered solid financial and operating results across our key performance metrics. This was accomplished during a challenging period of macroeconomic uncertainty, slowing ecommerce growth and geopolitical instability. We ended the year with 435 million active consumer and merchant accounts and our revenue increased by 8% to $27.5 billion compared to 2021. In 2022, we processed 22.3 billion payment transactions and $1.36 trillion in total payment volume across our platform, representing year-over-year increases of 16% and 9%, respectively. We returned $4.2 billion to stockholders through share repurchases in 2022, representing more than 80% of our free cash flow. Importantly, we also narrowed our focus on key strategic initiatives and identified areas to operate more efficiently, reducing both costs and complexity throughout the organization. These combined efforts resulted in over $900 million of savings across both transaction and non-transaction related expenses, contributing to a return to non-GAAP operating margin expansion and non-GAAP earnings per share growth in the fourth quarter of 2022.

This progress is a direct result of our sharpened focus, responsible innovation and enhanced cost discipline, which enable us to execute on our core strategic priorities. In 2022, we created better checkout experiences, enhanced our digital wallet, expanded our global pay later solutions and grew our unbranded processing business with leading merchants around the globe.

Performance Highlights



Revenue



Non-GAAP Operating Margin[1]



Free Cash Flow[1]

Delivering attractive revenue growth:

8%

Revenue Increase from 2021 (Spot Basis)

Expanding network at scale:

435M

Active Accounts (Up 2% from 2021)

Growing payment volume:

$1.36T

Total Payment Volume (Up 9% from 2021)

[1] Non-GAAP Operating Margin and Free Cash Flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" in this proxy statement.

Our Stock Price Performance

PayPal has a track record of creating stockholder value, and despite market volatility over the past year, the Company has returned approximately 86% since becoming an independent public company. Our one-year* and three-year** total stockholder return were -62% and -34%, respectively.

Total Stockholder Return ("TSR") as an Independent Public Company***



*   Measured from December 31, 2021 to December 31, 2022
**   Measured from December 31, 2019 to December 31, 2022
***   Assumes $100 was invested in 2015.
^   Market cap weighted peer index consists of ADBE, GOOG, AMZN, AXP, AAPL, SQ, DFS, FIS, FISV, GPN, INTU, JPM, MA, META, NFLX, ORCL, CRM, NOW, V.

To learn more about how our 2022 performance relates to our executive compensation program, see the Compensation Discussion and Analysis beginning on page 50 of this proxy statement.

Driving Progress on our Mission, Vision and Values

Over the past year, we remained focused on furthering our mission to build a more financially inclusive and interconnected world. Our teams worked quickly together to enable $600 million in peer-to-peer payments and money transfers to support Ukrainian citizens and refugees. PayPal and its partners also helped to raise over $600 million through our platform for organizations towards Ukrainian relief efforts. We also provided helpful products to small businesses, entrepreneurs and consumers to improve their financial flexibility and resiliency to weather the uncertain economy. Through our merchant lending services, we provided access to more than $4 billion in capital, expanded our Zettle Terminal to merchants in the U.S., launched PayPal Rewards and Honey extension for consumers to save money on everyday purchases and enabled secure, passwordless login to PayPal accounts across platforms and devices with passkeys.

We have also continued to pursue initiatives to strengthen the financial security of our workforce and support a flexible workplace. This included financial wellness awards to hourly and entry-level employees and a revised vesting schedule of our restricted stock unit grants to give employees earlier and more frequent access to their shares. We launched our Leadership Principles, which promote behaviors to support our next chapter of growth and drive deeper understanding of our core values of Inclusion, Innovation, Wellness and Collaboration. We continue to have success with our hybrid working model, which preserves the flexibility that is important to our employees while also providing opportunities for in-person collaboration and professional development.

2023 Director Nominees

The following tables provide summary information about our director nominees. All our 2023 director nominees are independent except Mr. Schulman, PayPal's President and CEO. Directors are elected annually by a majority of votes cast. The Board of Directors recommends that you vote "FOR" the election of each of the 12 nominees. See page 12 of this proxy statement for this proposal.

Directors		Occupation	Diversity	Age	Director Since	Independent	Other Public Company Boards	Committee Memberships		
								ARC	COMP	GOV
	Rodney C. Adkins	President, 3RAM Group LLC	D	64	2017	●	3	●		●
	Jonathan Christodoro	Partner, Patriot Global Management, LP		46	2015	●	-		●	●
	John J. Donahoe ☆	President and CEO, Nike, Inc.		62	2015	●	1			
	David W. Dorman	Former Non-Executive Board Chair of CVS Health Corporation		69	2015	●	1		★	●
	Belinda J. Johnson	Former Chief Operating Officer, Airbnb, Inc.	W	56	2017	●	1	●		
	Enrique Lores	President and CEO, HP Inc.	D	57	2021	●	1	●		
	Gail J. McGovern	President and CEO, American Red Cross	W	71	2015	●	1		●	★
	Deborah M. Messemer	Former Major Market Managing Partner, KPMG (retired)	W	65	2019	●	2	●		

☆ Independent Board Chair   ★ Committee Chair
ARC = Audit, Risk and Compliance Committee ("ARC Committee")
COMP = Compensation Committee
GOV = Corporate Governance and Nominating Committee
W = Woman
D = Diverse Ethnicity

Directors	Occupation	Diversity	Age	Director Since	Independent	Other Public Company Boards	Committee Memberships		
							ARC	COMP	GOV
 David M. Moffett	Former CEO, Federal Home Loan Mortgage Corp. (retired)		71	2015	●	1	★		
 Ann M. Sarnoff	Former Board Chair and CEO, WarnerMedia Studios & Networks Group	W	61	2017	●	-	●		
 Daniel H. Schulman	President and CEO, PayPal Holdings, Inc.		65	2015		1			
 Frank D. Yeary	Managing Member, Darwin Capital Advisors, LLC		59	2015	●	2	●		

☆ Independent Board Chair   ★ Committee Chair
ARC = Audit, Risk and Compliance Committee ("ARC Committee")
COMP = Compensation Committee
GOV = Corporate Governance and Nominating Committee
W = Woman
D = Diverse Ethnicity

Board Diversity Matrix (As of April 13, 2023)		
Total Number of Directors	12	
Part I: Gender Identity		
	Female	Male
Directors	4	8
Part II: Demographic Background		
African American or Black	-	1
White	4	5
Two or More Races or Ethnicities	-	1
Did Not Disclose Demographic Background	-	1

The Board and the Corporate Governance and Nominating Committee (the "Governance Committee") are committed to ensuring that the Board is composed of individuals who have highly relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives and effectively represent the long-term interests of stockholders. Below is a snapshot of the diversity, skills and experience of our director nominees. For more information about our Board members, see "Director Experience, Expertise and Attributes" beginning on page 13 of this proxy statement.

PROXY STATEMENT



1   PayPal became an independent public company in July 2015.

Nominee Skills & Experience

Payments / Financial Services / FinTech	Technology / Innovation	Global Business	Senior Leadership	Business Development and Strategy	Legal / Regulatory / Governmental
7	10	12	12	12	9

Cybersecurity / Information Security	Finance / Accounting	Consumer / Sales / Marketing / Brand Management	ESG	Talent Management	Other Public Company Board Service
4	12	10	11	11	12

Corporate Governance Highlights

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, foster responsible decision-making, engender public trust and demonstrate PayPal's commitment to transparency, accountability, independence and diversity.

- 11 of 12 director nominees are independent
- Independent Board Chair with significant responsibilities
- All directors stand for annual election
- Simple majority vote standard for charter/bylaw amendments and mergers/business combinations
- Diverse Board in which 6 of 12 director nominees are women and/or from a diverse ethnic group
- Diverse characteristics considered in assessing Board composition include sexual orientation, ethnicity, nationality and cultural background
- Committed to actively seeking highly qualified women and individuals from underrepresented communities to include in the initial pool from which director nominees are chosen
- Annual performance self-evaluations by the full Board and each committee

- Majority vote standard for uncontested director elections
- Stockholder right to call a special meeting
- Regular review of Board and executive succession planning
- Strong stockholder engagement practices
- Director service limited to no more than four public company boards, including the PayPal Board
- Proxy access for qualifying stockholders
- Robust stock ownership requirements for our executives and directors
- Prohibition on hedging and pledging transactions by executive officers and directors
- Annual Global Impact Report disclosing our performance, progress and strategy on key ESG topics

To learn more about our corporate governance practices and policies, see page 21 of this proxy statement.

Stockholder Engagement

Outreach and Engagement	Contacted holders of **52%** of our common stock	Engaged with holders of **25%** of our common stock

PayPal Participants	Committee Chairs	Investor Relations/ Corporate Secretary	Internal Experts

Areas of Stockholder Focus	Board Composition and Succession Planning	Risk Management and Oversight	Executive Compensation	ESG Matters

How We've Responded	- Since 2017, added five highly qualified directors from underrepresented groups, with diverse skills and experiences that enhance the overall effectiveness of the Board. See page 13 of this proxy statement. - Board and ARC Committee oversight of PayPal's Enterprise Risk and Compliance Management (ERCM) Program and the Company's management of key risks, including cybersecurity and data privacy. See page 26 of this proxy statement. - Continued to incorporate diversity, inclusion, equity and belonging (DIE&B) considerations into our executive compensation program, with a focus on driving measurable outcomes. See page 61 of this proxy statement. - Enhancements to our global talent management strategy and our evolving workplace model. See pages 41-43 of this proxy statement.

Executive Compensation Highlights

The Compensation Committee has designed our executive compensation program to support PayPal's growth strategy. The Compensation Committee believes that long-term incentives in the form of equity awards should make up a significant portion of our named executive officers' ("NEOs") Target Total Direct Compensation opportunity because such awards help align pay and performance and the interests of our executives with those of our stockholders.

The following charts show the 2022 Target Total Direct Compensation[1] mix for our CEO, Mr. Schulman, and the average 2022 Target Total Direct Compensation mix for our other NEOs.[2] To learn more about our executive compensation program, see the Compensation Discussion and Analysis beginning on page 50 of this proxy statement.

2022 Total Target Direct Compensation Mix


CEO
5% Base Salary
9% Target Annual Incentive Award
• 75% PBRSUs
• 25% Cash
43% RSUs
43% PBRSUs
85% Target Annual Long-Term Incentive Value
52% Performance-Based Compensation
Other NEOs
7% Base Salary
7% Target Annual Incentive Award
• 75% PBRSUs
• 25% Cash
43% RSUs
43% PBRSUs
85% Target Annual Long-Term Incentive Value
50% Performance-Based Compensation

1 Target Total Direct Compensation is the sum of (i) 2022 base salary, (ii) target 2022 annual incentive award (based on the target grant date fair value for the portion of the award delivered as performance-based restricted stock units ("PBRSUs")) and (iii) target annual long-term incentive award (based on the grant date fair value). Percentages may not add up to 100% due to rounding.

2 The Total Target Direct Compensation Mix for Other NEOs excludes Mr. Jorgensen and Ms. Rabinovitch because they were hired or appointed as an NEO, respectively, outside of our annual rewards cycle.

ESG Governance & 2022 Highlights

Our governance framework is designed to provide sound company oversight, drive Board and management accountability and demonstrate PayPal's commitment to transparency, independence and diversity. We take a decentralized approach to management of ESG within the organization, led by oversight from our Board and strategy-setting from senior leadership. The entire Board engages on ESG matters that impact business strategy, and Board committees are tasked with oversight of specific matters. Management briefs Board committees and executive management on ESG topics on a quarterly basis and meets with a subcommittee of the Enterprise Risk Management ("ERM") Committee at least annually to review current and emerging ESG-related risk topics.



Oversight

Our Board of Directors is actively engaged on ESG matters that impact business strategy.

- **Governance Committee:** Oversight of PayPal's management of ESG, including overall ESG strategy, risks and opportunities, stakeholder engagement and programs and initiatives in social innovation and environmental sustainability

- **Audit, Risk and Compliance (ARC) Committee:** Oversight of the company's risk framework and enterprise-wide compliance program, including cybersecurity and privacy matters

- **Compensation Committee:** Oversight of the company's strategies and responsibilities related to human capital (global talent) management, including diversity and inclusion, pay equity efforts and corporate culture

Management

Our executive management directs and manages the execution of our enterprise-wide ESG strategy to ensure non-financial risks and opportunities are appropriately integrated across the enterprise, including through the ERCM Program

Implementation

An ESG steering committee and cross-functional working groups with representatives from more than 20 functions are responsible for overall program implementation

PayPal recognizes the importance of operating our business in a responsible and sustainable manner aligned with our mission to build a more financially inclusive and interconnected global economy. We believe the effective management of key non-financial risks and opportunities plays a role in furthering our strategy and helps to create value for our stakeholders. To that end, in 2022, we continued to demonstrate progress across the four dimensions of our ESG strategy.

Responsible Business Practices
Strengthened our proactive cybersecurity program through our **ISO 27001 certified information security program** and educated and protected consumers and employees against fraud.

Social Innovation
Facilitated **access to $4.2 billion in capital** for entrepreneurs and small businesses.

Employees & Culture
Reached **56% overall diverse workforce representation** and continued to build on our global talent strategy to attract, develop and retain top talent.

Environmental Sustainability
Demonstrated progress towards our science-based climate targets across our value chain and maintained **100% renewable energy** for our data centers.

For more information on our ESG strategy and program, see "ESG Oversight and Highlights" beginning on page 38 of this proxy statement, and our most recent Global Impact Report, which is available at https://investor.pypl.com/esg-strategy.

PROPOSAL 1:
Election of Directors

Based upon a review of their skills, qualifications, expertise and characteristics, the Board has nominated all our current directors for election at the Annual Meeting, to serve until our 2024 Annual Meeting of Stockholders and until their successors are elected and qualified. Each director nominee is independent except Mr. Schulman, our President and CEO. Each of our current directors has been previously elected by our stockholders. We expect that each director nominee will be able to serve if elected. If any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the current Board may identify a substitute nominee to fill the vacancy, reduce the size of the Board or leave a vacancy to fill at a later date.

Directors must be elected by a majority of the votes cast in uncontested elections, which has been our voting standard since we became an independent public company in July 2015. This means that the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. (For more information, see "Frequently Asked Questions – Voting Information" on page 109 of this proxy statement.) Each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not re-elect that director. After the certification of any such stockholder vote, the Governance Committee or a committee composed solely of independent directors that does not include the director who was not re-elected will determine whether to accept the director's resignation. We will publicly disclose any such decision and the rationale behind it.

Director Nominees

The Governance Committee is responsible for recommending to the Board the qualifications for Board membership and for identifying, assessing and recommending qualified director candidates for the Board's consideration. The Board's membership qualifications and nomination procedures are set forth in the Governance Guidelines for the Board of Directors ("Governance Guidelines"). Nominees may be suggested by directors, management, stockholders or by a third-party firm.

The Governance Committee and the Board have evaluated each of the director nominees and concluded that it is in the best interests of the Company and its stockholders for each of these individuals to continue to serve as a director. The Board believes that each director nominee has a strong track record of being a responsible steward of stockholders' interests and brings extraordinarily valuable insight, perspective and expertise to the Board.

To ensure that the Board continues to evolve and be refreshed in a manner that serves the changing business and strategic needs of the Company, the Governance Committee annually reviews with the Board the applicable skills, qualifications, expertise and characteristics of Board nominees in the context of the current Board composition and Company circumstances. The Governance Committee evaluates whether each director demonstrates several key attributes and provides significant and meaningful contributions to the Board. These factors include:

- Highly relevant professional experience in payments, financial services, financial technology ("FinTech"), technology, innovation, global business, business development, strategy, legal, regulatory, government, cybersecurity, information security, finance, accounting, consumer, sales, marketing, brand management, talent (human capital) management and/or ESG matters;
- Relevant senior leadership/CEO experience;
- Experience and expertise that complement the skill sets of the other director nominees;
- High degree of character and integrity and ability to contribute to strong Board dynamics;
- Highly engaged and able to commit the time and resources needed to provide active oversight of PayPal and its management;
- Sound business judgment; and
- Commitment to enhancing stockholder value.

In addressing the overall composition of the Board, the Governance Committee considers how each director contributes to the Board's diversity in terms of gender, sexual orientation, race, ethnicity, nationality, cultural background and age, in addition to the skills, qualifications and expertise that they bring to the Board.

PROXY STATEMENT

Director Experience, Expertise and Attributes

Our 2023 Board skills matrix identifies the core skills, expertise and attributes of each director that we consider most relevant in light of our current business strategy and structure. For more information on the qualifications that each director nominee brings to our Board, see the nominee biographies beginning on page 15 of this proxy statement.

Experience, Expertise and Attributes	Adkins	Christodoro	Donahoe	Dorman	Johnson	Lores	McGovern	Messemer	Moffett	Sarnoff	Schulman	Yeary
Payments / Financial Services / FinTech — This experience is critical to oversight of PayPal's business and strategy in these complex and dynamic industries.		●	●		●			●	●		●	●
Technology / Innovation — Because PayPal is a technology platform and digital payments company, we look for directors with a background in developing technology businesses, anticipating technological trends and driving innovation and product development.	●	●	●	●	●	●	●	●		●	●	
Global Business — An understanding of diverse business environments, economic conditions, cultures and regulatory frameworks is relevant to PayPal as a global business operating in over 200 markets around the world.	●	●	●	●	●	●	●	●	●	●	●	●
Senior Leadership — Significant senior leadership and/or CEO experience, with a practical understanding of organizations, processes, strategic planning and risk management to assess, develop and implement our business strategy and operating plan.	●	●	●	●	●	●	●	●	●	●	●	●
Business Development and Strategy — This experience is relevant in helping PayPal to grow its business, expand its value proposition and assess whether potential targets and partners are a good strategic and cultural fit.	●	●	●	●	●	●	●	●	●	●	●	●
Legal / Regulatory / Governmental — Knowledge and experience with legal and regulatory issues, compliance obligations and governmental policies is relevant because we operate globally in a complex and rapidly evolving legal and regulatory environment.		●		●	●		●	●	●	●	●	●
Cybersecurity / Information Security — This experience is vital to protecting PayPal's technology infrastructure and payments platform, maintaining the trust of our customers and keeping customer information secure.	●		●	●						●		
Finance / Accounting — This experience is relevant to the oversight of PayPal's capital structure, financing and investing activities, as well as our financial reporting and internal controls.	●	●	●	●	●	●	●	●	●	●	●	●
Consumer / Sales / Marketing / Brand Management — Experience in developing strategies to grow sales and market share, build brand awareness and overall preference among customers and enhance PayPal's reputation is relevant to the growth of our business.	●	●	●	●	●	●	●		●	●	●	
ESG — An understanding of effective management and disclosure of environmental, social and/or governance ("ESG") risks and opportunities is essential to ensure appropriate oversight of ESG at PayPal and create long-term value for our stakeholders.	●	●	●		●		●	●	●		●	●
Talent Management — This experience is vital to ensuring that PayPal attracts, motivates, develops and retains qualified personnel, and fosters a corporate culture that encourages and promotes accountability, performance and diversity, inclusion, equity and belonging.	●		●	●	●	●	●	●	●	●	●	●
Other Public Company Board Service — Service on a public company board provides insights about ensuring strong board and management accountability, protecting stockholder interests and observing appropriate governance practices.	●	●	●	●	●	●	●	●	●	●	●	●

Focus on Board Refreshment and Diversity

The Governance Committee regularly oversees and plans for director succession and Board refreshment. The Board values succession and refreshment over time as critical components to maintaining an appropriate balance of tenure, diversity, skills and experience needed to promote and support the Company's long-term strategy. The Board believes that having a mix of experienced directors with a deep understanding of the Company and newer directors who bring fresh perspectives and innovative ideas provides significant benefits to the Company in driving and overseeing its strategy and operations and managing key risks. The Board does not believe in a specific limit for the overall length of time a director may serve. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company's history, policies and objectives.

The Governance Committee values diversity as a factor in selecting nominees. When searching for new directors, the Governance Committee actively seeks out highly qualified women and individuals from underrepresented communities to include in the initial pool from which Board nominees are chosen. In keeping with this commitment to diversity and inclusion, our 12 director nominees include four people who identify as women, one person who identifies as African American or Black and one person who identifies as Hispanic or Latinx and White.

Our active Board refreshment process has resulted in a strong mix of diversity and independence, which contributes to effective oversight of management and the Company. Since 2017, we have added five diverse directors to the Board, each of whom possesses a strong mix of skills, qualifications, backgrounds and experience, and has significantly contributed to and enhanced the overall effectiveness of the Board.

Stockholder Recommendations and Nominations

Stockholders who would like the Governance Committee to consider their recommendations for director nominees should submit their recommendations in writing by mail to the Governance Committee in care of our Corporate Secretary at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131, stating the candidate's name and qualifications for Board membership. Any such recommendation by a stockholder will receive the same consideration by the Governance Committee as other suggested nominees.

In addition, our Restated Certificate of Incorporation and Bylaws provide proxy access rights that permit eligible stockholders to nominate candidates for election to the Board in the Company's proxy statement. These proxy access rights permit a stockholder, or group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and nominee(s) satisfy the requirements and procedures described in our Restated Certificate of Incorporation and Bylaws.

Director Biographies





RODNEY C. ADKINS
President of 3RAM Group LLC
INDEPENDENT

Board Committees:
• ARC
• Governance

Director since: September 2017

Age: 64

Key Qualifications and Experience:

- Technology and Innovation
- Global Business
- Senior Leadership
- Business Development and Strategy
- Cybersecurity and Information Security
- Finance
- Consumer, Sales, Marketing and Brand Management
- ESG
- Talent Management
- Other Public Company Board Service

Reasons for Nomination:
Mr. Adkins brings extensive leadership experience driving innovation and business solutions, as well as expertise in technology strategy, corporate finance and global business operations.

Other Public Company Boards:
- Avnet, Inc. (Chair)
- United Parcel Service, Inc.
- W.W. Grainger, Inc.

Former Public Company Boards:
- PPL Corporation (August 2014 to May 2019)

Experience, Skills and Qualifications of Particular Relevance to PayPal:
- Extensive experience in the technology industry, including emerging technologies, strategy, global business operations, innovation, product development and brand management
- Significant experience in corporate finance, financial statements and accounting
- In-depth expertise in corporate governance matters as a board member of other public companies
- Expertise in supply chain, procurement and global trade

Biography:
- President of 3RAM Group LLC, a privately held company specializing in capital investments, business consulting services and property management, since January 2015
- Spent over 30 years at International Business Machines Corporation ("IBM") in various development and management roles, including Senior Vice President of Corporate Strategy, from April 2013 to April 2014, Senior Vice President of Systems and Technology Group, from October 2009 to April 2013, Senior Vice President of Development & Manufacturing, from May 2007 to October 2009 and Vice President of Development of IBM Systems and Technology Group, from December 2003 to May 2007





JONATHAN CHRISTODORO
Partner at Patriot Global Management, LP
INDEPENDENT

Board Committees:
• Compensation
• Governance

Director since: July 2015

Age: 46

Key Qualifications and Experience:

- Financial Services
- Technology and Innovation
- Global Business
- Senior Leadership
- Business Development and Strategy
- Regulatory
- Finance
- Consumer, Sales, Marketing and Brand Management
- ESG
- Other Public Company Board Service

Reasons for Nomination:
In addition to bringing a seasoned investor's perspective to the Board, PayPal benefits from Mr. Christodoro's substantial financial and M&A experience.

Other Public Company Boards:
- None

Former Public Company Boards:
- Xerox Corporation (June 2016 to May 2021)
- Herbalife Ltd. (April 2013 to January 2021)
- Lyft, Inc. (May 2015 to March 2019)
- Pioneer Merger Corp. (November 2020 to January 2023)
- Frontier Acquisition Corp. (February 2021 to March 2023)
- Sandridge Energy, Inc. (June 2018 to May 2021)
- Hologic, Inc. (December 2013 to March 2016)
- Cheniere Energy, Inc. (August 2015 to August 2017)

Experience, Skills and Qualifications of Particular Relevance to PayPal:
- Extensive financial, strategic planning and investment banking experience advising public companies, including at the board level
- Significant experience in identifying and evaluating mergers and acquisitions and investment opportunities and portfolio companies across a range of industries, including technology

Biography:
- Partner at Patriot Global Management, LP, an investment management firm, since March 2019
- Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds, from July 2012 to February 2017
- Served in various investment and research roles from, March 2007 to July 2012
- Began his career as an investment banking analyst at Morgan Stanley, where he focused on merger and acquisition transactions across a variety of industries
- Served in the United States Marine Corps



JOHN J. DONAHOE
President and Chief Executive Officer of Nike, Inc.

INDEPENDENT

Board Committees:	Director since:	Age:
• None	July 2015	62

Key Qualifications and Experience:



- Payments and FinTech
- Technology and Innovation
- Global Business
- CEO Experience
- Business Development and Strategy
- Cybersecurity and Information Security
- Finance
- Consumer, Sales, Marketing and Brand Management
- ESG
- Talent Management
- Other Public Company Board Service

Reasons for Nomination:
Mr. Donahoe brings significant experience as a public company CEO leading global business, executive-level expertise in payments, FinTech and technology and a deep knowledge of the Company to PayPal's Board and his role as Board Chair.

Other Public Company Boards:

- Nike, Inc.

Former Public Company Boards:

- ServiceNow, Inc. (April 2017 to June 2020)
- eBay Inc. (January 2008 to July 2015)

Experience, Skills and Qualifications of Particular Relevance to PayPal:

- Extensive industry experience and deep knowledge of PayPal's operations through his former role as director, President and Chief Executive Officer of eBay Inc.
- Expertise in commerce, technology, global strategy, operations and executive leadership
- Extensive track record of creating value, driving innovation and scaling large technology companies

Biography:

- President and Chief Executive Officer of Nike, Inc., since January 2020
- President and Chief Executive Officer of ServiceNow, Inc., a cloud computing company, from April 2017 to December 2019
- President and Chief Executive Officer of eBay Inc., from March 2008 to July 2015, and director of eBay Inc., from January 2008 to July 2015
- President, eBay Marketplaces, from March 2005 to January 2008
- Worldwide Managing Director of Bain & Company, from January 2000 to February 2005



DAVID W. DORMAN
Former Non-Executive Board Chair of CVS Health Corporation

INDEPENDENT

Board Committees:	Director since:	Age:
• Compensation (Chair)	June 2015	69
• Governance		

Key Qualifications and Experience:



- Technology and Innovation
- Global Business
- CEO Experience
- Business Development and Strategy
- Regulatory
- Cybersecurity and Information Security
- Finance and Accounting
- Consumer, Sales, Marketing and Brand Management
- ESG
- Talent Management
- Other Public Company Board Service

Reasons for Nomination:
Mr. Dorman brings strong board- and executive-level experience leading global businesses in regulated industries, together with finance, strategic planning, talent management and executive compensation expertise, to PayPal's Board and his role as Compensation Committee Chair.

Other Public Company Boards:

- Dell Technologies, Inc.

Former Public Company Boards:

- CVS Health Corporation (March 2006 to May 2022)
- Motorola Solutions, Inc. (May 2011 to May 2015)

Experience, Skills and Qualifications of Particular Relevance to PayPal:

- Expertise in finance, mergers and acquisitions and investments, strategic planning, public company executive compensation matters and executive leadership
- In-depth experience leading global companies in regulated industries

Biography:

- Founding Partner of Centerview Capital Technology Fund, a private investment firm, since July 2013
- Board Chair of InfoWorks, a portfolio company of Centerview, since January 2019
- Served on the Board of Directors of CVS Health Corporation from March 2006 until May 2022 and served as Non-Executive Board Chair from March 2011 until May 2022
- Lead Independent Director of the Board of Motorola Solutions, Inc. (formerly Motorola, Inc.), a leading provider of business and mission-critical communication products and services for enterprise and government customers, from May 2011 until his retirement from that board in May 2015
- Non-Executive Board Chair of Motorola, Inc., from May 2008 to January 2011
- Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm, from October 2006 to May 2008
- President and a director of AT&T Corporation, from November 2005 to January 2006
- Board Chair and Chief Executive Officer of AT&T Corporation, from November 2002 to November 2005
- President of AT&T Corporation, from 2000 to 2002, and the Chief Executive Officer of Concert Communications Services, a former global venture created by AT&T Corporation and British Telecommunications plc, from 1999 to 2000
- Served as a Trustee for Georgia Tech Foundation, Inc.





BELINDA J. JOHNSON
Former Chief Operating Officer of Airbnb, Inc.
INDEPENDENT

Board Committees:	Director since:	Age:
• ARC	January 2017	56

Key Qualifications and Experience:

Payments • Technology and Innovation • Global Business • Senior Leadership • Business Development and Strategy • Legal and Regulatory • Finance • Consumer, Sales, Marketing and Brand Management • ESG • Talent Management • Other Public Company Board Service

Reasons for Nomination:
PayPal benefits from Ms. Johnson's experience overseeing legal, regulatory and government affairs and operational matters for innovative global technology companies.

Other Public Company Boards:
• Airbnb, Inc.

Experience, Skills and Qualifications of Particular Relevance to PayPal:
• Extensive legal, regulatory and government relations expertise as a practicing lawyer and business affairs leader gained over two decades advising innovative and disruptive global technology companies
• Significant strategic and operational experience with a global, consumer-facing, technology company growing at scale

Biography:
• Chief Operating Officer of Airbnb, Inc., from February 2018 to March 2020
• Chief Business Affairs and Legal Officer of Airbnb, Inc., from July 2015 to February 2018, having joined as General Counsel in December 2011
• Served in various positions at Yahoo! Inc., from August 1999 until her departure in August 2011, when she served as Senior Vice President and Deputy General Counsel





ENRIQUE LORES
President and CEO, HP Inc.
INDEPENDENT

Board Committees:	Director since:	Age:
• ARC	June 2021	57

Key Qualifications and Experience:

Technology and Innovation • Global Business • Senior Leadership • Business Development and Strategy • Finance • Consumer, Sales, Marketing and Brand Management • ESG • Talent Management • Other Public Company Board Service

Reasons for Nomination:
As President and CEO of HP Inc., Mr. Lores provides an enhanced global perspective based on his international business and leadership experience, as well as technology industry, product and operational expertise.

Other Public Company Boards:
• HP Inc.

Experience, Skills and Qualifications of Particular Relevance to PayPal:
• Deep experience at the highest levels of the information and technology industry with product and operational expertise
• Proven leader with extensive international business and leadership experience and global perspective

Biography:
• President and Chief Executive Officer of HP Inc., an information technology company, since November 2019
• President, Imaging and Printing Solutions, HP Inc., from November 2015 to October 2019
• Spent over 30 years at The Hewlett-Packard Company in several positions of increasing responsibility ranging from Vice President, Imaging & Printing Group, EMEA to Senior Vice President & General Manager, Business Personal Systems and then Separation Leader, from 1989 to 2015

PROXY STATEMENT



GAIL J. MCGOVERN
President and Chief Executive Officer of the American Red Cross
INDEPENDENT

Board Committees:	Director since:	Age:
• Compensation	June 2015	71
• Governance (Chair)		

Key Qualifications and Experience:



Technology and Innovation | Global Business | CEO Experience | Business Development and Strategy
Regulatory | Finance | Consumer, Sales, Marketing and Brand Management | ESG
Talent Management | Other Public Company Board Service

Reasons for Nomination:
Ms. McGovern brings a unique perspective to the Board and her role as Governance Chair based on her leadership experience in regulated industries and mission-driven organizations, including through her current role as President and CEO of the American Red Cross.

Other Public Company Boards:
• DTE Energy Company

Experience, Skills and Qualifications of Particular Relevance to PayPal:
• Extensive executive experience in strategic planning, sales and marketing, customer relations and corporate finance
• Strong expertise in regulatory matters and government relations garnered through leadership positions in regulated industries
• Brings a strong perspective from the academic and nonprofit worlds aligned with PayPal's mission and vision

Biography:
• President and Chief Executive Officer of the American Red Cross, a humanitarian organization, since June 2008
• Faculty member at the Harvard Business School, from 2002 to 2008
• President of Fidelity Personal Investments, from 1998 to 2002
• Executive Vice President, Consumer Markets Division at AT&T Corporation, from 1997 to 1998
• Serves as a trustee of The Johns Hopkins University School of Medicine



DEBORAH M. MESSEMER
Former Major Market Managing Partner at KPMG
INDEPENDENT

Board Committees:	Director since:	Age:
• ARC (Audit Committee Financial Expert)	January 2019	65

Key Qualifications and Experience:



Financial Services | Technology and Innovation | Global Business | Senior Leadership
Business Development and Strategy | Regulatory | Finance and Accounting | Consumer, Sales, Marketing and Brand Management
ESG | Talent Management | Other Public Company Board Service

Reasons for Nomination:
Based on her extensive experience at KPMG for clients in industries including financial services and technology, Ms. Messemer provides strong strategic and finance expertise, including with respect to financial reporting and internal controls.

Other Public Company Boards:
• Allogene Therapeutics, Inc.
• TPG, Inc

Experience, Skills and Qualifications of Particular Relevance to PayPal:
• More than 30 years of experience in finance, strategy, market development, regulation, governance and operations
• Strong leadership and people management experience as Managing Partner of KPMG's Bay Area and Northwest region, leading a team of over 3,000 employees
• Extensive expertise in financial reporting, due diligence, mergers and acquisitions and internal controls over financial reporting as Audit Engagement Partner or Senior Relationship Partner for companies in a variety of industries, including financial services and technology

Biography:
• Served for over 35 years at KPMG, one of the world's leading professional services firms, first in the audit practice, then as Audit Engagement Partner or Global Senior Relationship Partner for clients in a variety of industries, including financial services and technology. She was Managing Partner of KPMG's Bay Area and Northwest region, responsible for leading teams in 10 offices across all functions, from 2008 through her retirement in September 2018
• Served on the Board of Directors of Carbon, Inc., a privately held company



DAVID M. MOFFETT
Former Chief Executive Officer of Federal Home Loan Mortgage Corp.
INDEPENDENT

Board Committees:	Director since:	Age:
• ARC (Chair) (Audit Committee Financial Expert)	June 2015	71

Key Qualifications and Experience:



Payments | Global Business | CEO Experience | Business Development and Strategy

Regulatory and Governmental | Finance and Accounting | ESG | Talent Management

Other Public Company Board Service

Reasons for Nomination:
PayPal benefits from Mr. Moffett's significant leadership experience in financial services and his strong financial reporting, audit, risk and compliance, capital allocation and M&A expertise is directly relevant to his role as ARC Committee Chair.

Other Public Company Boards:
• CSX Corporation

Former Public Company Boards:
• Genworth Financial, Inc. (December 2012 to May 2021)
• Freddie Mac (December 2008 to March 2009)
• eBay Inc. (July 2007 to July 2015)

Experience, Skills and Qualifications of Particular Relevance to PayPal:
• Strong leadership experience and extensive global financial management and regulatory expertise as a former Chief Executive Officer and Chief Financial Officer of financial services companies
• More than 30 years of strategic finance, mergers and acquisitions, risk management and operational experience in banking and payment processing

Biography:
• Lead Independent Director of PayPal, from July 2015 to December 2018
• Chief Executive Officer of Federal Home Loan Mortgage Corp. ("Freddie Mac"), from September 2008 until his retirement in March 2009, and director of Freddie Mac, from December 2008 to March 2009
• Chief Financial Officer of Star Banc Corporation, a bank holding company, starting in 1993. During his tenure, he played an integral role in the acquisition of Firstar Corporation in 1998 and later U.S. Bancorp in 2001. Mr. Moffett remained Chief Financial Officer of U.S. Bancorp until 2007
• Serves as a Trustee for Columbia Threadneedle Mutual Funds and University of Oklahoma Foundation and as a consultant to various financial services companies



ANN M. SARNOFF
Former Board Chair and Chief Executive Officer of WarnerMedia Studios & Networks Group
INDEPENDENT

Board Committees:	Director since:	Age:
• ARC	June 2017	61

Key Qualifications and Experience:



Technology and Innovation | Global Business | CEO Experience | Business Development and Strategy

Regulatory | Finance | Consumer, Sales, Marketing and Brand Management | Talent Management

Other Public Company Board Service

Reasons for Nomination:
Ms. Sarnoff brings substantial experience creating innovative partnerships and technology-focused solutions across platforms, as well as expertise in consumer engagement and global business development.

Other Public Company Boards:
• None

Former Public Company Boards:
• HSN, Inc. (December 2012 to December 2017)

Experience, Skills and Qualifications of Particular Relevance to PayPal:
• More than 30 years of diversified business and media experience through a variety of executive leadership roles
• Expertise in driving consumer engagement with brands and developing innovative partnerships
• Extensive technology experience across media and platforms

Biography:
• Board Chair and Chief Executive Officer of WarnerMedia Studios & Networks Group, a global leader in entertainment and consumer products, from August 2020 to April 2022
• Board Chair and Chief Executive Officer of Warner Bros. Entertainment, from August 2019 to August 2020
• President of BBC Studios Americas, from August 2015 to August 2019
• Chief Operating Officer of BBC Worldwide North America, from 2010 to July 2015
• Board Chair of BritBox, a joint venture subscription streaming service launched in partnership with ITV in March 2017
• Serves as vice chair of the boards of McDonough School of Business at Georgetown and The Shed, serves as a member of the boards of directors of Realm Media and WTA Ventures



DANIEL H. SCHULMAN
President and Chief Executive Officer of PayPal

Board Committees:	Director since:	Age:
• None	July 2015	65

Key Qualifications and Experience:

Payments, Financial Services and FinTech · Technology and Innovation · Global Business · CEO Experience · Business Development and Strategy · Legal, Regulatory and Governmental · Cybersecurity and Information Security · Finance and Accounting · Consumer, Sales, Marketing and Brand Management · ESG · Talent Management · Other Public Company Board Service

Reasons for Nomination:
As PayPal's CEO, Mr. Schulman brings deep leadership experience in payments, financial services, technology, regulatory and cybersecurity, as well as in-depth knowledge of the Company.

Other Public Company Boards:
• Verizon Communications Inc.

Former Public Company Boards:
• NortonLifeLock (formerly known as Symantec Corporation), Board Chair (January 2013 to December 2019)
• Flex Ltd. (June 2009 to August 2018)

Experience, Skills and Qualifications of Particular Relevance to PayPal:
• Deep expertise in payments, financial services, mobile technology, innovation, regulatory and cybersecurity matters
• Leadership experience and vision in growing large, complex businesses
• Experience transforming financial services while driving cultural change and fostering a values-based environment that champions DIE&B

Biography:
• President and Chief Executive Officer of PayPal, since July 2015; served as the President and CEO-Designee of PayPal, from September 2014 to July 2015
• Group President, Enterprise Group of American Express Company, from August 2010 to August 2014
• President, Prepaid Group of Sprint Nextel Corporation, from November 2009 to August 2010, when Sprint Nextel acquired Virgin Mobile, USA



FRANK D. YEARY
Managing Member at Darwin Capital Advisors, LLC
INDEPENDENT

Board Committees:	Director since:	Age:
• ARC	July 2015	59

Key Qualifications and Experience:

Financial Services · Global Business · Senior Leadership · Business Development and Strategy · Regulatory and Governmental · Finance and Accounting · ESG · Talent Management · Other Public Company Board Service

Reasons for Nomination:
Mr. Yeary brings deep financial acumen and global M&A expertise to the Board, as well as robust corporate governance expertise and a strong understanding of investor perspectives.

Other Public Company Boards:
• Intel Corporation (Chair)
• Mobileye Global, Inc.

Experience, Skills and Qualifications of Particular Relevance to PayPal:
• Extensive career in investment banking and finance with financial strategy and global mergers and acquisitions expertise, including expertise in financial reporting, experience in assessing the efficacy of mergers and acquisitions with international companies on a global scale and experience attracting and retaining strong senior leaders
• Role as a Vice Chancellor and as Chief Administration Officer of a large public research university provides strategic and financial expertise
• Extensive experience in corporate governance and stockholder engagement, including as a co-founder of CamberView Partners, a financial advisory firm providing independent, investor-led advice to public companies and their boards

Biography:
• Managing Member at Darwin Capital Advisors, LLC, a private investment firm, since October 2018 and a Member since 2012
• Executive Chair of CamberView Partners, LLC, a corporate advisory firm, from 2012 to 2018
• Vice Chancellor of the University of California, Berkeley, a public university, from 2008 to 2012, where he led and implemented changes to the university's financial and operating strategy
• Spent 25 years in the finance industry, most recently as Managing Director, Global Head of Mergers and Acquisitions and as a member of the Management Committee at Citigroup Investment Banking

The Board and the Governance Committee believe that the combination of our director nominees' qualifications, skills and experience will contribute to an effective Board and that, individually and collectively, the director nominees have the necessary qualifications to provide effective oversight of the business and quality advice and counsel to management.

 THE BOARD RECOMMENDS A **VOTE FOR** EACH OF THE DIRECTOR NOMINEES.

Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, oversee risk assessment and management strategies, foster responsible decision-making and engender public trust. We believe that strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our long-term success.

Board Leadership

The Board's leadership structure is designed to promote Board effectiveness and to appropriately allocate authority and responsibility between the Board and management. The Board believes that separating the Chair and CEO positions continues to be the appropriate leadership structure for the Company at this time, as it provides the Company and the Board with strong leadership and independent oversight of management and allows the CEO to focus primarily on the management and operation of our business. Factors that the Board considers in reviewing its leadership structure and making this determination include, but are not limited to, the current composition of the Board, the policies and practices in place to provide independent Board oversight of management, the Company's circumstances and the views of our stockholders and other stakeholders. Changes in the Board's leadership structure will be reflected on our website shortly after becoming effective and disclosed in compliance with applicable regulatory requirements.

Independent Chair



JOHN J. DONAHOE

Mr. Donahoe has served as the Board Chair since PayPal became an independent public company in July 2015.

The Board has concluded that Mr. Donahoe is an independent director under the listing standards of the Nasdaq Global Select Market ("Nasdaq") and the Governance Guidelines.

Mr. Donahoe possesses extensive industry experience and deep knowledge of PayPal's operations, serves as a trusted advisor to management and effectively leads a dynamic and collaborative Board.

Robust Independent Chair Responsibilities
- Calls meetings of the Board and independent directors
- Sets the agenda for Board meetings in consultation with other directors and the CEO
- Provides management with input as to the quality, quantity and timeliness of the flow of information that is necessary for the independent directors to effectively and responsibly perform their duties
- Chairs executive sessions of the independent directors
- Acts as a liaison between the independent directors and the CEO on sensitive issues
- Leads the Board's annual CEO performance evaluation
- Leads the Board's review of the results of the annual self-evaluation process, including acting on director feedback as needed
- Engages and consults with major stockholders and other constituencies, where appropriate

Director Independence

Under the Nasdaq listing standards and our Governance Guidelines, the Board must consist of a majority of independent directors. Annually, each director completes a questionnaire designed to assist the Board in determining whether the director is independent, and whether members of the ARC Committee and the Compensation Committee satisfy additional Securities and Exchange Commission ("SEC") and Nasdaq independence requirements. The Board has adopted guidelines setting forth certain categories of transactions, relationships and arrangements that it has deemed immaterial for purposes of determining independence.

Based on the review and recommendation by the Governance Committee, the Board analyzed the independence of each director and has determined that Mses. Johnson, McGovern, Messemer and Sarnoff and Messrs. Adkins, Christodoro, Donahoe, Dorman, Lores, Moffett and Yeary meet the standards of independence under the Nasdaq listing standards and the Governance Guidelines, including that each director is free of any relationship that would interfere with their individual exercise of independent judgment.

Our Governance Guidelines prohibit Company directors from serving as a director or as an officer of another company that may cause a significant conflict of interest. Our Governance Guidelines also provide that any director who has previously been determined to be independent must inform the Board Chair and our Corporate Secretary of any significant change in personal circumstances that may cause their status as an independent director to change, including a change in principal occupation, change in professional roles and responsibilities, status as a member of the board of another public company or retirement, in each case including changes that may affect the continued appropriateness of Board or committee membership. In such situations, the Governance Committee makes a recommendation to the Board on the continued appropriateness of such director's Board or committee membership(s).

Board Committees

The Board has three principal standing committees: the ARC Committee, the Compensation Committee and the Governance Committee. Each committee has a written charter that addresses, among other matters, the committee's purposes and policy, composition and organization, duties and responsibilities and meetings. The committee charters are available in the governance section of our Investor Relations website at https://investor.pypl.com/governance. Each charter permits the applicable committee, in its discretion, to delegate all or a portion of its duties and responsibilities to a subcommittee or any member of the committee. Subject to applicable law, listing standards and the terms of its charter, the Compensation Committee also may delegate duties and responsibilities to any officer(s) of the Company.

Below is a description of each principal committee of the Board.



ARC Committee

DAVID M. MOFFETT
Chair

Committee Meetings in 2022: 12

Other Members:


Rodney C. Adkins


Belinda J. Johnson


Enrique Lores


Deborah M. Messemer


Ann M. Sarnoff


Frank D. Yeary

Primary Responsibilities

Provide assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of PayPal's financial statements;
- The independent auditors, including their qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- PayPal's overall risk framework and risk appetite framework, including risks associated with cybersecurity, information security and privacy; and
- PayPal's compliance with legal and regulatory obligations.

The ARC Committee is also responsible for reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements, with the independent auditor and producing the Audit Committee Report for inclusion in our proxy statement.

Independence

The Board has determined that each member of the ARC Committee meets the independence requirements of Nasdaq and the SEC and otherwise satisfies the requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Board has also determined that each member of the ARC Committee is financially literate, and that Mr. Moffett and Ms. Messemer satisfy the requirements for an "audit committee financial expert" set forth in the SEC rules.

Recent Activities & Focus Areas

- Evaluated the quality and integrity of the Company's financial statements and reports, the effectiveness of internal accounting and financial reporting controls and the results of the annual audit.
- Engaged regularly with our Chief Risk and Compliance Officer on key and emerging risks facing the Company, including cybersecurity and geopolitical and macroeconomic instability.
- Invited internal and external experts to discuss evolving risks and trends pertinent to the Company, including cybersecurity and government regulation.



Compensation Committee

DAVID W. DORMAN
Chair

Committee Meetings in 2022: 7

Other Members:



Jonathan
Christodoro



Gail J. McGovern

Primary Responsibilities
- Review and approve the overall strategy for employee compensation and all compensation programs applicable to executive officers and non-employee directors;
- Annually review and approve corporate goals and objectives relevant to the compensation of the CEO and evaluate the CEO's performance;
- Review, determine and approve the compensation for the CEO and our other executive officers;
- Review and discuss the Compensation Discussion and Analysis contained in our proxy statement and prepare the Compensation Committee Report for inclusion in our proxy statement and our Annual Report on Form 10-K;
- Oversee and monitor the Company's strategies and responsibilities related to human capital management, including DIE&B, pay equity efforts and corporate culture;
- Review and approve, and oversee and monitor compliance with, policies with respect to the recovery or "clawback" of compensation;
- Review and consider the results of any advisory stockholder votes on named executive officer compensation; and
- Oversee and monitor compliance with the Company's stock ownership guidelines applicable to non-employee directors and executive officers.

Independence
The Board has determined that each member of the Compensation Committee meets the independence requirements of Nasdaq and the SEC. Additionally, the Compensation Committee assesses on an annual basis the independence of its compensation consultant and other compensation advisers. Additional information regarding the role of the Compensation Committee in compensation matters, including the role of consultants, is provided in the Compensation Discussion and Analysis section of this proxy statement.

Compensation Committee Interlocks and Insider Participation
None of the members of the Compensation Committee is or has been an employee of PayPal. None of our executive officers served on the board of directors or compensation committee of another entity that has an executive officer serving on the Board or the Compensation Committee.

Recent Activities & Focus Areas
- Oversaw the Company's launch of the Leadership Principles and enhancements to our talent management strategies.
- Advised management on compensation considerations with respect to executive leadership transitions.
- Supported compensation programs focused on promoting employee wellness and retention strategies.



Governance Committee

GAIL J. MCGOVERN
Chair

Committee Meetings in 2022: 4

Other Members:



Rodney C. Adkins



Jonathan Christodoro



David W. Dorman

Primary Responsibilities

- Make recommendations to the Board as to the appropriate size of the Board or any Board committee;
- Identify individuals believed to be qualified to become Board members;
- Make recommendations to the Board on potential Board and Board committee members, whether as a result of any vacancy or as part of the annual election cycle, taking into consideration the criteria set forth in the "Board Member Criteria" and "Guiding Principles for Board Development and Succession" sections of the Governance Guidelines;
- Review and, if necessary, update, our Governance Guidelines at least annually;
- Establish procedures to exercise oversight of the evaluation of the Board;
- Exercise general oversight of the Company's management of topics related to ESG matters, including overall ESG strategy, risk and opportunities, stakeholder engagement and reporting programs, initiatives in social innovation and environmental sustainability and the Company's Global Impact Report; and
- Review and discuss with management, at least annually, PayPal's overall approach to, and guidelines and policies for, political activities and expenditures to ensure consistency with PayPal's business objectives and public policy priorities.

Independence

The Board has determined that each member of the Governance Committee meets the independence requirements of Nasdaq.

Recent Activities & Focus Areas

- Stayed informed on feedback from investor outreach program and corporate governance developments.
- Reviewed the Company's medium-term ESG strategy and annual political expenditures.
- Assessed the qualifications and independence of director nominees.

Board Oversight

The Board is responsible for providing advice and oversight of PayPal's strategic and operational direction and overseeing its executive management to support the long-term interests of the Company and its stockholders.



Board of Directors

ARC Committee
- Oversees the Company's risk and compliance management program, including risks associated with privacy and cybersecurity matters
- Oversees financial reporting
- Maintains an appropriate relationship with the external auditor
- Monitors internal controls

Compensation Committee
- Oversees the Company's compensation policies, plans and programs and regulatory compliance
- Oversees strategies and responsibilities related to human capital (global talent) management, including DIE&B, pay equity efforts and corporate culture
- Oversees executive succession planning

Governance Committee
- Oversees and reviews the risks associated with our overall corporate governance framework
- Exercises focused oversight of PayPal's management of ESG, including overall ESG strategy, risks and opportunities, stakeholder engagement and programs and initiatives in social innovation and environmental sustainability
- Oversees political activities and expenditures

Management
Management regularly reviews and discusses with the ARC Committee the overall effectiveness of, and ongoing enhancements to, the Enterprise Risk and Compliance Management ("ERCM") Program.

Enterprise Risk Management Committee
Oversees the implementation and execution of the ERCM Program, which sets the Company's programmatic approach to identifying, measuring, managing, monitoring and reporting key risks facing the Company.

Strategic Oversight

One of the Board's primary responsibilities is overseeing management's establishment and execution of the Company's strategy. The Board works with management to respond to the dynamic, competitive environment in which PayPal operates. At least quarterly, the CEO and executive management provide detailed business and strategy updates to the Board, and at least annually, the Board conducts an in-depth review of the Company's overall strategy. In these meetings, the Board engages with executive management and other business leaders regarding:

- business objectives;
- the competitive landscape;
- the Company's budget, capital allocation plan and financial and operating performance;
- product and technology updates;
- potential acquisitions, strategic investments and partnerships;
- information security and data privacy;
- risk management and compliance reviews; and
- other special topics.

The Board looks to the expertise of its committees to inform strategic oversight in their areas of responsibility.

Risk Oversight

PayPal operates in more than 200 markets globally in a rapidly evolving environment characterized by a heightened regulatory focus on all aspects of the payments industry. Accordingly, our business is subject to the risks inherent in the payments industry generally. A sound risk management and oversight program is critical to the successful operation of our business and the protection of our Company, customers, employees and other stakeholders. Management is responsible for assessing and managing risk and views it as a top priority. The Board is responsible for overall risk assessment and management oversight and executes its responsibility as a group and through its committees, which report at least quarterly to the full Board. The Board and its Committees consult with external advisors, including outside counsel, consultants, auditors and industry experts, to help ensure that they are well informed about the risks and opportunities pertinent to the Company.

In addition to their ongoing oversight responsibilities, throughout 2022, the Board and its committees regularly reviewed and discussed with management the implications of geopolitical instability (including the Russia and Ukraine conflict), supply chain shortages, higher inflation and rising interest rates, macroeconomic uncertainty and the continued impact of the COVID-19 pandemic. As part of these reviews, the Board considered management's ongoing strategies and initiatives to respond to and mitigate the adverse effects of geopolitical instability, macroeconomic conditions and the continued effects of the pandemic.

ARC Committee

The ARC Committee is primarily responsible for the oversight of the Company's risk framework and reports to the full Board on the following matters on a regular basis:

Financial and Audit Risk: Meets with the independent auditor, Chief Financial Officer, Chief Accounting Officer and other members of the management team quarterly and as needed, including in executive sessions, to review the following:

- quality and integrity of the Company's financial statements and reports;
- accounting and financial reporting practices;
- disclosure controls and procedures;
- audit of the Company's financial statements;
- selection, qualifications, independence and performance of the independent auditors; and
- effect of regulatory and accounting initiatives and application of new accounting standards.

Enterprise-Wide Risk and Compliance: Periodically reviews and approves the framework for the ERCM Program and other key risk management policies. Meets with the Chief Risk and Compliance Officer, quarterly and as needed, including in executive sessions, to review and discuss the following:

- the Company's overall risk framework and risk appetite framework, including policies and practices established by management to identify, assess, measure and manage key current and emerging risks facing the Company, including regulatory and financial crimes compliance, technology (including cybersecurity, information security and privacy), operational, portfolio, capital, strategic, extended enterprise, third-party and reputational risks;
- compliance risks, the level of compliance risk, management actions on significant compliance matters and reports concerning the Company's compliance with applicable laws and regulations; and
- periodic reports from the Chief Risk and Compliance Officer and other members of management regarding ongoing enhancements to, and overall effectiveness of, the Company's risk management program, including actions taken by management to address risks, the progress of key risk initiatives and the implementation of risk management enhancements.

Internal Audit: Meets with the Vice President, Internal Audit, quarterly and as needed, including in executive sessions, to discuss the performance of the Company's internal audit function and the independent auditor. Reviews and approves the annual risk-based audit plan and any significant changes to such plan.

Legal and Regulatory: Meets with the General Counsel and the Chief Risk and Compliance Officer, quarterly and as needed, including in executive sessions, to review significant legal, regulatory or compliance matters that could have a material impact on our financial statements, business or compliance policies.

Compensation Committee

The Compensation Committee is primarily responsible for the following areas and reports to the full Board on these matters on a regular basis:

- oversees and reviews the risks associated with our compensation policies, plans and programs;
- oversees regulatory compliance with respect to compensation matters;

- oversees and monitors the Company's strategies related to talent management, including the recruitment and retention of key talent, pay equity, corporate culture, DIE&B and other key human capital management programs and initiatives; and
- oversees executive succession planning.

Governance Committee

The Governance Committee is primarily responsible for the following areas and reports to the full Board on these matters on a regular basis:

- oversees and reviews the risks associated with our overall corporate governance framework, principles, policies and practices;
- oversees ESG matters generally, including overall ESG strategy, risks and opportunities, stakeholder engagement and reporting, programs and initiatives in social innovation and environmental sustainability and the Company's annual Global Impact Report; and
- oversees political activities and expenditures.

Management's Risk and Compliance Framework

Management regularly reviews and discusses with the ARC Committee the overall effectiveness of, and ongoing enhancements to, the ERCM Program.

Management's Risk and Compliance Framework

Management's risk and compliance framework is designed to enable the ARC Committee to effectively oversee the Company's risk management practices and capabilities.

- The Company's risk management committees, including the Enterprise Risk Management Committee ("ERM Committee"), oversee the implementation and execution of the ERCM Program.

- The ERM Committee is the highest-level risk management committee, is co-chaired by PayPal's Chief Risk and Compliance Officer and Chief Enterprise Services Officer and reviews periodic reports from management regarding the effectiveness of the ERCM Program.

- The ERCM Program's objectives are to identify, measure, manage, monitor and report key risk factors facing our Company including:
  - Financial crime and regulatory compliance risk
  - Operational, portfolio and capital risk
  - Technology, cybersecurity and privacy risk
  - Strategic, reputational and third-party risk

- Key ESG considerations are integrated into our ERCM Program and emerging ESG trends are regularly reported to a subcommittee of the ERM Committee.

Effectively managing privacy and cybersecurity risks is paramount and an integral component of the ERCM Program

 Our Global Privacy Program is based on eight data management principles, including choice and consent, notice and transparency, security and data lifecycle management, that serve as the basis for enterprise-wide standards, programs and trainings.

- Our Global Privacy and Data Management Team, led by our Chief Privacy Officer and Global Head of Data Management, collaborates with dedicated teams integrated throughout our business to foster a "Data Hygiene by Default" and "Privacy by Design" culture throughout the Company.

- This includes mandatory employee and contractor training and education, issue management and privacy risk assessments.

 Our Information Security Program is designed to enable robust cybersecurity management across our global enterprise and support the Company in identifying, protecting, detecting, responding to and recovering from cybersecurity threats.

- The risk-driven program, led by our Chief Information Security Officer, is ISO 27001 certified and aligned with other industry frameworks and best practices.

- We institute 24/7 monitoring and measurement through our PayPal Command Center and PayPal Cyber Defense Center, require employee and contractor training and promote regular cybersecurity awareness and educational programs for our employees, customers and broader ecosystem.

Executive Succession Planning

The Board recognizes the importance of effective executive leadership to PayPal's success and reviews executive succession planning at least annually. As part of this process, the Board reviews and discusses the capabilities of our executive management, as well as succession planning and potential successors for the CEO and our other executive officers. The process includes consideration of organizational and operational needs, competitive challenges, leadership/management potential and development and emergency situations.

In 2022, we were proud to welcome new leaders, including Archie Deskus, Blake Jorgensen and John Kim, to our senior leadership team. In light of Mr. Schulman's announced intention to retire from PayPal as President and CEO at year-end, the Board has formed a CEO search committee and retained a search firm to help identify Mr. Schulman's successor.

Director Orientation and Continuing Education

Upon joining the Board, directors participate in a robust orientation program to help ensure that they have the tools, resources and knowledge to provide effective oversight of the Company and management. Our director orientation program familiarizes new directors with the Company's business, strategy, operations and culture, among other areas, and assists them in developing the skills and knowledge required to serve on the Board and any assigned Board committees. New directors meet with members of our executive leadership team and other key leaders to gain a deeper understanding of the Company's business and operations. Directors regularly engage, formally and informally, with other directors and senior leaders to share ideas, build stronger working relationships, gain broader perspectives and strengthen their working knowledge of the Company's business and strategies. From time to time, management provides, or invites outside experts to provide, educational briefings to the Board on business, corporate governance, regulatory and compliance matters and other topics to help enhance skills and knowledge relevant to their service as a PayPal director. In addition, directors are encouraged to attend accredited director education programs at the Company's expense.

Board and Committee Evaluations

Our Board is committed to continuous corporate governance improvement, and the Board and committee self-evaluations play a critical role in ensuring the overall effectiveness of our Board and each committee. The Board and its principal committees perform an annual self-evaluation to assess their performance and effectiveness and to identify opportunities to improve. As appropriate, the self-evaluations result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our Board and its committees. The Governance Committee annually reviews the self-evaluation process to ensure it is operating effectively.

Complete Questionnaire

Each director completes a written questionnaire that addresses strategic oversight, Board/committee structure and composition and interactions with, and evaluation of, management and Board processes.

Participate in One-on-One Interview

A one-on-one interview is conducted with each director to review the Board's and its committees' performance over the prior year and identify opportunities to improve Board effectiveness going forward.

Review Responses

The questionnaires and anonymized interview responses are reviewed with the full Board, and committee self-evaluations are reviewed by each committee, in each case in executive session.

Incorporate Feedback

Feedback from the evaluations informs Board and committee enhancements.

Board and Committee Meetings and Attendance

Our Board typically holds at least four regularly scheduled meetings each year, in addition to special meetings scheduled as appropriate. At each regularly scheduled Board meeting, a member of each principal Board committee reports on any significant matters addressed by the committee since the last regular meeting, and the independent directors have the opportunity to meet in executive session without management or the other directors present. The Board expects that its members will rigorously prepare for, attend and participate in all Board and applicable Board committee meetings.

Our Board met 12 times during 2022. Each director nominee who served in 2022 attended at least 75% of all our Board meetings and meetings of the Board committees on which they served.

All directors are encouraged to attend the Annual Meeting. Last year, all directors serving at the time of our 2022 Annual Meeting of Stockholders attended that meeting.

Outside Advisors

The Board may retain outside legal, financial or other advisors as it deems necessary or appropriate at the Company's expense and without obtaining management's consent. Each principal Board committee may also retain outside legal, financial or other advisors as it deems necessary, at the Company's expense and without obtaining the Board's or management's consent.

Stockholder Engagement

We recognize the value of a robust stockholder outreach program. We engage in regular, constructive dialogue with our stockholders on matters relevant to our business, including corporate governance, ESG issues and executive compensation, so we can better understand their views and interests and share our perspectives on these important subjects.

In addition to the outreach conducted in the weeks leading up to our 2022 Annual Meeting of Stockholders, we also reached out to our investors to solicit feedback following that meeting. In 2022, we contacted investors representing approximately 52% of our common stock, and holders of approximately 25% of our common stock engaged with us. As part of this engagement, we conducted an ESG-focused investor perception survey to understand how investors evaluate ESG factors in their decision-making, PayPal's approach to ESG and associated non-financial reporting and our communications and engagement strategy. We considered this feedback as part of the annual review of our ESG significance assessment and our annual disclosures.



SPRING
Host Annual Meeting
- Engage in pre-Annual Meeting stockholder outreach to understand stockholder views on proxy matters, respond to questions and solicit support for Board recommendations
- Hold virtual Annual Meeting
- Post Annual Meeting Q&A on our Investor Relations website following the Annual Meeting

SUMMER
Consider Meeting Results
- Discuss Annual Meeting voting results with the Board and Board committees, as appropriate
- Plan stockholder outreach campaign for targeted and responsive engagement and prioritize focus areas

FALL
Conduct Stockholder Outreach
- Engage in comprehensive stockholder outreach to gather feedback following the Annual Meeting
- Discuss developments in the Company's business and strategy, Board composition, corporate governance, ESG and executive compensation
- Explore new and emerging topics of interest

WINTER
Assess Stockholder Feedback
- Review stockholder feedback with relevant Committees and the Board, as appropriate
- Consider enhancements to the Company's corporate governance, ESG and executive compensation practices and disclosures

The table below provides an overview of the key topics, areas of stockholder focus and management's responses covered during our 2022 and early 2023 stockholder outreach meetings.

Key Topic	Area of Stockholder Focus	How We Responded
Board Composition and Succession Planning	• Board diversity, skills and refreshment; board and executive succession planning	• Since 2017, we have added five diverse directors to the Board, each of whom possess a strong mix of skills, qualifications, backgrounds and experience and has contributed to and enhanced the overall effectiveness of the Board. • The Governance Committee regularly oversees and plans for director succession and Board refreshment, and the full Board oversees executive succession planning. The Board reviews executive succession planning at least annually.
Risk Management and Oversight	• Board and ARC Committee risk oversight; governance structure and program management of cybersecurity, data privacy and data management; responsible AI practices; administration of user policies	• The Board is committed to robust and effective oversight of our ERCM Program. Each of the Board committees has oversight responsibility for clearly defined risks outlined in each of their respective committee charters. The ARC Committee oversees and reviews our overall risk management framework and reports to the full Board on risk matters, including cybersecurity and data privacy, on a regular basis. • We discussed our commitment to preserving the integrity of our platform and to ensuring the safety, security and privacy of our customers and others. • Managing key risks, including cybersecurity and data privacy, is a vital component of our enterprise-wide ERCM Program and includes oversight and management by our Chief Information Security Officer and Chief Privacy Officer. • We focus on integrating appropriate data management and security controls across our business, conduct privacy impact assessments, certify our information security management system to ISO 27001 and require mandatory employee and contractor training.
Executive Compensation	• Performance metrics in compensation program; incorporation of ESG considerations, including DIE&B considerations, into executive compensation	• The Compensation Committee evaluates the appropriateness of the Company's compensation-related performance metrics at least annually, taking into consideration the Company's overall strategy and stockholder feedback. • We continued our multi-year process to incorporate DIE&B considerations into our executive compensation program, and assessed the actions taken by our leaders intended to drive measurable outcomes over time, including increasing the representation of women and minorities within our leadership and general employee population. For 2022, the Company's near-term focus was on strengthening the foundation for a more inclusive and diverse culture, including by evaluating our senior leaders' actions to promote DIE&B across the organization and throughout the full employee lifecycle.
ESG Matters	• Board oversight of ESG strategy; climate change strategy and reporting under established frameworks; financial inclusion initiatives; employee wellness; global talent and DIE&B strategies	• We continued to enhance our non-financial reporting efforts and aligned our ESG disclosures with established frameworks, including IFRS Foundation's Sustainability Accounting Standards Board ("SASB") standards and Task Force on Climate-Related Financial Disclosures ("TCFD") recommendations. • We made progress on our 2025 science-based targets to reduce our greenhouse gas emissions and encourage climate actions across our supply chain, important steps toward our long-term goal to reach net-zero GHG emissions by 2040. • Discussed our approach to global talent management in an evolving workplace, including our focus on promoting a culture of flexibility and community, enhancements to our employee total wellness initiatives and intersections of our global talent and DIE&B strategies.

Corporate Governance Documents

Code of Business Conduct and Ethics

Our credibility and reputation depend upon the good judgment, ethical standards and personal integrity of each director, executive officer and employee. PayPal's Code of Business Conduct and Ethics ("Code of Conduct") requires that our directors, executive officers and all other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. Directors, executive officers and other employees are expected to avoid any activity that is or has the appearance of being a conflict of interest with the Company. This includes refraining from engaging in activities that compete with, or are adverse to, the Company, or that interfere with the proper performance of an individual's duties or responsibilities to the Company. In addition, our Code of Conduct prohibits the use of confidential company information, company assets or position at the Company for personal gain.

We regularly review our Code of Conduct and related policies to ensure that they provide clear guidance. Additionally, to foster a strong culture of compliance and ethics, we conduct local outreach and awareness sessions, as well as annual risk and compliance training for all employees and contractors, which covers areas such as our Code of Conduct, anti-money laundering, information protection awareness, data privacy, safety and security and sexual harassment prevention. In addition, upon joining PayPal and annually thereafter, our employees must certify that they understand and will comply with our Code of Conduct. In 2022, PayPal achieved 100% completion for its annual risk and compliance training for the seventh consecutive year.

Concerns about accounting or auditing matters or possible violations of our Code of Conduct should be reported under the procedures outlined in our Code of Conduct. We also provide a global Integrity Helpline, which is available 24 hours a day, seven days a week in multiple languages. Reports to the Integrity Helpline are confidential and can be made anonymously.

Governance Guidelines of the Board of Directors

The Board has adopted Governance Guidelines to serve as a framework to aid the Board in effectively conducting its business. The Governance Guidelines cover many of the policies and practices discussed in this proxy statement, including Board member criteria, Board composition, leadership, development and succession, expectations for meeting attendance and the roles of the Board's standing committees. The Governance Committee reviews the Governance Guidelines each year and recommends changes to the Board for consideration and approval as necessary or appropriate in response to changing regulatory requirements, evolving best practices and other considerations.

Where to Find Our Governance Documents

Our Governance Guidelines, charters of our principal Board committees, our Code of Conduct and other key corporate governance documents and materials are available on the governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/.

Related Person Transactions

The Board has adopted a written policy governing the review and approval of related person transactions. The policy, which is administered by the ARC Committee, applies to any transaction or series of transactions in which (1) the Company or its consolidated subsidiary is a participant, (2) the amount involved is or is reasonably expected to be more than $120,000 and (3) a related person under the policy has a direct or indirect material interest. The policy defines a "related person" to include directors, director nominees, executive officers, beneficial owners of more than 5% of PayPal's outstanding common stock or an immediate family member of any of these persons.

Under the policy, transactions requiring review are referred to the ARC Committee for pre-approval, ratification or other action. Management will provide the ARC Committee with a description of any related-person transaction proposed to be approved or ratified, including the terms of the transaction, the business purpose of the transaction and the benefits to PayPal and to the relevant related person. In determining whether to approve or ratify a related-person transaction, the ARC Committee will consider the following factors:

- whether the terms of the transaction are fair to the Company, and at least as favorable to the Company as they would be if the transaction did not involve a related person;
- whether there are demonstrable business reasons for the Company to enter into the transaction;

- whether the transaction would impair the independence of an outside director under the Company's director independence standards; and
- whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction, the ongoing nature of any proposed relationship and any other factors the ARC Committee deems relevant.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of an investment fund that desires to make an investment in or acquire a company that may compete with one of the Company's businesses. Under those circumstances, the director is required to notify the Company's CEO, General Counsel and Corporate Secretary of the proposed transaction, who then assess the nature and degree to which the investee company is competitive with one of the Company's businesses, as well as the potential overlaps between the Company and the investee company. If it is determined that the competitive situation and potential overlaps between PayPal and the investee company are acceptable, the Company may approve the transaction, conditioned upon the director agreeing to certain limitations. Such limitations may include refraining from joining the board of directors of, serving as an advisor to or being directly involved in the business of the investee company; not conveying any confidential or proprietary information regarding the investee company to the Company or regarding the Company's line of business with which the investee competes to the investee company; abstaining from being the primary decision-maker for the investment fund with respect to the investee company; recusing themselves from portions of investee company meetings that cover confidential competitive information reasonably pertinent to the Company's lines of business with which the investee company competes; and agreeing to any additional limitations the CEO or General Counsel deems reasonably necessary or appropriate as circumstances change. All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed above.

The ARC Committee charter requires it to review and approve all related person transactions that are required to be disclosed under Item 404(a) of Regulation S-K. There were no transactions required to be reported in this proxy statement since the beginning of fiscal year 2022, where our written related-person transaction policy did not require review, approval or ratification or where this policy was not followed.

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding compensation paid to non-employee directors for their Board and Board committee service. On an annual basis, the Compensation Committee reviews the non-employee director compensation program, receiving input from the Compensation Committee's independent compensation consultant regarding market practices and the competitiveness of the non-employee director compensation program in relation to the general market and the Company's peer group.

2022 Director Compensation

In late 2021, the Compensation Committee, after consultation with its independent compensation consultant, approved certain adjustments to the 2022 director compensation program based on market practices. To bring the overall director compensation for the Non-Executive Board Chair and the Compensation Committee Chair more in line with the Company's compensation peer group, effective January 1, 2022, (a) the Non-Executive Board Chair's (i) additional annual retainer was increased by $12,500 and (ii) additional annual equity award grant date value was increased by $12,500, and (b) the Compensation Committee Chair's additional annual retainer was increased by $5,000.

Each non-employee director of the Company was provided the following annual retainers following the first trading day after January 1, 2022:

2022 Annual Retainers:

All Non-Employee Directors	$80,000/year
Non-Executive Board Chair	$87,500/year
Lead Independent Director	$75,000/year
ARC Committee Chair	$40,000/year
Compensation Committee Chair	$25,000/year
Governance Committee Chair	$20,000/year
ARC Committee Member	$20,000/year
Compensation Committee Member	$18,000/year
Governance Committee Member	$10,000/year

A non-employee director who served as the Non-Executive Board Chair and/or as the chair of a committee is entitled to receive the Non-Executive Board Chair annual retainer and/or committee chair annual retainer, as applicable, in addition to the non-employee director annual retainer. Board committee chairs, however, are not entitled to receive the committee member annual retainer in addition to the committee chair annual retainer.

A non-employee director could elect to receive 100% of their annual retainer(s) in fully vested stock awards of PayPal common stock having a grant date fair value equal to the annual retainer(s), in lieu of cash.

If, following the annual retainer payment date, a non-employee director is appointed or elected to serve as a member of the Board (or appointed to serve as a member of a committee or as a chair of a committee for which they were not a member or chair prior to such appointment), the non-employee director receives a prorated annual retainer, based on the number of days from the appointment or election date to December 31 of that year.

2022 Equity Awards

In addition to the annual retainers, all non-employee directors received the following fully vested awards of PayPal common stock following the 2022 Annual Meeting of Stockholders.

2022 Equity Awards:

All Non-Employee Directors	$275,000 in PayPal common stock
Non-Executive Board Chair	Additional $87,500 in PayPal common stock

The number of shares of PayPal common stock subject to the equity award is determined by dividing the value of the annual equity award by the closing price of our common stock on the date of the annual stockholders meeting, rounded up to the nearest whole share.

Deferred Compensation

Our non-employee directors are eligible to defer 5% to 100% of their annual retainers and equity awards pursuant to the PayPal Holdings, Inc. Deferred Compensation Plan ("DCP"), our non-qualified deferred compensation plan. The DCP allows participants to set aside tax-deferred amounts. The investment return on any deferred cash amounts is linked to the performance of a range of market-based investment choices made available pursuant to the DCP, and the investment return on any deferred equity awards is linked to the performance of PayPal common stock. Our non-employee directors can elect to begin distributions from the DCP following the termination of their services to PayPal or in a specified year (provided that a director's DCP account will be distributed if the director's service on the Board terminates prior to the specified year). Our non-employee directors can elect to receive their distributions as either a lump sum or annual installments over a period ranging from two to 15 years.

Director Stock Ownership Guidelines

Our non-employee directors are subject to rigorous stock ownership guidelines. Each non-employee director is required to hold an amount of PayPal common stock valued at five times the annual retainer for all non-employee directors within five years of joining the Board and is expected to continuously own sufficient shares to meet the stock ownership guidelines. As of the Record Date, each non-employee director met the stock ownership guidelines.

Shares that count toward satisfaction of the stock ownership guidelines include the following:

- shares owned outright by the director or their immediate family members residing in the same household;
- shares held in trusts, limited liability companies, or similar entities for the benefit of the director or their immediate family members; and
- deferred shares, vested deferred stock units ("DSUs"), deferred restricted stock units ("RSUs"), or deferred performance stock units that may only be settled in shares of our common stock.

Our stock ownership guidelines are available on the governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/.

2022 Director Compensation Table

The following table summarizes the total compensation earned by or paid to our non-employee directors for the fiscal year ended December 31, 2022.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total[3] ($)
Rodney C. Adkins	110,000	275,028	—	385,028
Jonathan Christodoro	108,192	275,028	—	383,220
John J. Donahoe	167,648	362,554	—	530,202
David W. Dorman	115,015	275,028	—	390,043
Belinda J. Johnson	100,004	275,028	—	375,032
Enrique Lores	100,004	275,028	—	375,032
Gail J. McGovern	118,000	275,028	—	393,028
Debbie M. Messemer	100,000	275,028	—	375,028
David M. Moffett	120,083	275,028	—	395,111
Ann M. Sarnoff	100,004	275,028	—	375,032
Frank D. Yeary	100,004	275,028	—	375,032

[1] The amounts reported in the Fees Earned or Paid in Cash column reflect the annual cash retainer amounts earned by each non-employee director in 2022, which includes annual retainer amounts for which the following directors elected to receive fully vested shares of PayPal common stock in lieu of cash:

Name	Fees Forgone ($)	Shares Received (#)
Jonathan Christodoro	108,000	555
John J. Donahoe	167,500	860
David W. Dorman	115,000	590
Belinda J. Johnson	100,000	513
Enrique Lores	100,000	513
David M. Moffett	120,000	616
Ann M. Sarnoff	100,000	513
Frank D. Yeary	100,000	513

[2] Amounts shown represent the grant date fair value of the equity awards granted on June 2, 2022 to our non-employee directors following our 2022 Annual Meeting of Stockholders, as computed in accordance with FASB ASC Topic 718.

[3] The amounts reported in the Fees Earned or Paid in Cash, Stock Awards and Total columns include amounts deferred under the DCP.

ESG Oversight and Highlights

PayPal's mission to build a more financially inclusive and interconnected world guides our efforts to make the movement and management of money as simple, secure and affordable as possible. Our business strategy is supported by our core values of Inclusion, Innovation, Collaboration and Wellness. In 2022, we developed 12 Leadership Principles that establish a common set of expectations for all employees, translating our values into practical steps to support our growth and drive value for our stockholders and other stakeholders.

Our Leadership Principles



Inclusion We Partner	Innovation We Dare	Collaboration We Deliver	Wellness We Care
Do the right thing	Be a customer champion	Generate enduring impact	Know yourself & each other
Choose inclusion	Never stand still	Work as one team	Learn every day
Trust each other	Create simplicity & efficiency	Be transparent	Build the next generation

Responsibly managing our global business helps us create value for stockholders, customers, employees, partners and communities. We believe that effective management of ESG risks and opportunities plays a role in furthering the long-term interests of our stockholders and other stakeholders. Accordingly, we strive to maintain the highest standards of ESG governance and provide regular, non-financial reporting on our progress and activities.

As we continue to evolve our ESG efforts, we are committed to sharing progress through subsequent reports and updates. For further information, see our latest annual Global Impact Report available at https://investor.pypl.com/esg-strategy.

ESG Governance Structure

PayPal recognizes the importance of upholding our values across the organization, including by promoting diverse viewpoints through our Board, our leadership and our workforce. Executive management is regularly engaged on PayPal's priority ESG-related risks and opportunities.

Our overall governance framework is designed to drive strong oversight, create Board and management accountability and demonstrate PayPal's commitment to transparency, independence and diversity. We seek to apply the same approach to the oversight, management and implementation of the Company's ESG strategy. Our cross-functional ESG program is managed by executive leaders and implemented through the guidance and direction provided by the ESG steering committee. Representatives from the ESG steering committee brief Board committees and executive management on ESG issues on a quarterly basis and meet with a subcommittee of the ERM Committee at least annually to review current and emerging ESG-related risk topics.



Oversight

Our Board of Directors is actively engaged on ESG matters that impact business strategy.

- **Governance Committee:** Oversight of PayPal's management of ESG, including overall ESG strategy, risks and opportunities, stakeholder engagement and programs and initiatives in social innovation and environmental sustainability

- **Audit, Risk and Compliance (ARC) Committee:** Oversight of the company's risk framework and enterprise-wide compliance program, including cybersecurity and privacy matters

- **Compensation Committee:** Oversight of the company's strategies and responsibilities related to human capital (global talent) management, including diversity and inclusion, pay equity efforts and corporate culture

Management

Our executive management directs and manages the execution of our enterprise-wide ESG strategy to ensure non-financial risks and opportunities are appropriately integrated across the enterprise, including through the ERCM Program

Implementation

An ESG steering committee and cross-functional working groups with representatives from more than 20 functions are responsible for overall program implementation

ESG Strategy

PayPal's ESG strategy supports our mission to promote financial wellness and to empower those who are underserved by the financial system. We focus on managing key non-financial risks and opportunities that can impact our business and stakeholders across four core dimensions – Responsible Business Practices, Social Innovation, Employees & Culture and Environmental Sustainability. Reflective of our business, mission and values, and taking into account ongoing stakeholder feedback, this integrated approach is designed to support and complement enterprise priorities to drive and protect brand value, manage risk, demonstrate competitive differentiation, position PayPal as an employer of choice and support future opportunities for growth and innovation.

ESG Pillars

Responsible Business Practices	**Social Innovation**	**Employees & Culture**	**Environmental Sustainability**
Our commitment and approach to operating ethically and responsibly	Our work to realize our mission and build a more inclusive global economy	Our embodiment or our core values from the inside out	Our efforts to manage our footprint and advance sustainability

ESG Significance Assessment

Building on PayPal's comprehensive ESG significance* assessment conducted in 2020, we review our ESG significance map annually to help us focus on the topics that are most important to our business and stakeholders. In 2022, we reaffirmed our 18 key ESG topics, including 8 priority risks and opportunities that have been noted as significant for PayPal to drive long-term business performance and impact based on stockholder and other feedback. The findings from our ESG significance assessment serve as an important input to inform how we strategically deploy resources across the enterprise and refine our programs.

* As used in this proxy statement in reference to ESG matters, the term "significance" and variations thereof refer to significance within the context of our ESG strategies, activities, progress, metrics and performance. Such term is distinct from, and does not refer to, concepts of materiality used in securities or other applicable law, and use of such term is not an indication that PayPal deems related information to be material or important to an understanding of the business or an investment decision with respect to PayPal securities.


INCREASING IMPORTANCE
EXTERNAL STAKEHOLDERS PERSPECTIVE
(Degree of stakeholder concern)
Cybersecurity & secure transactions
Diversity, inclusion, equity & belonging
Data privacy
Climate change mitigation
Financial health & inclusion
Empowering entrepreneurs, small businesses & nonprofits
Corporate governance
Employee wellness, health & safety
Social product innovation
Employee recruitment & development
Human rights
Community engagement
Compliant, ethical & humane use of products
Sustainable supply chain management
Natural resources management
Climate change adaptation
Business ethics
Environmental product innovation
PAYPAL PERSPECTIVE
(Impact on business)
INCREASING IMPORTANCE
CATEGORIES:
Responsible Business Practices
Social Innovation
Employees & Culture
Environmental Sustainability

ESG Reporting Frameworks

As part of our commitment to transparency, we periodically consider enhancements to our ESG disclosures and reporting and strive for alignment with those frameworks most applicable to our business and most important to our stakeholders. Our Global Impact Report provides specific reporting of our ESG programs, policies and metrics mapped to Global Reporting Initiative standards and Sustainability Accounting Standards Board standards, as applicable.

We continue to develop our climate-related disclosures in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD") and seek to provide clear reporting on the governance, strategy, risk management and targets through our TCFD Index and our annual CDP climate change questionnaire. We recently enhanced our index to include initial findings of our first climate risk scenario assessment, which identified short-, medium- and long-term risks for the Company, including physical, operational, regulatory and reputational risks.

2022 ESG Performance Highlights

Our annual Global Impact Report highlights PayPal's programs and progress across our four ESG pillars:

Responsible Business Practices

We continued to focus on maintaining and enhancing our oversight and governance practices, including by:

- Prioritizing responsible use of data through promoting a privacy-first culture, including our five principles of Responsible AI.
- Incorporating the management of significant ESG topics, such as risk and compliance and DIE&B, into the individual performance component of our executive Annual Incentive Plan.
- Continuing to implement a proactive security philosophy through our ISO 27001 certified information security program and strengthening partnerships to educate and protect employees and consumers against fraud.

Social Innovation

We worked to provide merchants, entrepreneurs, consumers and nonprofits the tools they need to thrive in the digital economy, including by:

- Launching new ways for consumers to save and manage their money through products that support financial flexibility including PayPal Rewards, expanded global pay later solutions and more seamless options at checkout.
- Facilitating efficient access to $4.2 billion in capital for entrepreneurs and small businesses.
- Promoting consumer data protection through education and tools, including the introduction of passwordless authentication with passkeys.
- Accelerating more seamless giving across PayPal's four giving channels, which enabled our customers to donate more than $20 billion to support global non-profits, charities and causes, including more than $600 million for the humanitarian crisis in Ukraine.

Employees & Culture

We strived to create a positive, supportive and collaborative workplace where all employees can thrive by:

- Revamping our Global Talent Acquisition strategy and creating new development programs for our employees globally.
- Promoting our DIE&B strategy to attract and develop top talent that can create products and services to serve the full spectrum of our customers.
- Continuing to create opportunities for employees to dedicate their time, expertise and resources to support local communities worldwide through skills-based volunteering.

Environmental Sustainability

We sought to responsibly manage our environmental impact and focus on addressing climate change, managing natural resources, exploring environmental innovation and engaging partners across our value chain on environmental action, including by:

- Demonstrating progress towards our goal to reach net-zero greenhouse gas emissions across our value chain by 2040 and meet our interim science-based targets by 2025.
- Maintaining 100% renewable energy use in our global data centers.

Human Capital Management

Global Talent Strategy

PayPal recognizes the fundamental importance to our business of attracting, recruiting, developing and retaining diverse talent through a comprehensive approach to managing our global talent (human capital) to enable us to create innovative products and services for our customers and to serve our stockholders and other stakeholders. The Compensation Committee oversees our approach to global talent, which is managed by our EVP, People and Sourcing. The Board and executive management receive regular reports on our approach and results with respect to our global talent strategy.

We remain focused on supporting our employees across the full employee lifecycle from recruitment, onboarding and development to offboarding. We do this by striving to actively listen to our workforce, broaden our talent pipeline, promote the physical, mental and financial wellness of our employees and enable flexibility and collaboration in an evolving work environment. In 2022, we began integrating the Leadership Principles across our global talent strategy to help shape our programs through the employee lifecycle and achieve key business priorities.

Engagement

ATTRACT	DEVELOP	MOBILIZE	REWARDS &
Right people	Right capabilities	Right workforce	WELLNESS
Recruitment and selection of talent, fulfilling the talent needs necessary to execute on business strategy.	Developing talent to ensure they have the critical skills and capabilities to excel in current and future roles.	Aligning talent for business growth through internal mobility, redeployment, outplacement and retirement.	Supporting talent through an integrated approach to financial, physical and mental wellness and a pay-for-performance compensation strategy.

Diversity, Inclusion, Equity and Belonging

Employee Engagement

We use employee feedback to inform the ongoing development of our employee programs and resources. In our 2022 employee engagement survey, we heard from 83% of PayPal's employees globally, an increase from 2021 and above our peer benchmark. Our engagement score declined slightly to 79 from 2021, which reflects whether employees would recommend PayPal to their peers and/or are happy at PayPal. Additionally, our score measuring an employee's intention to work at the Company in two years also declined slightly to 78 from 2021. At the same time, we observed improvements in employee scores regarding collaboration and manager support, which were targeted areas of focus for 2022 on an enterprise-wide basis.

Our 2022 survey also included enhancements to help gauge views on the employee experience, our Leadership Principles and DIE&B efforts. The detailed scores are shared across the organization and analyzed to understand differences by geography, demographics, business function and job level, and to help identify opportunities for further improvement.

In addition to the annual survey, we also conducted specific surveys to gather direct employee feedback on topics such as our internal communications approach and employee workplace preferences. This data, along with feedback gathered from employees through other channels, such as peer-to-peer meetings and all-hands conversations, helps to generate actionable insights.

Talent Acquisition, Development & Retention

As a leading technology platform that enables digital payments and simplifies commerce experiences, we compete for talent around the world. We are focused on creating an employee experience that actively engages our people at every phase of their career and supports the acquisition, development and retention of top talent.

In 2022, we enhanced our Global Talent Acquisition strategy with the goal of creating a candidate-centric and inclusive experience for prospective talent, while enabling efficiencies for our managers through new tools and resources. We also implemented programs focused on inclusive hiring practices and extended our talent pipeline through targeted partnerships with universities and nonprofit organizations. In addition, we implemented strategic updates to our talent development and retention strategies by providing new resources for managers, individual coaching and mentorship programs and new directed career and leadership trainings to support employees' individual career paths.

Employee Total Wellness

PayPal remained focused on promoting the holistic well-being of our employees through resources, programs and services in support of their physical, mental and financial wellness. We aim to foster a flexible, balanced work culture, and to take a comprehensive approach to leave and benefits.

In 2022, our initiatives included extending our Global Wellness Days for all employees to take time to rest and recharge, providing resources, trainings and workshops to promote emotional well-being, preserving workplace flexibility through Crisis Leave and other programs and strategically extending employee benefits to additional global markets.

We also continued our efforts to strengthen employee financial wellness, including by providing financial wellness equity grants to hourly and entry-level employees and applying a more frequent vesting schedule for service-based equity awards granted on or after January 1, 2022 to give employees more opportunities to access their vested equity. We also offered individual employee financial coaching, promoted the prioritization of employee financial health across the private sector through the Worker Financial Wellness Initiative and improved our internal measurement and evaluation approaches to identify targeted opportunities for further enhancements.

Through our global community impact program, we support our employees' individual passions and communities by matching eligible employee donations to nonprofit organizations up to $2,500 annually per employee. In 2022, our employees supported more than 4,000 nonprofits globally with their own time and resources.

Diversity, Inclusion, Equity & Belonging Strategy

We believe that advancing DIE&B is critical to our global talent strategy and to building a culture that embraces individual characteristics and experiences, values diversity, minimizes barriers and enhances feelings of security and support across the workplace. We are committed to equal pay for equal work, promoting enterprise-wide inclusive learning opportunities and further integrating DIE&B considerations into our talent strategy.



Diversity
The value we each bring based on our individual characteristics and traits. It's who we are.

Inclusion
Our commitment to respect, appreciate and value the diversity amongst us. Inclusion requires action.

Belonging
The feeling of security and support when there is a sense of acceptance, inclusion and identity.

Equity
Our established strategies, policies and practices that minimize barriers in the workplace.

Led by PayPal's Global Head of DIE&B and a dedicated DIE&B team, in partnership with functional leadership through our DIE&B Business Council, we are working to strengthen existing efforts and pilot new initiatives to continue to promote an inclusive culture. For example, in 2022, we released new learning modules to promote effective sponsorship and inclusive performance management and developed an enterprise sponsorship program. We also continued to incorporate DIE&B considerations into the individual performance portion of our 2022 Annual Incentive Program for our senior executives. PayPal also empowers eight employee resource groups to drive engagement, champion DIE&B-related causes and activities and support our business and talent strategies.

Our DIE&B commitment is evident through diverse representation across our organization – from our Board of Directors to our executive leadership team to our global workforce. As of March 30, 2023, 50% of our Board and 50% of our current executive officers identified as women and/or from a diverse ethnic group. Across our workforce, we reached 56% overall diverse workforce representation, including 44% global gender diversity and 54% U.S. ethnic diversity, as of December 31, 2022.

Additional workforce diversity metrics can be found in our public U.S. EEO-1 reports and annual Global Impact Report available at https://about.pypl.com/values-in-action/reporting/default.aspx.

Stock Ownership Information

The following tables set forth certain information with respect to (1) each stockholder known to us to be the beneficial owner of 5% or more of our common stock as of December 31, 2022, and (2) the beneficial ownership of our common stock by each director and director nominee, by each executive officer named in the 2022 Summary Compensation Table and by all executive officers and directors (including nominees) as a group as of the Record Date. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to these tables, the entities and individuals named in the tables have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Five Percent Owners of Common Stock

	Shares Beneficially Owned	
Name and Mailing Address	Number	Percent
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	95,722,682	8.40%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	76,250,033	6.70%

[1] Based solely on information on Schedule 13G/A (Amendment No. 7) filed with the SEC on February 9, 2023. The Vanguard Group and certain related entities have sole voting power of 0 shares of the Company's common stock, shared voting power of 1,597,546 shares of the Company's common stock, sole dispositive power of 91,043,434 shares of the Company's common stock and shared dispositive power of 4,679,248 shares of the Company's common stock.

[2] Based solely on information on Schedule 13G/A (Amendment No. 5) filed with the SEC on February 7, 2023. BlackRock, Inc. has sole voting power of 67,588,433 shares of the Company's common stock and sole dispositive power of 76,250,033 shares of the Company's common stock.

Security Ownership of Executive Officers and Directors

	Shares Beneficially Owned[2]	
Name[1]	Number[3]	Percent of Class
Daniel H. Schulman	498,237	*
John D. Rainey	—	*
Blake Jorgensen	—	*
Gabrielle Rabinovitch	25,430	*
Peggy Alford	52,206	*
Jonathan Auerbach	140,918	*
Mark Britto	175,836	*
Aaron Karczmer	120,116	*
Rodney C. Adkins	22,010	*
Jonathan Christodoro	28,809	*
John J. Donahoe	74,961	*
David W. Dorman	60,083	*
Belinda J. Johnson	23,220	*
Enrique J. Lores	9,690	*
Gail J. McGovern	23,308	*
Deborah M. Messemer	9,526	*
David M. Moffett	76,771	*
Ann M. Sarnoff	17,572	*
Frank D. Yeary	39,682	*
All Directors and Executive Officers as a Group (20 Persons)	1,524,745	*

* Less than one percent

[1] c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

[2] Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 30, 2023, and RSUs that are scheduled to vest within 60 days of March 30, 2023 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options or RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 1,122,806,008 shares of common stock outstanding as March 30, 2023.

[3] Includes 126,370 PBRSUs held by Mr. Schulman scheduled to vest within 60 days of March 30, 2023, for which the performance conditions have been met.

Information About Our Executive Officers



Diversity of Our Current Executive Officers

Diverse Ethnicities (Men)

Diverse Ethnicities (Women)

Women

Men

50% of our executive officers are women and/or from diverse ethnic groups*

Our executive officers are elected annually by, and serve at the discretion of, the Board. The Board recognizes that diversity of our executive leadership is critical to strong and effective management of the Company.

* As of March 30, 2023

Executive Officer Biographies

| **DANIEL H. SCHULMAN** President and Chief Executive Officer | Age: 65 | In current position since July 2015 |

Biography

Mr. Schulman's biography is set forth on page 20 of this proxy statement under the heading "Proposal 1: Election of Directors – Director Biographies."

| **PEGGY ALFORD** ☆ ● Executive Vice President, Global Sales | Age: 51 | In current position since March 2018 |

Biography

PayPal's Senior Vice President, Core Markets, from March 2019 to March 2020.

Chief Financial Officer and Head of Operations for the Chan Zuckerberg Initiative, a philanthropic organization, from September 2017 to February 2019.

Held a variety of senior positions at PayPal, from May 2011 to August 2017, including Senior Vice President, Core Markets; Senior Vice President of People Operations; Chief Operating Officer for Asia Pacific Region and Global Cross-Border Trade; and Vice President and Chief Financial Officer for the Americas Region.

Prior to joining PayPal in 2011, Ms. Alford worked at Rent.com, a national internet real estate listing service and former subsidiary of eBay Inc., where she served in positions of increasing responsibility, including President, General Manager and Chief Financial Officer.

Member of the Board of Directors of the Macerich Company, since June 2018 and Meta, Inc., since May 2019.

☆ Diverse Ethnicity   ● Woman



JONATHAN AUERBACH
Executive Vice President,
Chief Strategy, Growth and Data Officer

Age:
60

In current position
since January 2018

Biography

PayPal's Executive Vice President, Chief Strategy and Growth Officer, from September 2016 to January 2018.

PayPal's Senior Vice President, Chief Strategy and Growth Officer, from July 2015 to September 2016.

CEO of Group Digital Life at Singapore Telecommunication Limited (Singtel), where he led the company's global portfolio of digital businesses as well as its venture fund, from September 2014 to May 2015.

Worked as a management consultant and held a variety of executive roles with McKinsey & Company, a global management consulting firm, from 1987 to 2014.

Member of the Board of Directors of Principal Financial Group, since 2019.



AARON KARCZMER
Executive Vice President,
Chief Enterprise Services Officer

Age:
51

In current position
since May 2022

Biography

PayPal's Executive Vice President, Risk, Platform Services and Legal, from January 2022 to May 2022.

PayPal's Chief Risk Officer and Executive Vice President, Risk and Platforms, from March 2020 to December 2021.

PayPal's Chief Risk Officer and Executive Vice President, Risk, Regulatory and Protection Services, from April 2017 to March 2020.

PayPal's Senior Vice President, Chief Compliance and Ethics Officer, from September 2016 to March 2017.

PayPal's Senior Vice President, Chief Compliance Officer, from May 2016 to September 2016.

Held a variety of leadership roles at American Express, from September 2007 to April 2016, including Senior Vice President, Deputy Chief Compliance Officer and Head of Global Financial Crime Compliance, from 2013 to April 2016.

Earlier in his career, worked at the New York County District Attorney's office, including as Unit Chief and co-founder of the Identity Theft Unit, responsible for investigating and prosecuting financial crime, data breaches and cyber-crime.

Founding member of the World Economic Forum's Chief Risk Officers Community.



JOHN KIM ☆
Executive Vice President,
Chief Product Officer

Age:
52

In current position
since September 2022

Biography

President, Marketplace at Expedia Group, Inc. from June 2021 to September 2022, President of Platform & Marketplaces from December 2019 to June 2021, President of Vrbo/Homeway from March 2019 to December 2019 and Chief Product Officer of Expedia Brands from July 2011 to March 2016.

Vice President, Product Management and Marketing at Pelago from August 2008 to May 2011.

Vice President, Product Management and Marketing at Medio from August 2007 to August 2008.

Senior Director, Strategic and Product Marketing at Yahoo! Inc. from December 2001 to August 2007.

Member of the Board of Directors of Owlet Baby Care, Inc., since April 2021

☆ Diverse Ethnicity   ● Woman

PROXY STATEMENT



GABRIELLE RABINOVITCH ●
Acting Chief Financial Officer and Senior Vice President,
Investor Relations and Treasurer

Age:
44

In current position
since September 2022

Biography

PayPal's Interim CFO and Senior Vice President, Corporate Finance and Investor Relations from May 2022 to September 2022.

PayPal's Senior Vice President, Corporate Finance and Investor Relations, from August 2021 to May 2022.

PayPal's Vice President, Corporate Finance and Investor Relations, from April 2016 to August 2021.

Vice President, Investor Relations at Williams-Sonoma, Inc. from February 2012 to March 2016.

Former Executive Officers



MARK BRITTO ☆
Former Executive Vice President,
Chief Product Officer

Age:
58

Biography

PayPal's Former Executive Vice President, Chief Product Officer, from March 2020 to September 2022.

PayPal's Executive Vice President of Global Sales and Credit, from February 2019 to March 2020.

PayPal's Senior Vice President of Global Credit and Core Markets, from July 2017 to February 2019.

Co-founder and CEO of Boku, Inc., the world's largest independent carrier billing company, from January 2009 to March 2014.

CEO of Ingenio, a service marketplace and performance advertising company, from July 2002 to December 2007, which he led to a 2007 acquisition by AT&T.

Senior Vice President of Worldwide Services and Sales at Amazon, from May 1999 to June 2002, following the acquisition in 1999 of his first company, Accept.com, which served as the primary backbone of Amazon's global payments platform.

Began his career in senior credit and risk management roles at leading national banks, First USA and Bank of America.

Non-Executive Chair of Boku, Inc., since 2009.



BLAKE JORGENSEN
Former Executive Vice President,
Chief Financial Officer

Age:
63

Biography

PayPal's Former Executive Vice President, Chief Financial Officer, from August 2022 to March 2023.

Executive Vice President of Special Projects at Electronic Arts Inc., from March 2022 to July 2022; CFO, from September 2012 to March 2022; and COO from April 2018 to October 2021.

Chief Financial Officer of Levi Strauss & Co. from July 2009 to August 2012

Chief Financial Officer of Yahoo! Inc. from June 2007 to June 2009.

Chief Operating Officer and Co-Director of Investment Banking at Thomas Weisel Partners from 1998 to 2007

Member of the Board of Directors of Hasbro, Inc., since April 2021

☆ Diverse Ethnicity   ● Woman



JOHN D. RAINEY
Former Chief Financial Officer and Executive Vice President,
Global Customer Operations

Age:
52

Biography

PayPal's Former Chief Financial Officer and Executive Vice Present, Global Customer Operations, from January 2018 to May 2022.

PayPal's Executive Vice President, Chief Financial Officer, from September 2016 to January 2018.

PayPal's Senior Vice President, Chief Financial Officer, from August 2015 to September 2016.

Executive Vice President and Chief Financial Officer at United Airlines, from April 2012 to July 2015.

Senior Vice President of Financial Planning and Analysis at United Continental Holdings, Inc., from October 2010 to April 2012.

Former Member of the Board of Directors of Nasdaq, Inc., from July 2017 to February 2023.

☆ Diverse Ethnicity   ● Woman

PROPOSAL 2:
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)

Each year, we ask our stockholders to vote on an advisory basis to approve the compensation paid to our named executive officers ("say-on-pay"), as described in the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

The Compensation Committee is committed to an executive compensation program that is transparent, appropriately incentivizes our executive officers and aligns with stockholder interests and external expectations and enables us to effectively compete for, attract and retain top talent so we can build the strongest possible leadership team for PayPal. The Compensation Committee believes the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals. In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

The Board recommends that stockholders vote "FOR" the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2022 Summary Compensation Table and the other related tables and disclosures."

This say-on-pay vote is advisory, and therefore not binding on the Company, the Board or the Compensation Committee. However, the Board and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. The next say-on-pay vote will occur at PayPal's 2024 annual meeting of stockholders.

 THE BOARD RECOMMENDS A **VOTE FOR** PROPOSAL 2.

Compensation Discussion and Analysis

Table of Contents

Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes the material compensation elements for each of PayPal's NEOs and provides an overview of the compensation policies and practices applicable to our NEOs.

2022 NEOs[1]







Daniel H. Schulman
President and Chief Executive Officer

Gabrielle Rabinovitch
Acting Chief Financial Officer and Senior Vice President, Investor Relations and Treasurer

Peggy Alford
Executive Vice President, Global Sales

Jonathan Auerbach
Executive Vice President, Chief Strategy, Growth and Data Officer

Aaron Karczmer
Executive Vice President, Chief Enterprise Services Officer

1   The following were also NEOs for 2022:

- John Rainey resigned from his role as Chief Financial Officer and Executive Vice President, Global Customer Operations, effective May 23, 2022.
- Blake Jorgensen was appointed as Chief Financial Officer effective as of August 3, 2022. On September 14, 2022, the Company announced that Mr. Jorgensen was taking a leave of absence for health reasons. Mr. Jorgensen stepped down from his position as Chief Financial Officer effective as of March 7, 2023, and is expected to continue to serve as a senior advisor to the Company through September 15, 2023.
- Mark Britto stepped down from his role as Chief Product Officer effective September 26, 2022. Pursuant to a planned transition in connection with an internal restructuring, Mr. Britto's employment with the Company terminated on February 28, 2023.

Executive Summary

2022 Financial and Operational Performance Highlights



Delivering attractive revenue growth:

8%

Revenue Increase from 2021
(Spot Basis)

Expanding network at scale:

435M

Active Accounts
(Up 2% from 2021)

Growing payment volume:

$1.36T

Total Payment Volume
(Up 9% from 2021)

[1] Non-GAAP Operating Margin and Free Cash Flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" in this proxy statement.

In 2022, we delivered solid financial and operating results across our key performance metrics. This was accomplished during a challenging period of macroeconomic uncertainty, slowing ecommerce growth and geopolitical instability. We ended the year with 435 million active consumer and merchant accounts and our revenue increased by 8% to $27.5 billion compared to 2021. In 2022, we processed 22.3 billion payment transactions and $1.36 trillion in total payment volume across our platform, representing year-over-year increases of 16% and 9%, respectively.

This progress is a direct result of our sharpened focus, responsible innovation and enhanced cost discipline to execute on our core strategic priorities. In 2022, we created better checkout experiences, enhanced our digital wallet, expanded our global pay later solutions and grew our unbranded processing business with leading merchants around the globe.

We also experienced several important leadership transitions in 2022. In March, we appointed Archie Deskus as our Chief Information Officer to oversee PayPal's global information technology operations. In September 2022, we brought on John Kim to serve as our new Chief Product Officer. Mr. Kim brings extensive innovation, product management and technical experience to his role in leading the product organization. Mr. Kim succeeded Mark Britto, who helped to ensure a smooth transition. And Gabrielle Rabinovitch seamlessly stepped into the role of interim Chief Financial Officer upon John Rainey's departure in May 2022, and acting Chief Financial Officer beginning in September 2022 when Blake Jorgensen took a medical leave.

2022 NEO Compensation Program Elements

For 2022, the Compensation Committee approved an executive compensation program based on our "pay for performance" philosophy that is designed to align our executive officers' compensation with the key drivers of profitable growth. The ultimate goals of our executive compensation program are to properly incentivize and reward our executives for performance that exceeds expectations, provide transparency for our executives and our stockholders and position PayPal competitively to enable us to attract and retain highly capable leaders in an intensely competitive talent market.

The following is an overview of the 2022 compensation program elements for our NEOs.

	Form of Payment	Performance Period	Performance Criteria	Objectives	For More Information
Salary	**100%** Cash	Ongoing	Alignment of salary with performance is evaluated on an annual basis	• Compensates for expected day-to-day performance • Rewards individuals' current contributions • Reflect scope of roles and responsibilities	Page 55
Annual Incentive Plan ("AIP")	**75%** PBRSUs	One year	Revenue and Non-GAAP Operating Margin, with Net New Actives modifier	• Rewards successful annual performance • Motivates achievement of short-term performance goals designed to enhance value of the Company • Significant equity portion to further align with stockholder interests	Page 56
	25% Cash	One year	Individual Performance		
Long-Term Incentive Plan ("LTI")	**50%** PBRSUs	Three years	FX-Neutral Revenue Compound Annual Growth Rate ("CAGR") and Free Cash Flow CAGR	• Rewards successful achievement of three-year performance goals designed to enhance long-term value of the Company • Intended to satisfy long-term retention objectives	Page 62
	50% RSUs	Vests over three years	Service-based vesting; ultimate value based on stock price performance	• Rewards the creation of long-term value • Recognizes potential future contributions • Intended to satisfy long-term retention objectives	Page 64

Key Compensation Policies and Practices

We maintain the following policies and practices that we believe demonstrate our commitment to good corporate governance and executive compensation best practices.

What We Do		
Pay for Performance	✔	More than 50% of our NEOs' Target Total Direct Compensation is performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives.
Rigorous performance goals	✔	We use objective performance-based Company goals that are designed to be rigorous in our incentive plans.
ESG considerations	✔	We incorporate ESG considerations, such as risk and compliance and DIE&B, into our executive compensation program.
Independent compensation consultant	✔	The Compensation Committee engages its own independent compensation consultant to advise on executive and director compensation matters.
Annual compensation peer group review	✔	The Compensation Committee annually reviews the composition of our compensation peer group to evaluate whether the peer group remains appropriate in light of our size and industry.
Annual say-on-pay vote	✔	We conduct an annual advisory say-on-pay vote on our NEO compensation.
Stockholder engagement	✔	We are committed to ongoing engagement with our stockholders—including on executive compensation, corporate governance and ESG matters—through teleconferences, in-person meetings and correspondence.
Annual compensation risk assessment	✔	We conduct an annual compensation risk assessment to evaluate whether our executive compensation program presents any risks that are reasonably likely to have a material adverse effect on PayPal.
Clawback policy	✔	The Compensation Committee can require forfeiture or reimbursement of incentive compensation paid or awarded to our NEOs in certain circumstances under our clawback policy.
Robust stock ownership guidelines	✔	Our stock ownership guidelines require significant sustained ownership of PayPal common stock to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and promote our commitment to sound corporate governance.
Prohibition of hedging and pledging transactions	✔	Our insider trading policy, which applies to all Board members, executive officers and employees, prohibits the use of hedging and monetization transaction relating to our securities and the use of PayPal derivative securities as collateral in a margin account or for any loan or extension of credit. Board members and executive officers are prohibited, and all other employees are strongly discouraged, from pledging any PayPal securities as collateral for loans.

What We Don't Do		
No excise tax gross-ups on "change in control" payments	✘	We do not provide our NEOs with any excise tax gross-ups or other payment or reimbursement of excise taxes on severance in connection with a change in control of PayPal.
No "single-trigger" CIC payments or acceleration of equity awards	✘	We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal.
No tax gross-ups on perquisites	✘	We do not provide our NEOs with any tax gross-ups on perquisites, other than in limited circumstances for business-related relocation and international business travel-related benefits that are under our control, at our direction, and deemed to benefit our business operations.
No discounting of stock options or repricing of underwater options	✘	Our equity compensation plan expressly prohibits the discounting of the exercise price of stock options and the repricing of underwater stock options without stockholder approval.
No guaranteed bonuses	✘	Our AIP is entirely performance-based, and our NEOs are not guaranteed any minimum levels of payment under that plan.

At our 2022 Annual Meeting of Stockholders, over 88% of the votes cast supported our say-on-pay proposal. Following the 2022 Annual Meeting of Stockholders, we engaged in proactive outreach efforts with stockholders representing approximately 52% of our common stock. For more information on our engagement efforts and feedback received through these conversations, see "Corporate Governance – Stockholder Engagement," on page 31 of this proxy statement.

After considering the 2022 say-on-pay results as well as the feedback received through our stockholder engagement program, the Compensation Committee determined that the Company's executive compensation philosophies and objectives and compensation elements continued to be appropriate and did not make any changes to the Company's executive compensation program in response to the 2022 say-on-pay vote.

Executive Compensation Program Design

Our key guiding principle for executive compensation is to closely align the compensation of our executives with the creation of long-term value for our stockholders. We do so by tying a significant portion of our executives' Target Total Direct Compensation opportunity to the Company's performance.

In designing our executive compensation program, the Compensation Committee prioritizes four goals:



Transparency, Simplicity and Clarity

Enable executives to directly link between Company and individual performance and their pay, and enable stockholders to directly link between returns on their investment and pay outcomes to Company performance.

One Team

Maintain unified goals and objectives of the annual short- and long-term incentive programs for the entire executive leadership team to drive aligned operational decisions and Company performance.

Winning the War For Talent

Recognize the unique space in which we compete and prioritize nimble and aggressive compensation strategies to attract and retain key talent.

Individual Performance

Deliver compensation commensurate with results, both on the upside and downside, and hold leaders accountable for their performance, including with respect to risk and compliance and DIE&B within their respective organizations.

Alignment of Compensation with Performance Results

CEO Compensation and Performance Trends

The following charts demonstrate the alignment of our revenue and indexed TSR with CEO pay (as reported in the "2022 Summary Compensation Table") for fiscal years 2020 to 2022. Our Compensation Committee determines CEO pay each year based on various factors, including Company and individual performance and potential. Revenue is a key measure of our financial performance. Indexed TSR is defined as the total stockholder return on our common stock during the period from December 31, 2019 through December 31, 2022, assuming $100 was invested on December 31, 2019. The charts below provide supplemental disclosure and should not be viewed as a substitute for the "Pay versus Performance" disclosure included beginning on page 80 of this proxy statement.



Incentive Compensation

Based on our 2022 results for revenue and Non-GAAP Operating Margin, the company performance portion of the 2022 Annual Incentive Plan ("AIP") paid out at 0% of target. Based on the compound annual growth rates of FX-neutral revenue and Free Cash Flow for the three-year period of January 1, 2020 to December 31, 2022, the 2020-2022 PBRSUs paid out at 145% of target. The Compensation Committee continued its historical practice of supplementing the primary performance measures under the AIP and long-term incentive ("LTI") program with additional performance measures to strike an appropriate balance between incentivizing top-line growth, profitability, non-financial business initiatives and stockholder value creation over both the short-term and long-term horizons.

2022 Compensation Framework and Decisions

When designing our executive compensation program, the Compensation Committee assessed competitive market data obtained from the public filings of our compensation peer group companies and general industry data for comparable technology and financial companies that are included in proprietary third-party compensation surveys. For more information, see "Our Structure for Setting Compensation."

Base Salary

At the beginning of each year, the Compensation Committee reviews and approves each then-serving executive officer's base salary for the year. In making its determinations, the Compensation Committee considered competitive market data and certain individual factors, including the executive's individual performance, level of responsibility, breadth of knowledge and prior experience. At the time of hire or promotion, the Compensation Committee approves the compensation of the newly appointed or promoted executive officer based on the competitive market data, prior experience, the compensation received at the executive officer's prior employer (if publicly available or voluntarily disclosed) and the compensation received by the executive officer's predecessor at the Company. The following table shows the 2022 annual base salary for each NEO.

NEO	Base Salary for 2022 ($)	Base Salary for 2021 ($)
Daniel H. Schulman	1,250,000	1,250,000
Gabrielle Rabinovitch[1]	750,000	450,000
Peggy Alford[2]	750,000	700,000
Jonathan Auerbach	750,000	750,000
Aaron Karczmer	750,000	700,000
Blake Jorgensen[3]	750,000	—
John D. Rainey[4]	750,000	750,000
Mark Britto	750,000	750,000

[1]   Ms. Rabinovitch's base salary was increased to $750,000 at the time she assumed the role of acting Chief Financial Officer, effective September 14, 2022. In 2021, Ms. Rabinovitch's base salary was increased to $450,000 in connection with her promotion to Senior Vice President, effective September 1, 2021.

[2]   In January 2022, the Compensation Committee increased the base salary of Ms. Alford, effective April 1, 2022, to align her pay relative to internal and external peers.

[3]   Mr. Jorgensen's base salary was established at the time he joined the Company in August 2022 and reflects his annualized rate of base salary.

[4]   Mr. Rainey's base salary reflects his annualized rate of base salary.

How We Determine Incentive Compensation

When deciding the target amount and forms of incentive compensation for our NEOs, the Compensation Committee considers the size and complexity of the NEO's position and business unit or function, as well as the following factors (which we refer to as the "Incentive Compensation Factors"):

- leadership;
- performance against financial, strategic and operational objectives and performance measures;
- defining and executing against strategy, roadmaps and budgets;
- driving innovation for the business unit or function;
- negotiating, closing and integrating or implementing strategic transactions and partnerships;
- championing and advancing the Company's set of core values of inclusion, innovation, collaboration and wellness; and
- organizational development and human capital management, including hiring, development and retention for the business unit or function by supporting and enhancing DIE&B efforts.

Individual performance is evaluated based on a holistic and subjective assessment of each individual NEO's performance against these factors.

Annual Incentive Plan

The 2022 AIP provided each of our NEOs with the opportunity to earn annual incentive compensation based on Company performance and individual performance. The majority of our NEOs' 2022 AIP awards was in the form of PBRSUs, to be settled in shares of PayPal common stock based on Company achievement of the applicable performance criteria.

The Compensation Committee believes that our executives' annual incentives should be tied primarily to our overall Company performance, with individual compensation differentiated based on individual performance. As a reflection of our Company's commitment to DIE&B, the Compensation Committee has incorporated DIE&B considerations into the individual performance portion of our NEOs' 2022 AIP awards, as discussed further below.

The following table sets forth the 2022 target annual incentive opportunity (the "Target Incentive Amount") for each participating NEO, which is expressed as a percentage of the NEO's base salary.

NEO	2022 AIP Annual Target as Percentage of Base Salary	2021 AIP Annual Target as Percentage of Base Salary
Daniel H. Schulman	200%	200%
Gabrielle Rabinovitch[1]	125%	75%
Peggy Alford	125%	125%
Jonathan Auerbach	125%	125%
Aaron Karczmer	125%	125%
Blake Jorgensen[2]	125%	—
John D. Rainey[3]	125%	125%
Mark Britto	125%	125%

[1] Ms. Rabinovitch's 2022 AIP Annual Target was changed from 75% to 125% at the time she assumed the role of acting Chief Financial Officer.

[2] Mr. Jorgensen's 2022 AIP Annual Target was established at the time he joined the Company, and he was eligible for a prorated 2022 AIP based on his start date relative to the performance period.

[3] Mr. Rainey ceased to participate in the 2022 AIP upon his resignation from the Company.

75% of the Target Incentive Amount for each NEO was delivered in the form of PBRSUs with a one-year performance period, with the final payout to be determined based on Company performance for 2022.

NEO	Base Salary Used to Calculate PBRSU Target[1] ($)	PBRSU Target Incentive Amount ($)	PBRSU Target[2] (Shares)
Daniel H. Schulman	1,250,000	1,875,000	11,715
Gabrielle Rabinovitch[1]	450,000	253,125	1,582
Peggy Alford	750,000	703,125	4,393
Jonathan Auerbach	750,000	703,125	4,393
Aaron Karczmer	750,000	703,125	4,393
Blake Jorgensen[1]	750,000	294,735	3,070
John D. Rainey[3]	750,000	703,125	4,393
Mark Britto	750,000	703,125	4,393

[1] In accordance with the terms of the 2022 AIP, each then-serving NEO's base salary and AIP Annual Target as of April 1, 2022 was used to calculate the Target Incentive Amount applicable to the PBRSUs granted pursuant to the 2022 AIP. For Ms. Rabinovitch, her base salary and her AIP Annual Target (i.e., 75%) prior to becoming an NEO was used to calculate her Target Incentive Amount applicable to the PBRSUs granted. For Mr. Jorgensen, his starting base salary was used to calculate his Target Incentive Amount applicable to the PBRSUs, which was prorated based on his start date relative to the performance period.

[2] The target number of PBRSUs was determined by dividing (i) the Target Incentive Amount allocated to the Company performance portion by (ii) the average closing price of PayPal common stock for a period of 30 consecutive trading days prior to the grant date (the "Average Closing Price"). The PBRSUs under the 2022 AIP were granted on February 15, 2022 to each of the then-serving NEOs and on September 15, 2022 to Mr. Jorgensen.

[3] Mr. Rainey forfeited his 2022 AIP award upon his resignation from the Company.

The remaining 25% of the Target Incentive Amount for each NEO was determined based on individual performance, to be delivered in cash, in each case as described below.

NEO	Base Salary Used to Calculate Cash Target Incentive Amount[1] ($)	Target Cash ($)
Daniel H. Schulman	1,250,000	625,000
Gabrielle Rabinovitch	750,000	234,375
Peggy Alford	750,000	234,375
Jonathan Auerbach	750,000	234,375
Aaron Karczmer	750,000	234,375
Blake Jorgensen[2]	750,000	98,245
John D. Rainey	750,000	234,375
Mark Britto	750,000	234,375

[1] In accordance with the terms of the 2022 AIP, each NEO's base salary and AIP Annual Target as of December 1, 2022 was used to calculate the Target Incentive Amount applicable to the cash portion of the 2022 AIP.

[2] Mr. Jorgensen's Target Cash was prorated based on his start date relative to the 2022 AIP performance period.

The actual amount of each participating NEO's 2022 AIP award was determined by the following formula (and for Mr. Jorgensen, prorated based on his start date relative to the performance period, in accordance with the terms of the 2022 AIP applicable to employees hired during the performance period):


Base Salary
Target Incentive %
Company Performance
75% Weight
Revenue
0-200% Payout
Non-GAAP Operating Margin
0-200% Payout
Net New Actives +1% for every 2.5 million increase of NNAs above target
CAPPED AT 200%
Individual Performance
25% Weight
0-200% Payout
AIP PAYOUT

Company Performance Measures

When designing the Company's 2022 executive compensation program, the Compensation Committee evaluated a range of performance metrics for purposes of the Company's incentive programs and considered input from management and its independent compensation consultant. The Compensation Committee initially determined the performance targets and criteria related to the AIP in early 2022, based on the information available at that time. In April 2022, due to macroeconomic pressures, the Company revised its financial guidance for full year 2022. Based on this revised guidance, and after considering a number of factors, including the potential impact on employees and to support retention, the Compensation Committee adjusted the performance measures for the Company performance portion of the 2022 AIP for all employees other than the Company's CEO, Executive Vice Presidents and acting CFO. In addition, the Compensation Committee determined that the 2022 AIP would be paid fully in cash for all eligible employees below the level of Vice President to whom the adjusted performances measures applied. The Compensation Committee did not adjust the performance measures with respect to the NEOs and there was no payout to any NEO under the Company performance portion of the 2022 AIP.

Measure	Weighting	Definition	Purpose
Revenue	50%	Revenue, as reported in our Annual Report on Form 10-K.	The Compensation Committee believes that revenue is a key financial metric for the Company's performance and driver of stockholder value creation.
Non-GAAP Operating Margin	50%	"Non-GAAP Operating Margin," as described in "Appendix A: Reconciliations of Non-GAAP Financial Measures" to this proxy statement.	The Compensation Committee believes that Non-GAAP Operating Margin is an important measure of our performance because it measures profitability, reflects the Company's revenue growth and expense management discipline and is a key financial metric of core financial performance and business activities within our peer group. Non-GAAP Operating Margin is also a key financial metric that the Company uses internally to measure ongoing financial performance.
Net New Actives ("NNAs")	Potential Modifier	Measures the net change in the number of organic active customer accounts compared to target. NNAs measurement excludes the impact of any mergers and acquisitions.	The Compensation Committee believes that NNAs are an important measure of the growth of our active customer base. The number of NNAs is also a key operational metric that the Company uses internally to measure ongoing performance.

The NNA potential modifier did not impact the NEOs' 2022 AIP payout. The Compensation Committee removed this modifier when it adjusted the performance measures for non-NEO employees.

The minimum threshold for either revenue or Non-GAAP Operating Margin needed to be met to trigger any payments under the Company performance component of the 2022 AIP. Revenue and Non-GAAP Operating Margin were weighted equally to determine the payout of the Company performance component of the 2022 AIP. The NNAs operational performance measure served as a modifier that would have increased the Company performance payout by one percentage point for each 2.5 million increase in NNAs above the target. The maximum possible payout for the Company performance portion of the AIP was 200%.

In January 2022, the Compensation Committee established threshold, target and maximum performance goals for the revenue and Non-GAAP Operating Margin measures and a target goal for the NNA measure, based primarily on our approved budget and operating plan for the year and full year guidance provided to the investment community. The table below shows the performance goals for the 2022 AIP applicable to the NEOs and the actual performance achieved. There was no payout with respect to the Company performance portion of the 2022 AIP for our NEOs because the minimum thresholds for the revenue and Non-GAAP Operating Margin performance measures were not met.

Company Measure	Threshold (50% Payout)*	Target (100% Payout)*	Maximum (200% Payout)*	Actual Achieved (Percentage of Target Achieved)
Revenue (in $ billions)	$28.70	$29.70	$30.70	$27.52 (0%)
Non-GAAP Operating Margin	22.0%	23.0%	24.0%	21.3% (0%)
Net New Actives (in millions)			18.0	8.6 (0%)
			Company Performance Portion of the AIP	0%

* Linear interpolation applies to revenue and Non-GAAP Operating Margin for results between specific goals.

Individual Performance Measures

To facilitate differentiation based on individual performance, 25% of the target incentive amount for our NEOs was based on an individual performance score ranging from 0% to 200% (the "Individual Performance Score"). At the beginning of 2022, the Compensation Committee discussed with Mr. Schulman the key factors for determining awards under the 2022 AIP, as well as our then-serving NEOs' expected contributions to that performance and their respective individual business objectives. In early 2023, Mr. Schulman presented to the Compensation Committee his assessment of each of the then-serving NEO's individual performance during 2022 against their objectives for the year. The Compensation Committee assessed Mr. Schulman's individual performance during 2022 against his objectives for the year.

The NEOs' key accomplishments for 2022 are discussed below.

NEO	Key Performance Against Objectives
Daniel H. Schulman	Provided strategic leadership and led the Company through a challenging period of macroeconomic uncertainty, geopolitical instability, slowing ecommerce growth and a return to pre-pandemic consumer behaviors.
	Led comprehensive operational review to identify substantial efficiency opportunities and growth initiatives. Oversaw capital allocation initiatives, including an invigorated capital return program allocating a higher percentage of free cash flow to share repurchases, as well as productivity initiatives to reduce costs and drive a return to profitable growth.
	Oversaw efforts to innovate at scale, including advances in branded checkout, enhanced digital wallet proposition and introduction of more ways to accelerate merchant growth.
	Oversaw enterprise-wide adoption of Leadership Principles based on our four core values that establish a common set of expectations for all employees and initial steps to integrate these principles across the global talent strategy.
	Oversaw continuing evolution of employee work experience, including normalizing post-COVID working conditions (including balancing work from home and office reopenings), furthering employee wellness initiatives and providing support to employees throughout their full employment cycle.

NEO	Key Performance Against Objectives
Gabrielle Rabinovitch	Served as interim CFO upon Mr. Rainey's departure from the Company from May 2022 to August 2022, and as acting CFO upon Mr. Jorgensen's leave of absence in September 2022.
	Managed capital allocation and other Treasury initiatives, including the Company's share repurchase program and a $3 billion senior notes offering and concurrent debt tender offer.
	Successfully formed and launched PayPal's first captive insurance company to provide a vehicle to self-fund portions of PayPal's liability exposures and provide an alternative to commercial insurance markets.
	Continued to deliver a proactive and strategic investor relations program.
Peggy Alford	Oversaw the continued growth of the Company's active merchant base.
	Added and expanded strategic relationships with leading global merchants, including the Company becoming an exclusive or primary provider of unbranded processing in multiple instances.
	Increased operating leverage through focused organizational improvements and increased sales productivity globally.
Jonathan Auerbach	Furthered the Company's growth and strategic and operational goals through the development and execution of the Company's acquisition and PayPal Ventures investment strategy in innovative companies focused on FinTech, commerce enablement and digital infrastructure.
	Oversaw the Company's expansion of our payment services in China, including the successful renewal of our foreign payments platform license.
	Chaired the Operating Group for the Company which was responsible for leading the organization through our business and workforce transformation, and product and partnership investment decisions to accelerate offerings and solutions to our merchants and consumers.
Aaron Karczmer	Oversaw expanded remit as Chief Enterprise Services Officer, including control functions, operational services, Legal and ESG, in addition to Risk and Compliance.
	Oversaw the Company's geolocation strategy to streamline and enhance operations and customer service experiences.
	Oversaw continued development and optimization of risk capabilities across consumer and merchant customer segments.
Blake Jorgensen	Initiated onboarding as CFO prior to leave of absence.
Mark Britto	Led the transformation of the Product organization and new leadership structure for Consumer and Merchant business units.
	Removed complexity and streamlined decision-making, to enable faster product development, reduce costs and improve end-to-end financial management.
	Managed the onboarding of the Company's new Chief Product Officer.

In determining the Individual Performance Score for each NEO, the Compensation Committee, with Mr. Schulman's input, conducted a thorough review of each NEO's performance against their various business objectives, taking into account the relative importance of each objective to the Company. Mr. Schulman then recommended to the Compensation Committee each NEO's Individual Performance Score other than his own. The Compensation Committee made a final determination, in its sole discretion, as to the Individual Performance Score for each NEO based on this review and Mr. Schulman's recommendations. The Compensation Committee also reviewed Mr. Schulman's performance and determined, in its sole discretion, the Individual Performance Score for Mr. Schulman.

Additional AIP Considerations – DIE&B and Risk and Compliance

The Compensation Committee also included in its consideration each NEO's individual performance ratings based on (1) each NEO's demonstrated commitment to the Company's DIE&B strategy and goals, pursuant to the independent observation and judgment of the Company's human resources leadership and its DIE&B team; and (2) the risk and compliance reviews by, and independent observation and judgment of, the Company's risk and compliance officers, as well as its own observations and assessments of the performance of each NEO.

In 2022, we continued our multi-year process to incorporate DIE&B into our executive compensation program, and assessed the actions taken by our leaders with the intent to drive measurable outcomes over time, including increasing the representation of underrepresented groups within our leadership and general employee population. For 2022, the Company's near-term focus was on strengthening the foundation for a more inclusive and diverse culture, including by evaluating our senior leaders' success in promoting DIE&B across the organization and throughout the full employee cycle. The Compensation Committee assessed each NEO's participation in our DIE&B program based on demonstrable and objective actions taken by the NEO. The Compensation Committee believes that the Company's executive compensation program should appropriately support the Company's multi-year, long-term DIE&B strategy, and intends to continue incorporating and enhancing DIE&B considerations in the executive compensation program in future years.

Embedding DIE&B-Related Performance in our Executive Compensation Program
Our performance evaluation is based on each executive officer's commitment to building the foundation of a more inclusive and diverse culture as demonstrated through measurable actions across the employee lifecycle:

Engagement in business-specific initiatives to support retention and advancement	Participation in diverse hiring and sponsorship programs	Employee perspective on inclusive workplace culture through engagement survey	Completion of our DIE&B learning modules for all employees

2022 AIP Payments

The following table shows the 2022 AIP Payout for each participating NEO.[1]

NEO	Target PBRSUs (Shares) x	Company Performance Score =	2022 AIP PBRSU Payout (Shares) +	Target Cash ($) x	Individual Performance Score =	2022 AIP Cash Payment ($)
Daniel H. Schulman	11,715	0	0	625,000	50%	312,500
Gabrielle Rabinovitch	1,582	0	0	234,375	90%	210,938
Peggy Alford	4,393	0	0	234,375	85%	199,219
Jonathan Auerbach	4,393	0	0	234,375	70%	164,063
Aaron Karczmer	4,393	0	0	234,375	80%	187,500
Blake Jorgensen	3,070	0	0	98,245	75%	73,684
Mark Britto	4,393	0	0	234,375	70%	164,063

[1]   Mr. Rainey forfeited his 2022 AIP award in connection with his resignation.

Long-Term Incentive Compensation

Long-Term Incentive Award Target Values

In making its determination on the LTI annual target values for our NEOs for 2022, the Compensation Committee set equity award guidelines and target levels for individual awards by position based on the following:

- equity compensation practices of technology companies in our compensation peer group, as disclosed in their public filings (see "Our Compensation Peer Group" below for our 2022 peer group) and in proprietary third-party compensation surveys;
- individual performance and potential;
- the Incentive Compensation Factors (see "How We Determine Incentive Compensation" above);
- any changes to or expansion of scope of role and responsibilities; and
- the need to retain qualified individuals in a highly competitive market for proven executive talent taking into account their prospective contributions to the Company.

The Compensation Committee determines each of our NEO's annual target values based on information available at the beginning of the year (or, if later, at the time of appointment), including company and individual performance and potential and competitive market data. The 2022 LTI awards for our NEOs were divided equally into (i) PBRSUs with a three-year performance period and (ii) service-based RSUs that vest over three years (with one-third of the RSUs vesting on the first anniversary of the grant date, and the remainder vesting ratably each subsequent quarter over the remaining vesting period). Based on the above guidelines, in January 2022, the Compensation Committee approved the target 2022 LTI awards for our then-serving NEOs. See the "CFO-Transition Related Compensation" section for a discussion of the grants made to Mr. Jorgensen and Ms. Rabinovitch in connection with their appointments to the CFO role.

NEO	2022 Target LTI Grant Value ($)	2022 Target PBRSUs[1] (Shares)	2022 Service-Based RSUs (Shares)
Daniel H. Schulman	$24,000,000[2]	88,396	88,396
Gabrielle Rabinovitch	$ 2,750,000[3]	10,129	10,129
Peggy Alford	$10,000,000	36,832	36,832
Jonathan Auerbach	$10,000,000	36,832	36,832
Aaron Karczmer	$10,000,000	36,832	36,832
John D. Rainey[4]	$10,000,000	36,832	36,832
Mark Britto	$15,000,000	55,248	55,248

[1] The target number of PBRSUs and number of service-based RSUs granted were determined by dividing the total grant value of the award by the Average Closing Price. The PBRSUs and service-based RSUs were granted on March 1, 2022 to the then-serving NEOs. In connection with Ms. Rabinovitch's appointment as interim CFO, she was granted additional PBRSUs and RSUs with an aggregate target grant date value of $3 million on June 15, 2022, and in connection with her appointment as acting CFO she was granted additional RSUs with an aggregate target grant date value of $1.25 million on October 15, 2022 and PBRSUs with an aggregate target grant date value of $1.25 million on March 1, 2023. New hire PBRSUs and RSUs with an aggregate target grant date value of $10 million were granted to Mr. Jorgensen on September 15, 2022.

[2] Following discussion with Mr. Schulman and taking into account overall market conditions and Company performance, the Compensation Committee decreased Mr. Schulman's annual target value from $27 million in 2021.

[3] Ms. Rabinovitch was awarded her 2022 LTI awards prior to becoming an NEO. She received two sets of LTI awards on March 1, 2022: her annual award with a target value of $2,500,000 and a supplemental key talent award with a target value of $250,000.

[4] Mr. Rainey forfeited his 2022 annual LTI Awards in connection with his resignation.

Performance-Based Restricted Stock Units (PBRSUs)

In January 2022, the Compensation Committee approved the following structure for the multi-year PBRSUs granted in 2022 (the "2022-2024 PBRSUs").

- Three-year performance period from January 1, 2022 through December 31, 2024, to emphasize the importance of long-term, sustained strategic growth.
- Awards to be settled in shares of PayPal common stock, subject to the Compensation Committee's approval of the level of achievement against the pre-established goals for two performance measures: "FX-Neutral" Revenue compound annual growth rate ("CAGR") and Free Cash Flow CAGR.

Performance Measures and Rationales

The Compensation Committee believes that measuring CAGR over the three-year performance period is an appropriate performance measure as it is aligned with our long-term goal of growing revenue and free cash flow.

The following table describes the two performance measures for the 2022-2024 PBRSUs and the Compensation Committee's rationale for their selection.

Measure	Weighting	Definition	Purpose
FX-Neutral Revenue CAGR	50%	Revenue calculated on a fixed foreign exchange basis (referred to as "FX-Neutral").	The Compensation Committee believes that the FX-Neutral Revenue measure is an important factor in stockholder value creation and makes our executive officers accountable for driving profitable growth while making appropriate tradeoffs between investments that increase future revenue growth and operating expense.
Free Cash Flow CAGR	50%	"Free Cash Flow" as described in "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.	The Compensation Committee believes that the Free Cash Flow measure reinforces the importance of PayPal's cash generation capability so we can finance continued growth and investment requirements and remain well-positioned to take advantage of inorganic growth opportunities.

PBRSU Mechanics and Targets

Each year, in establishing performance goals for the new three-year performance period, the Compensation Committee considers a number of key factors, including PayPal's:

- medium-term business plan;
- medium-term outlook provided to investors;
- strategic direction and initiatives;
- historical performance and goals set for prior performance periods; and
- potential extraordinary events that could have a disproportionate impact on the alignment of performance and compensation.

The targets set by the Compensation Committee are intended to be rigorous and consistent with the medium-term outlook provided to the investment community and our medium-term business plan. The specific goals for the 2022-2024 PBRSUs are intended to be challenging but attainable to provide appropriate incentives for our executive officers to continue to grow our business. The Compensation Committee believes that achievement of maximum performance against the target levels would require sustained exceptional performance over the performance period.

The two LTI performance measures are independent. If either threshold goal is met, awards will be earned with respect to that performance measure based on the percentages shown in the table above. If the performance threshold for a measure is not met, there will be no payment attributable to that performance measure. If neither performance threshold is met, no shares of PayPal common stock subject to the 2022-2024 PBRSUs will be awarded.

We do not disclose the specific performance goals for the 2022-2024 PBRSUs in this proxy statement for competitive reasons. For each measure, performance at the threshold level will result in a payout of 50% of target, performance at the target level will result in a payout of 100% of target and performance at the maximum level will result in a payout of 200% of target. Linear interpolation is applied to performance between threshold, target and maximum levels. The performance targets and achievement levels for the 2020-2022 PBRSUs are shown below to provide insight into the rigor of the targets the Compensation Committee sets.

Settlement of Previously Awarded 2020-2022 PBRSUs

The Compensation Committee set the targets for the 2020-2022 PBRSUs at the beginning of the performance period. It was unclear at that time the impact that the COVID-19 pandemic would have on our financial profile. We were able to maintain strong operating income and Free Cash Flow generation during this period, despite facing macroeconomic headwinds.

Beginning with the fourth quarter of 2022, we reclassified certain cash flows related to derivative collateral for foreign currency hedging. These cash flows had previously been classified as cash flows from operating activities, and were reclassified as cash flows from investing and financing activities, which we believe provides a more meaningful representation of cash flows from operating activities for a given period to our investors. At the time the targets for the 2020-2022 PBRSUs were determined, our Free Cash Flow forecast was based on the prior methodology. Because the 2020-2022 PBRSU targets were set under the prior methodology, the Compensation Committee based the performance achievement for the Free Cash Flow CAGR for the 2020-2022 PBRSUs on our historical presentation of Free Cash Flow, as indicated below. The percentage of target achieved for the 2020-2022 PBRSUs was 145% (under the revised methodology, the target achieved would have been 97%).

The following chart shows the minimum, target and maximum vesting levels for FX-Neutral Revenue CAGR and Free Cash Flow CAGR for the 2020-2022 PBRSUs, the actual results for each measure and the corresponding percentage of target achieved.

PayPal Performance



Measure	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Percentage of Target Achieved
FX-Neutral Revenue CAGR	Actual **16.1%** 14.5%	16.5%	17.5%	**90%**
Free Cash Flow CAGR	11.0%	13.0%	Actual **14.7%** 14.0%	**200%**
			Aggregate Percent of Target Achieved	**145%**

The following table shows the number of shares of PayPal common stock earned and vested pursuant to the 2020-2022 PBRSUs for each participating NEO based on achievement of 145% of target.[1]

NEO	Target PBRSUs (Shares)	x	Percentage of Target Achieved	=	Number of Shares Earned
Daniel H. Schulman	89,678		145%		130,034
Gabrielle Rabinovitch	9,784		145%		14,188
Peggy Alford	25,623		145%		37,154
Jonathan Auerbach	29,893		145%		43,345
Aaron Karczmer	32,028		145%		46,441

[1]   Mr. Rainey forfeited his 2020-2022 PBRSUs in connection with his resignation.

Restricted Stock Units (RSUs)

Our 2022 LTI awards also included service-based RSUs with a three-year vesting schedule, which aligns with the three-year performance period of the 2022-2024 PBRSUs. These RSU awards vest one-third on the first anniversary of the grant date, with the remainder vesting ratably each following quarter over the remaining vesting period, subject to the continued employment of the NEO. Service-based RSUs have value regardless of whether our stock price increases or decreases, and are designed to help secure and retain our executive officers and provide an appropriate incentive for them to remain with us during the vesting period.

Other Compensation Elements

CFO Transition-Related Compensation

In April 2022, the Company announced Mr. Rainey's impending departure from PayPal. At that time, Mr. Rainey was eligible to take a sabbatical under the Company's sabbatical program. To facilitate an effective transition of duties prior to his departure, the Compensation Committee approved a $100,000 cash transition bonus, which was subject to Mr. Rainey remaining continuously employed with the Company until May 23, 2022, without taking any time off. The transition bonus was payable to Mr. Rainey within two and a half months following his employment termination date. Mr. Rainey was not eligible for any severance or equity acceleration in connection with his departure.

In April 2022, the Board appointed Ms. Rabinovitch to serve as interim CFO effective upon Mr. Rainey's departure. In June 2022, the Compensation Committee approved the following retention package for Ms. Rabinovitch, given the potential retention risks, and her materially expanded duties and responsibilities and critical role at the Company:

- A service-based RSU award granted on June 15, 2022, with a grant date value of $1.5 million, subject to the three-year vesting schedule applicable to RSUs under the Company's LTI program.
- A PBRSU award granted on June 15, 2022, with a grant date target value of $1.5 million, scheduled to vest on March 1, 2025 based on the Company's achievement of the performance conditions for the 2022-2024 PBRSUs.

- A cash retention bonus of $1,000,000, with one-half paid in July 2022, and the other half to be paid following the earlier of the two-month anniversary of the appointment of Mr. Rainey's CFO successor and March 1, 2023.
- Eligibility to participate as an executive vice president under the PayPal Holdings, Inc. Executive Change in Control and Severance Plan (the "Executive Severance Plan") during the transition period between the departure of Mr. Rainey and the six-month period following the start date of the successor CFO, contingent on Ms. Rabinovitch's transition support to the successor CFO.

In August 2022, the Board appointed Mr. Jorgensen as Executive Vice President, Chief Financial Officer effective August 3, 2022. The Compensation Committee approved the following as part of his new hire compensation, which was determined after considering a review of the competitive market, compensation received by Mr. Jorgensen's predecessor and compensation received at Mr. Jorgensen's prior employer:

- A new hire service-based RSU award granted on September 15, 2022, with a grant date value of $1 million, subject to the three-year vesting schedule applicable to RSUs under the Company's LTI program.
- A new hire PBRSU award granted on September 15, 2022, with a grant date target value of $1 million, to be vested on March 1, 2025 based on the Company's achievement of the performance conditions for the 2022-2024 PBRSUs under the Company's LTI program.
- A supplemental new hire service-based RSU award granted on September 15, 2022, with a grant date value of $8 million, subject to the three-year vesting schedule applicable to RSUs under the Company's LTI program.
- A new hire cash retention bonus of $6 million, with one-half paid shortly following his employment start date, $1 million paid in November 2022 and the remainder to be paid following the one-year anniversary of his employment start date, subject to Mr. Jorgensen's continued employment with the Company on each applicable payment date.

As previously disclosed, Mr. Jorgensen went on a leave of absence in September 2022 due to health reasons. The Board appointed Ms. Rabinovitch to serve as acting CFO during Mr. Jorgensen's leave. In connection with this appointment, the Compensation Committee approved the following additional retention package for Ms. Rabinovitch:

- A service-based RSU award granted on October 15, 2022, with a grant date value of $1.25 million, subject to the three-year vesting schedule applicable to RSUs under the Company's LTI program.
- A PBRSU award granted on March 1, 2023, with a grant date target value of $1.25 million, scheduled to vest on March 1, 2026 based on the Company's achievement of the performance conditions for the 2023-2025 performance period.
- Eligibility to participate as an executive vice president under the Executive Severance Plan while Ms. Rabinovitch serves as acting CFO, and for six months thereafter, contingent on Ms. Rabinovitch's continuous reasonable best efforts to support the Company's CFO in their transition to the CFO role during the six months following the period Ms. Rabinovitch serves as acting CFO.

Deferred Compensation

The DCP, our non-qualified deferred compensation plan, provides our U.S.-based executive officers the opportunity to defer compensation in excess of the amounts that are legally permitted to be deferred under our tax-qualified 401(k) savings plan (the "401(k) Plan"). Each of the 401(k) Plan and the DCP allows participants to set aside tax-deferred amounts. The Compensation Committee believes the opportunity to defer compensation is a competitive benefit that enhances our ability to attract and retain talented executives while building plan participants' long-term commitment to the Company. The investment return on the deferred amounts is linked to the performance of a range of market-based investment choices. None of our NEOs participated in or had a balance in the DCP during 2022.

Other Benefits

We provide certain executive officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with our overall executive compensation program and philosophy and that will help us attract and retain these executive officers, as set forth below. The Compensation Committee periodically reviews the levels of these benefits provided to our executive officers.

CEO Security Program

We maintain a comprehensive security policy, and we may determine that in certain circumstances, certain executive officers should be required to have personal security protection. We require these executives to accept such personal security protection because we believe it is in the best interests of the Company and our stockholders that our executives and their family members not be vulnerable to security threats.

Because PayPal is a highly visible company, the Compensation Committee authorized a CEO security program for Mr. Schulman to address safety concerns, which include specific threats to his safety arising directly as a result of his position as our President and CEO. We paid to procure, install and maintain personal residential security measures for Mr. Schulman and for the costs of security personnel during personal travel. In addition, the Compensation Committee has approved Mr. Schulman's use of our corporate aircraft for personal travel in connection with his overall security program.

We believe the costs of this overall security program are reasonable, appropriate and benefit the Company. Although we do not consider Mr. Schulman's overall security program to be a perquisite for his benefit for the reasons described above, the costs related to personal security measures for Mr. Schulman at his residence and during personal travel, as well as the costs of our corporate aircraft for personal travel, are reported in the "All Other Compensation" column in the 2022 Summary Compensation Table below.

Our Structure for Setting Compensation

Roles and Responsibilities

Compensation Committee

Our executive compensation program is designed and administered under the direction and control of the Compensation Committee, which is made up solely of independent directors. The Compensation Committee reviews and approves our overall executive compensation program, policies and practices and sets the compensation of our executive officers, including our NEOs.

Compensation Consultant

The Compensation Committee's independent compensation consultant provides advice and resources to help the Compensation Committee assess the effectiveness of our executive compensation strategy and program. The compensation consultant reports directly to the Compensation Committee, and the Compensation Committee has the sole power to terminate or replace the consultant at any time. Compensia has served as the Compensation Committee's compensation consultant since 2016.

The Compensation Committee directed Compensia to help members of management obtain the information necessary for management to formulate recommendations to the Compensation Committee, which are evaluated by Compensia. A representative of Compensia also attends Compensation Committee meetings, in executive session with no members of management present, and meets with the chair and members of the Compensation Committee outside of regular meetings.

As part of its engagement in 2022, Compensia provided an environmental scan of executive compensation, evaluated our compensation peer group composition, evaluated executive cash and equity compensation levels at our compensation peer group companies, reviewed proposed compensation adjustments and changes to existing arrangements, advised on the framework for our annual and long-term incentive awards, assessed executive perquisites relative to peer and broader market practices and reviewed proposed compensation arrangements for new executives, as well as the compensation of our non-employee directors. Compensia did not provide any other services to us in 2022.

Recognizing the importance of objective advice, the Compensation Committee closely examines the procedures and safeguards of its compensation consultant to ensure that its services are objective. The Compensation Committee has assessed the independence of Compensia pursuant to the applicable Nasdaq listing standards and SEC rules and concluded that Compensia's work for the Compensation Committee does not raise any conflict of interest.

CEO and the Human Resources Department

The Compensation Committee works with members of our management team, including Mr. Schulman and Kausik Rajgopal, our EVP, People and Sourcing, to formulate the specific plan and award designs, including performance measures and performance target levels, necessary to align our executive compensation program with our business objectives and strategies.

Mr. Schulman reviews with the Compensation Committee his performance evaluations of each of our other NEOs together with his recommendations regarding base salary adjustments, annual incentive awards and long-term incentives to allow the Compensation Committee to consider our financial and operational results as well as individual performance in its compensation decisions. The Compensation Committee makes all final decisions regarding the compensation of all of our NEOs.

While certain members of management attended the meetings of the Compensation Committee in 2022 by invitation, they did not attend executive sessions of the meetings or portions of Compensation Committee meetings during which their individual compensation was discussed or approved.

Our Compensation Peer Group

Our compensation peer group is made up of technology companies and financial companies. This mix is intended to provide the Compensation Committee with insight into the differences across these two business sectors in which we generally compete for executive talent.

In deciding whether a company should be included in our compensation peer group, the Compensation Committee generally considers the following screening criteria:

- revenue;
- market capitalization;
- historical growth rates;
- primary line of business;
- whether the company has a recognizable and well-regarded brand; and
- whether we compete with the company for executive talent.

Each member of the compensation peer group was chosen based on one or more of the factors listed above, but not all factors were relevant for every peer company. While some of the compensation peer group members may be significantly larger than PayPal in terms of revenue or market capitalization, the Compensation Committee has determined that such companies should be included in the peer group primarily because we compete with them for talent.

Our compensation peer group for 2022 was composed of 11 technology companies (which generally are companies with which we directly compete for talent) and eight financial companies (which generally are companies with which we compete for talent and that more closely match our financial performance). Applying the criteria described above, the Compensation Committee removed The Western Union Company from our compensation peer group.

Peer Group Companies



Technology Companies

- Adobe Inc.
- Alphabet Inc.
- Amazon.com, Inc.
- Apple Inc.
- Block, Inc.
- Intuit Inc.
- Meta Platforms, Inc.
- Netflix, Inc.
- Oracle Corporation
- Salesforce, Inc.
- ServiceNow, Inc.

Financial Companies

- American Express Company
- Discover Financial Services
- Fidelity National Information Services, Inc.
- Fiserv Inc.
- Global Payments Inc.
- JP Morgan Chase & Co.
- Mastercard Incorporated
- Visa Inc.

In contemplating our executive compensation program for 2022 and going forward, the Compensation Committee considered the compensation programs of our compensation peer group as well as our goals of rewarding performance and retaining core top talent. We also compare our performance against the performance of companies in our compensation peer group that we believe have relatively comparable business models. Our executive compensation program is generally designed to roughly parallel the programs of members of our compensation peer group because our employees have historically been recruited by these competitors.

Other Compensation Practices and Policies

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines designed to closely align the interests of our senior leadership team (including our executive officers) with the long-term interests of our stockholders. Under these guidelines, our executive officers are required to achieve ownership of our common stock valued at the following multiple of their annual base salary, as applicable:

- CEO: six times base salary
- Executive Vice Presidents (including all executive officers other than the CEO): three times base salary

Each executive officer is expected to meet the applicable guideline level within five years of becoming subject to these requirements and to continuously own sufficient shares to meet the guideline level for as long as they remain an executive officer.

Executive officers who have not yet satisfied their applicable guideline level are required to retain 25% of the net shares of our common stock that they receive as the result of the exercise, vesting or payment of any equity awards granted to them.

Shares that count towards satisfaction of the stock ownership guidelines include the following:

- shares owned outright by the executive officer or their immediate family members residing in the same household;
- shares held in trusts, limited liability companies or similar entities for the benefit of the executive officer or their immediate family members; and
- deferred shares, vested DSUs, deferred RSUs or deferred PBRSUs that may only be settled in shares of our common stock.

Our stock ownership guidelines are available on the Governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/default.aspx

Hedging and Pledging Policy

Our insider trading policy prohibits all directors, executive officers and employees from entering (directly or indirectly) into any hedging or monetization transactions relating to our securities, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or any other transaction that hedges or offsets, or is designed to hedge or offset, any decrease in the market value of PayPal securities owned directly or indirectly by such person. Additionally, directors, executive officers and employees are prohibited from using PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale (including a short sale "against the box"), collar, or other derivative security. Our insider trading policy also prohibits all directors and executive officers from pledging our common stock as collateral for loans. Other employees are strongly discouraged from pledging PayPal securities as collateral for loans.

Clawback Policy

We have a clawback policy that applies to incentive compensation (including cash or equity-based awards) paid or awarded to any NEO or other officer in a vice president or more senior position ("covered employees"). The occurrence of any of the following events will trigger the policy:

- a covered employee materially violates our Code of Conduct;
- a covered employee causes material financial or reputational harm to the Company; or
- a material restatement of all or a portion of our financial statements due to a supervisory or other failure by a covered employee in a senior vice president (or more senior) position or any covered employee who is a vice president in the Company's finance function.

The clawback policy provides that the Compensation Committee will determine in its discretion whether any of the above triggering events has occurred, and if so, whether to require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy based on the facts and circumstances. The forfeiture and/or repayment may include the following:

- any incentive compensation that is greater than the amount that would have been paid to the covered employee had the triggering event been known;

- any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and/or
- any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the 12-month period preceding the date on which we had actual knowledge of the triggering event or the full impact of the triggering event was known (or such longer period of time as may be required by any applicable statute or government regulation).

The Company continues to monitor this policy to ensure that it is consistent with applicable laws and will review and modify the policy as necessary to reflect the final Nasdaq listing rules adopted to implement the compensation recovery requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Severance and Change in Control Provisions

Executive Severance Plan

The Company maintains the Executive Severance Plan, which replaced and superseded all prior plans and agreements providing for severance payments and benefits, including those in individual agreements and severance plans. Under the Executive Severance Plan, each NEO is eligible to receive payments and benefits in the event of certain terminations of employment, including an involuntary termination of employment by the Company without cause or by the executive for good reason. The Executive Severance Plan includes the Executive Long Term Incentive Program adopted by the Compensation Committee effective July 1, 2021, which provides additional severance benefits to NEOs, including equity vesting provisions upon retirement, job elimination, death or disability.

No payments or benefits are provided under the Executive Severance Plan if there is a change in control of the Company without an accompanying qualifying termination of employment (i.e., we do not provide any "single-trigger" change in control payments). We also do not provide any of our NEOs with any excise tax "gross-ups" or other payment or reimbursement of excise taxes on severance or other payments in connection with a change in control of the Company.

The Compensation Committee believes that the Executive Severance Plan is essential to fulfill the Company's objective of recruiting, developing and retaining key, high-quality management talent in a competitive market because these arrangements provide reasonable protection to executives in the event they are not retained under specific circumstances. The Executive Severance Plan is also intended to facilitate changes in the leadership team by setting terms for the termination of the employment of an NEO in advance, which allows for a smoother transition of responsibilities when it is deemed to be in the Company's best interest. The change in control provisions in the Executive Severance Plan are intended to allow our executives to focus their attention on our business operations despite the potentially disruptive impact of a proposed change-in-control transaction, to assess takeover bids objectively without regard to the potential impact on their individual job security and to allow for a seamless transition in the event of a change in control of the Company. These considerations are especially important in light of the executives' key leadership roles.

Mr. Rainey was ineligible to receive any benefits under the Executive Severance Plan in connection with his resignation, effective May 23, 2022. As disclosed by the Company in February 2023, in connection with an internal management restructuring, Mr. Britto's employment with the Company terminated effective February 28, 2023. As disclosed by the Company in March 2023, Mr. Jorgensen stepped down from his position as the Company's CFO as of March 7, 2023 and is expected to continue to serve as a senior advisor to the Company through September 15, 2023. Mr. Britto's separation constituted, and Mr. Jorgensen's separation will constitute, a qualifying involuntary termination without cause under the Executive Severance Plan, and each is eligible to receive severance payments and benefits pursuant to the terms and subject to the conditions of the Executive Severance Plan.

As disclosed by the Company in February 2023, Mr. Schulman informed the Board that he plans to retire as PayPal's President and CEO at the end of this year. Upon his retirement from the Company, Mr. Schulman will be eligible for the retirement benefits provided under the Executive Severance Plan.

See "Potential Payments Upon Termination or Change in Control" below for a description of these arrangements and the estimated payments and benefits payable under the Executive Severance Plan.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code (as amended, "Section 162(m)") generally limits tax deductibility of compensation paid by a public company to its chief executive officer, chief financial officer and certain other current and former executive officers in any year to $1 million in the year compensation becomes taxable to the executive officer. The Compensation Committee will award non-deductible compensation where it believes doing so is in our and our stockholders' best interests, regardless of its deductibility.

We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for share-based payments, including stock options, RSUs, PBRSUs, shares of common stock and other forms of equity compensation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on its review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2022 Annual Report on Form 10-K.

The Compensation Committee of the Board

David W. Dorman (Chair)
Jonathan Christodoro
Gail J. McGovern

Compensation Tables

2022 Summary Compensation Table

The following table summarizes the total compensation paid to and received and earned by each of our NEOs for the fiscal year ended December 31, 2022 and, to the extent required under SEC rules, the fiscal years ended December 31, 2021 and December 31, 2020.

Name and Principal Position[1] (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)
Daniel H. Schulman President and Chief Executive Officer	2022	1,250,000	—	20,182,730	—	312,500	—	212,692	21,957,922
	2021	1,122,115	—	29,920,381	—	625,000	—	402,857	32,070,353
	2020	1,038,462	—	20,957,193	—	1,000,000	—	366,417	23,362,072
Blake Jorgensen Former Chief Financial Officer	2022	302,885	4,000,000[2]	10,336,008	—	73,684	—	—	14,712,576
John D. Rainey[3] Former Chief Financial Officer and EVP, Global Customer Operations	2022	305,769	100,000[4]	8,353,168[5]	—	—	—	29,064	8,788,002
	2021	750,000	—	11,258,002	—	234,375	—	11,600	12,253,977
	2020	778,846	—	8,896,739	—	328,125	—	11,400	10,015,110
Gabrielle Rabinovitch Acting Chief Financial Officer	2022	534,231	1,035,000[6]	6,233,422	—	210,938	—	—	8,013,590
Peggy Alford EVP, Global Sales	2022	736,731[7]	—	8,353,168	—	199,219	—	12,200	9,301,318
	2021	674,423	250,000	9,377,300	—	325,000	—	11,600	10,638,323
	2020	653,846	1,175,000	6,050,368	—	325,000	—	11,400	8,215,614
Jonathan Auerbach EVP, Chief Strategy, Growth & Data Officer	2022	750,000	—	8,353,168	—	164,063	—	—	9,267,231
	2021	698,846	—	11,146,113	—	292,969	—	—	12,137,928
	2020	675,000	—	6,972,602	—	325,000	—	—	7,972,602
Mark Britto Former EVP, Chief Product Officer	2022	750,000	—	12,276,145	—	164,063	—	12,200	13,202,407
	2021	698,846	—	16,355,481	—	292,969	—	11,600	17,358,896
Aaron Karczmer EVP, Chief Enterprise Services Officer	2022	736,731[7]	—	8,353,168	—	187,500	—	12,200	9,289,599
	2021	674,423	—	9,377,300	—	325,000	—	11,600	10,388,323
	2020	675,000	—	7,433,719	—	325,000	—	11,400	8,445,119

[1] In accordance with SEC rules, even though Ms. Alford and Mr. Karczmer were not NEOs for 2021, their respective compensation information for 2021 is included because they were NEOs for 2020.

[2] This amount represents the new hire cash retention bonus payments made to Mr. Jorgensen in connection with the commencement of his employment with the Company in August 2022. For more information, see "Compensation Discussion and Analysis – Compensation Framework – Other Compensation Elements – CFO Transition-Related Compensation".

[3] Effective May 23, 2022, Mr. Rainey resigned from his role as Chief Financial Officer and Executive Vice President, Global Customer Operations.

[4] This amount represents the cash transition bonus offered to Mr. Rainey in connection with the transition of his duties to Ms. Rabinovitch as the interim CFO and Mr. Rainey's accrued paid time off as of his employment termination date. For more information about the transition bonus, see "Compensation Discussion and Analysis – Compensation Framework – Other Compensation Elements – CFO Transition-Related Compensation".

[5] Mr. Rainey forfeited all of his 2022 stock awards upon his resignation effective May 23, 2022.

[6] This amount represents (i) a cash retention bonus payment in March 2022 of $35,000 related to a retention arrangement provided to Ms. Rabinovitch prior to her becoming an NEO, and (ii) the cash retention bonus provided to Ms. Rabinovitch in connection with her appointment as the interim CFO. For more information about the interim CFO cash retention bonus, see "Compensation Discussion and Analysis – Compensation Framework – Other Compensation Elements – CFO Transition-Related Compensation."

[7] The salary amount for Ms. Alford and Mr. Karczmer is less than their respective 2022 annual base salary because their 2022 annual base salary became effective in April 2022.

Stock Awards – Column (e)

Amounts shown represent the grant date fair value of RSUs and PBRSUs (including PBRSUs under the 2022 AIP) granted to each of our NEOs as computed in accordance with FASB ASC Topic 718. The grant date fair value of RSUs is determined using the fair value of the underlying common stock on the grant date.

The assumptions used by the Company in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in the Company's 2022 Annual Report on Form 10-K. The estimated fair value of PBRSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the grant date of the award for accounting purposes.

Assuming the highest level of performance is achieved under the applicable performance measures for the 2022 AIP PBRSUs and the 2022-2024 PBRSUs, the maximum possible value of the awards using the fair value of the underlying common stock on the date that the awards were granted for accounting purposes is presented below:

Name	Maximum Value of 2022 AIP PBRSUs (as of Grant Date for Accounting Purposes) ($)	Maximum Value of 2022-2024 AIP PBRSUs (as of Grant Date for Accounting Purposes) ($)
Daniel H. Schulman	2,705,228	18,830,116
Blake Jorgensen	591,896	2,008,012
John D. Rainey	1,014,432	7,845,953
Gabrielle Rabinovitch	365,315	4,938,669
Peggy Alford	1,014,432	7,845,953
Jonathan Auerbach	1,014,432	7,845,953
Mark Britto	1,014,432	11,768,929
Aaron Karczmer	1,014,432	7,845,953

Non-Equity Incentive Plan Compensation – Column (g)

Amounts represent cash (non-equity) performance-based compensation earned under the individual performance portion of the 2022 AIP. The Company performance portion of the annual incentive payout was delivered in PBRSUs and is reflected in the "Stock Awards" column. See "Compensation Discussion and Analysis – 2022 Compensation Framework and Decisions – Annual Incentive Plan" above for a more detailed discussion.

All Other Compensation – Column (i)

The dollar amounts for each perquisite and each other item of compensation shown in the "All Other Compensation" column and in this footnote represent the Company's incremental cost of providing the perquisite or other benefit to our NEOs, net of any amounts reimbursed by our NEOs and are valued based on the amounts accrued for payment or paid to the service provider or NEO, or, in the case of perquisites or other benefits, the aggregate incremental cost to the Company, as applicable. See "Compensation Discussion and Analysis – Other Compensation Elements – Other Benefits" above for additional details on these benefits. Amounts include the following perquisites and other compensation provided to our NEOs in 2022.

Name	401(k) Match[1] ($)	Perquisites and Other Benefits ($)	Total ($)
Daniel H. Schulman	12,200	200,492[2]	212,692
Blake Jorgensen	—	—	—
John D. Rainey	12,200	16,864[3]	29,064
Gabrielle Rabinovitch	—	—	—
Peggy Alford	12,200	—	12,200
Jonathan Auerbach	—	—	—
Mark Britto	12,200	—	12,200
Aaron Karczmer	12,200	—	12,200

[1] Represents matching contributions under the Company 401(k) Plan.

[2] Represents costs related to Mr. Schulman's overall security program, which consisted of the following:
- Costs of $165,134 related to the procurement, installation and maintenance of personal security measures for Mr. Schulman.
- Costs of $35,358 related to personal use of our corporate aircraft, calculated based on the aggregate incremental cost to the Company. Includes fuel costs, landing and parking fees, in-flight catering, crew expenses, en route navigation fees and international handling fees, as applicable.

[3] Represents the payment of Mr. Rainey's accrued paid time off upon his resignation from the Company.

2022 Grants of Plan-Based Awards Table

The following table sets forth information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2022.

Name(a)	Approval Date(b)	Grant Date(c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(k)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value of Stock and Option Awards[4] ($)(m)
Daniel H. Schulman												
2022 AIP – Cash			—	625,000	1,250,000	—	—	—	—	—	—	—
2022 AIP – PBRSUs	1/25/2022	2/15/2022	—	—	—	2,929	11,715	23,430	—	—	—	1,352,614
2022-2024 PBRSUs	2/14/2022	3/1/2022	—	—	—	22,099	88,396	176,792	—	—	—	9,415,058
RSUs	2/14/2022	3/1/2022	—	—	—	—	—	—	88,396	—	—	9,415,058
Blake Jorgensen												
2022 AIP – Cash			—	98,245	196,490	—	—	—	—	—	—	—
2022 AIP – PBRSUs	7/12/2022	9/15/2022	—	—	—	768	3,070	6,140	—	—	—	295,948
2022-2024 PBRSUs	7/12/2022	9/15/2022	—	—	—	2,604	10,415	20,830	—	—	—	1,004,006
RSUs	7/12/2022	9/15/2022	—	—	—	—	—	—	10,415	—	—	1,004,006
Supplemental New Hire RSUs	7/12/2022	9/15/2022	—	—	—	—	—	—	83,320	—	—	8,032,048
John D. Rainey[5]												
2022 AIP – Cash			—	234,375	468,750	—	—	—	—	—	—	—
2022 AIP – PBRSUs	1/25/2022	2/15/2022	—	—	—	1,098	4,393	8,786	—	—	—	507,216
2022-2024 PBRSUs	2/14/2022	3/1/2022	—	—	—	9,208	36,832	73,664	—	—	—	3,922,976
RSUs	2/14/2022	3/1/2022	—	—	—	—	—	—	36,832	—	—	3,922,976
Gabrielle Rabinovitch												
2022 AIP – Cash			—	234,375	468,750	—	—	—	—	—	—	—
2022 AIP – PBRSUs	2/14/2022	2/15/2022	—	—	—	396	1,582	3,164	—	—	—	182,658
2022-2024 PBRSUs	2/28/2022	3/1/2022	—	—	—	2,302	9,208	18,416	—	—	—	980,744
2022-2024 PBRSUs[6]	2/28/2022	3/1/2022	—	—	—	230	921	1,842	—	—	—	98,096
2022-2024 PBRSUs[7]	6/15/2022	6/15/2022	—	—	—	4,584	18,337	36,674	—	—	—	1,390,495
RSUs	2/28/2022	3/1/2022	—	—	—	—	—	—	9,208	—	—	980,744
RSUs[6]	2/28/2022	3/1/2022	—	—	—	—	—	—	921	—	—	98,096
RSUs[7]	6/15/2022	6/15/2022	—	—	—	—	—	—	18,337	—	—	1,390,495
RSUs[8]	9/27/2022	10/15/2022	—	—	—	—	—	—	13,820	—	—	1,112,095
Peggy Alford												
2022 AIP – Cash			—	234,375	468,750	—	—	—	—	—	—	—
2022 AIP – PBRSUs	1/25/2022	2/15/2022	—	—	—	1,098	4,393	8,786	—	—	—	507,216
2022-2024 PBRSUs	2/14/2022	3/1/2022	—	—	—	9,208	36,832	73,664	—	—	—	3,922,976
RSUs	2/14/2022	3/1/2022	—	—	—	—	—	—	36,832	—	—	3,922,976

Name(a)	Approval Date(b)	Grant Date(c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(k)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value of Stock and Option Awards[4] ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)				
Jonathan Auerbach												
2022 AIP – Cash			—	234,375	468,750	—	—	—	—	—	—	—
2022 AIP – PBRSUs	1/25/2022	2/15/2022	—	—	—	1,098	4,393	8,786	—	—	—	507,216
2022-2024 PBRSUs	2/14/2022	3/1/2022	—	—	—	9,208	36,832	73,664	—	—	—	3,922,976
RSUs	2/14/2022	3/1/2022	—	—	—	—	—	—	36,832	—	—	3,922,976
Mark Britto												
2022 AIP – Cash			—	234,375	468,750	—	—	—	—	—	—	—
2022 AIP – PBRSUs	1/25/2022	2/15/2022	—	—	—	1,098	4,393	8,786	—	—	—	507,216
2022-2024 PBRSUs	2/14/2022	3/1/2022	—	—	—	13,812	55,248	110,496	—	—	—	5,884,464
RSUs	2/14/2022	3/1/2022	—	—	—	—	—	—	55,248	—	—	5,884,464
Aaron Karczmer												
2022 AIP – Cash			—	234,375	468,750	—	—	—	—	—	—	—
2022 AIP – PBRSUs	1/25/2022	2/15/2022	—	—	—	1,098	4,393	8,786	—	—	—	507,216
2022-2024 PBRSUs	2/14/2022	3/1/2022	—	—	—	9,208	36,832	73,664	—	—	—	3,922,976
RSUs	2/14/2022	3/1/2022	—	—	—	—	—	—	36,832	—	—	3,922,976

[1] The amounts shown represent potential non-equity incentive plan awards under the individual performance portion of the 2022 AIP. Maximum amounts represent 200% of the NEO's target incentive amount under the AIP. Mr. Jorgensen's target incentive amount was prorated based on the number of days during 2022 that he was employed by the Company, in accordance with the terms of the AIP. For more information on the AIP, including actual payouts for the 2022 AIP, see "Compensation Discussion and Analysis – 2022 Compensation Framework and Decisions – Annual Incentive Plan."

[2] The amounts shown in the "2022 AIP – PBRSUs" row represent the AIP PBRSUs granted in 2022 under our Amended and Restated 2015 Equity Incentive Award Plan (the "Equity Plan") or, for Mr. Jorgensen, under our 2022 Inducement Plan (the "Inducement Plan"), for the Company performance portion of the AIP. Amounts shown in the "Threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two primary performance metrics. Awards are capped at the maximum of 200% of the target number of shares. No shares were issued pursuant to the NEOs' 2022 AIP PBRSUs based on the 0% Company performance achievement. For more information on the AIP, including actual payouts for the 2022 AIP, see "Compensation Discussion and Analysis – 2022 Compensation Framework and Decisions – Annual Incentive Plan." The amounts shown in the "2022-2024 PBRSUs" row represent the 2022-2024 PBRSUs granted in 2022 under the Equity Plan or, for Mr. Jorgensen, under our Inducement Plan. Amounts shown in the "Threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two performance metrics. Awards are capped at the maximum of 200% of the target number of shares. The 2022-2024 PBRSUs will be earned and vest based on performance over the 2022-2024 performance period. See "Compensation Discussion and Analysis – 2022 Compensation Framework and Decisions – Long-Term Incentive Compensation" for more information.

[3] The amounts shown represent service-based RSUs granted in 2022 under the Equity Plan or, for Mr. Jorgensen, under our Inducement Plan. These RSUs become fully vested over three years, with one-third vesting on the first anniversary of the grant date, and the remainder vesting ratably each following quarter over the remaining vesting period, subject to continued employment. See "Compensation Discussion and Analysis – 2022 Compensation Framework and Decisions – Long-Term Incentive Compensation" for more information.

[4] Represents the grant date fair value determined in accordance with FASB ASC Topic 718. The grant date fair value was calculated by multiplying the closing price of the underlying common stock on the date of grant (or, if there is no closing price on such date, the closing price on the immediately preceding day with a reported closing price) by the number of stock awards granted. For the 2022 AIP PBRSUs and the 2022-2024 PBRSUs, the grant date fair value assumes the probable outcome of the performance conditions applicable to the awards. See "Stock Awards – Column (e)" under the "2022 Summary Compensation Table" for more information. The assumptions used by the Company in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in the 2022 Annual Report on Form 10-K.

[5] Mr. Rainey forfeited all outstanding equity awards, including his 2022 plan-based awards, including his AIP, RSU and PBRSU awards, upon his resignation from the Company.

[6] These amounts represent key talent equity awards granted to Ms. Rabinovitch prior to her appointment as interim CFO.

[7] These amounts represent the equity awards granted to Ms. Rabinovitch in connection with her appointment as interim CFO effective upon Mr. Rainey's departure.

[8] These amounts represent the equity award granted to Ms. Rabinovitch in connection with her appointment as acting CFO during Mr. Jorgensen's leave of absence.

2022 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity awards held by each of our NEOs as of December 31, 2022. Mr. Rainey forfeited all outstanding equity awards upon his resignation from the Company.

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
			Stock Awards		
Daniel H. Schulman	126,370[8]	9,000,071	4/1/2018		
	29,892[2]	2,128,908	3/1/2020		
	34,268[2]	2,440,567	3/1/2021		
	88,396[3]	6,295,563	3/1/2022		
	11,715[4]	834,342	2/15/2022		
	130,034[5]	9,261,021	3/1/2020		
				51,404[6]	3,660,993
				88,396[7]	6,295,563
Blake Jorgensen	10,415[3]	741,756	9/15/2022		
	83,320[3]	5,934,050	9/15/2022		
	3,070[4]	218,645	9/15/2022		
				10,415[7]	741,756
Gabrielle Rabinovitch	693[2]	49,355	3/1/2020		
	1,441[2]	102,628	3/1/2020		
	7,647[2]	544,619	3/15/2020		
	2,189[2]	155,901	3/1/2021		
	666[2]	47,433	3/1/2021		
	1,192[2]	84,894	9/15/2021		
	9,208[3]	655,794	3/1/2022		
	921[3]	65,594	3/1/2022		
	18,337[3]	1,305,961	6/15/2022		
	13,820[3]	984,260	10/15/2022		
	1,582[4]	112,670	2/15/2022		
	1,007[5]	71,719	3/1/2020		
	2,091[5]	148,921	3/1/2020		
	11,090[5]	789,830	3/15/2020		
				1,095[6]	77,986
				334[6]	23,787
				1,789[6]	127,413
				9,208[7]	655,794
				921[7]	65,594
				18,337[7]	1,305,961

	Stock Awards				
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Peggy Alford	8,540[2]	608,219	3/1/2020		
	11,423[2]	813,546	3/1/2021		
	36,832[3]	2,623,175	3/1/2022		
	4,393[4]	312,869	2/15/2022		
	37,154[5]	2,646,108	3/1/2020		
				17,135[6]	1,220,355
				36,832[7]	2,623,175
Jonathan Auerbach	9,964[2]	709,636	3/1/2020		
	12,692[2]	903,924	3/1/2021		
	36,832[3]	2,623,175	3/1/2022		
	4,393[4]	312,869	2/15/2022		
	43,345[5]	3,087,031	3/1/2020		
				19,039[6]	1,355,958
				36,832[7]	2,623,175
Mark Britto	19,038[2]	1,355,886	3/1/2021		
	55,248[3]	3,934,763	3/1/2022		
	4,393[4]	312,869	2/15/2022		
				28,558[6]	2,033,901
				55,248[7]	3,934,763
Aaron Karczmer	10,675[2]	760,274	3/1/2020		
	11,423[2]	813,546	3/1/2021		
	36,832[3]	2,623,175	3/1/2022		
	4,393[4]	312,869	2/15/2022		
	46,441[5]	3,307,528	3/1/2020		
				17,135[6]	1,220,355
				36,832[7]	2,623,175

1 Market value is calculated based on $71.22 per share, the closing price of our common stock on December 30, 2022.

2 Becomes fully vested over three years, with one-third vesting on the first, second and third anniversaries of the date of grant, subject to the NEO's continued employment.

3 Becomes fully vested over three years, with one-third vesting on the first anniversary of the grant date, and the remainder vesting ratably each subsequent quarter over the remaining vesting period, subject to the NEO's continued employment.

4 Represents unvested PBRSUs granted under the 2022 AIP at target, which were subject to the achievement of the performance goals over the one-year performance period from January 1, 2022 through December 31, 2022. Following the performance period, no shares were vested or issued on the vesting date of February 15, 2023 based on the 0% Company performance achievement under the 2022 AIP.

5 The amounts reported in this row reflect achievement of 145% of target performance goals for the 2020-2022 PBRSU awards granted in 2020, as performance for the 2020-2022 performance period was measured on a cumulative basis and determined to be 145% of target as of the end of the performance period. The 2020-2022 PBRSU awards vested based on the Company's performance over the three-year performance period ending December 31, 2022 with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. The PBRSUs earned based on Company performance became fully vested on March 1, 2023.

6 The amounts reported in this row assume achievement of target performance goals for the 2021-2023 PBRSU awards granted in 2021, as performance for the 2021-2023 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance will become fully vested on March 1, 2024, subject to the NEO's continued employment through the vesting date.

7 The amounts reported in this row assume achievement of target performance goals for the 2022-2024 PBRSU awards granted in 2022, as performance for the 2022-2024 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance will become fully vested on March 1, 2025, subject to the NEO's continued employment through the vesting date.

8 Represents one-third of the PBRSUs granted to Mr. Schulman (the "CEO PSU Award"), which were earned based on the achievement of PayPal stock price targets during a five-year performance period. One-third of the CEO PSU Award vested on each of the third and fourth anniversaries of the grant date, and the remaining portion will vest on the fifth anniversary of the grant date, subject to Mr. Schulman's continued employment through the vesting date.

2022 Option Exercises and Stock Vested Table

The following table sets forth the number of shares acquired, and the value realized, upon exercise of stock options and the vesting of stock awards by each of our NEOs for the fiscal year ended December 31, 2022.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise[1] ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting[2] ($) |
Name				
Daniel H. Schulman	—	—	424,382	46,517,048
Blake Jorgensen	—	—	—	—
John D. Rainey	—	—	126,868	13,527,809
Gabrielle Rabinovitch	—	—	19,008	1,974,778
Peggy Alford	—	—	78,536	8,285,705
Jonathan Auerbach	40,749	2,579,668	90,057	9,545,381
Mark Britto	—	—	81,664	8,711,118
Aaron Karczmer	—	—	100,313	10,697,423

[1] Value realized for option awards is calculated based on the price per share at the time the option was exercised.
[2] Value realized for stock awards is calculated based on the closing price per share on each applicable vesting date.

2022 Non-Qualified Deferred Compensation Table

All NEOs are eligible to participate in the DCP; however, none of our NEOs participated in the DCP in 2022. For more information, see "Compensation Discussion and Analysis – Other Compensation Elements – Deferred Compensation".

Potential Payments Upon Termination or Change in Control Table

The following table, footnotes and narrative set forth our payment obligations pursuant to the compensation arrangements for each of our NEOs serving as of the Record Date, under the circumstances described below, assuming that their employment was terminated or a change in control of the Company occurred on December 31, 2022. Because our executive compensation program is heavily weighted towards equity-based compensation, a significant percentage of the compensation that would be received by our NEOs upon a termination of employment under the circumstances described below relates to the settlement of outstanding equity awards. See the 2022 Outstanding Equity Awards at Fiscal Year-End Table above for further information regarding outstanding equity awards granted to the NEOs in 2022 and in prior years.

Name	Voluntary Termination or Retirement[1,2] ($)(a)	Involuntary Termination Outside of Change in Control Period[2] ($)(b)	Involuntary Termination Within Change in Control Period[2] ($)(c)	Death or Disability[2] ($)(d)
Daniel H. Schulman	20,863,288	30,488,360	30,485,152	29,821,666
Blake Jorgensen	—	7,703,527	7,690,630	7,417,563
Gabrielle Rabinovitch	—	6,487,349	6,487,349	6,252,974
Peggy Alford	—	8,184,375	8,179,642	7,888,470
Jonathan Auerbach	8,215,868	8,450,243	8,450,243	8,215,868
Mark Britto	—	11,535,603	11,532,379	11,259,312
Aaron Karczmer	—	8,336,109	8,331,401	8,040,524

[1] For Mr. Schulman and Mr. Auerbach, the amount reflects their respective retirement eligibility with respect to outstanding equity awards (as discussed below).
[2] Amounts do not take into account (i) potential reductions due to "best net pay" provision in the Executive Severance Plan, (ii) the value of the 2020-2022 PBRSUs, which were earned at 145% of target following the completion of the performance period on December 31, 2022, or (iii) the value of the 2022 AIP Company PBRSUs, which were earned at 0% of target following the completion of the AIP performance period on December 31, 2022.

Voluntary Termination – Column (a)

Retirement Benefits

Mr. Schulman and Mr. Auerbach are retirement-eligible under their respective 2021-2023 PBRSU award agreements. Pursuant to the PBRSU award agreement provisions, in the event the NEO voluntarily resigns, has attained at least 60 years of age and completed at least five years of service ("Retires" or "Retirement"), the PBRSUs would accelerate vesting on a prorated basis based on the number of full months of service during the performance period and actual performance during the entire performance period and would be settled following the completion of the performance period. Mr. Schulman and Mr. Auerbach would also be eligible for prorated vesting of service-based RSUs granted prior to July 1, 2021. If Mr. Schulman and/or Mr. Auerbach Retires, he would receive prorated vesting of the next tranche of service-based RSUs that would have vested following his Retirement.

In addition, Mr. Schulman and Mr. Auerbach are retirement-eligible under the Executive Long Term Incentive Program ("ELTIP") portion of our Executive Severance Plan. The ELTIP provides for the following benefits because each of Mr. Schulman and Mr. Auerbach has attained at least 60 years of age and completed at least seven years of service, subject to the NEO providing sufficient advance notice to the Company and the retirement having terms and conditions mutually agreed to by the Company and the NEO:

- Eligibility for continued vesting of all outstanding equity awards, other than the performance-based CEO PSU Award that the Company granted to Mr. Schulman on April 1, 2018. Any outstanding time-based restricted stock awards would be eligible to continue vesting in accordance with their original schedule; however, if any such awards were scheduled to vest more frequently than annually, each scheduled vesting date not falling on an anniversary of the grant date would be treated as though that vesting date were on the next following anniversary of the grant date. Any outstanding PBRSUs (other than PBRSUs awarded pursuant to an Annual Incentive Plan) would remain outstanding and eligible to vest, based solely on the achievement of the applicable Company performance targets for the applicable performance period.
- COBRA premium payments (or payments in lieu thereof) for the period during which any equity award continues to vest under the ELTIP.

We refer to the ELTIP benefits described above as the "ELTIP Benefits." The CEO PSU Award is not eligible for any continued vesting under the ELTIP. All continued vesting under the ELTIP is subject to the NEO's execution of a release of claims in favor of the Company and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

Involuntary Termination Other than for Cause – Column (b)

Severance Arrangements for Involuntary Termination Other Than for Cause Outside a Change in Control Period

Under the terms of the Executive Severance Plan, each NEO is eligible for severance payments and benefits in the event that the NEO's employment with us is terminated outside of a "change in control period," which is defined as more than 90 days prior to or more than 24 months following a "change in control" (as defined in the Equity Plan and the Inducement Plan, as applicable) of the Company, either (a) by us other than for "cause" or due to "disability" or (b) by the NEO for "good reason" (each as defined in the Executive Severance Plan), subject to the NEO's execution of a release of claims in favor of the Company, as follows:

- A lump sum cash payment equal to the product of (i) the sum of annual base salary and target bonus amount and (ii) a multiple (2x for Mr. Schulman and 1.5x for our other NEOs).
- A prorated annual bonus for the year of termination based on actual company performance and target individual performance ("Prorated Incentive Award").
- For awards granted prior to July 1, 2021: accelerated vesting of service-based equity awards that would have otherwise become vested pursuant to their ordinary vesting schedule within the 12 months following the employment termination date; performance-based equity awards subject to a performance period that ends within the 12 months following the employment termination date would remain outstanding and eligible to vest, based solely on the achievement of the Company performance targets. For awards granted on or after July 1, 2021: eligibility to continue to vest in service-based and performance-based equity awards scheduled to vest within the 12 months following the employment termination date, subject to the NEO's execution of a release of claims in favor of the Company and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.
- If the NEO is employed by the Company in the U.S., participates in the Company's health insurance program and is eligible to continue to participate in the program under COBRA, the Company will provide COBRA premium payments for 18 months for Mr. Schulman and 12 months for our other NEOs.

In addition, each NEO would be eligible for the ELTIP Benefits in the event the NEO's employment was involuntarily terminated by the Company due to a job elimination or role restructuring. All continued vesting would be subject to the NEO's execution of a release of claims in favor of the Company and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

Involuntary Termination with a Change in Control – Column (c)

Severance Arrangements for an Involuntary Termination in Connection with a Change in Control

Under the terms of the Executive Severance Plan, each NEO is eligible for severance payments and benefits in the event that a "change in control" of the Company occurred as of December 31, 2022 and the NEO's employment with us terminates within the "change in control period," either (a) by us other than for "cause" or due to "disability," or (b) by the NEO for "good reason," subject to the NEO's execution of a release of claims in favor of the Company, as follows:

- A lump sum cash payment equal to 2x the sum of annual base salary and target bonus amount.
- Prorated Incentive Award.
- Accelerated vesting of outstanding equity awards. If the termination occurs during a performance period with respect to an award of PBRSUs, such award will be deemed earned assuming achievement of target performance for purposes of determining the number of awards that will be treated as becoming immediately vested.
- If the NEO is employed by the Company in the U.S., participates in the Company's health insurance program, and is eligible to continue to participate in the program under COBRA, the Company will provide COBRA premium payments or a cash-out payment in lieu of such payments, for 24 months.

Under the Executive Severance Plan, in the event any payments or benefits constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Internal Revenue Code Section 4999, such payments or benefits would be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the NEO receiving a higher net-after tax amount than the NEO would have received absent such reduction (the "best net pay" provision).

Change in Control – Equity Awards

We have not entered into any arrangements with any of our NEOs to provide "single trigger" change in control payments. The Equity Plan and the Inducement Plan generally provide for the acceleration of vesting of awards granted under each respective plan upon a change in control (as defined in the Equity Plan and the Inducement Plan, as applicable) of the Company only if the acquiring entity does not agree to assume or continue the awards. Under the terms of the Equity Plan and the Inducement Plan, for purposes of determining payouts in connection with or following a change in control, PBRSU performance will be based on applicable performance metrics through the date of the change in control. These provisions generally apply to all holders of awards under the Equity Plan and the Inducement Plan.

Death or Disability – Column (d)

Severance Arrangements in the Event of Death or Disability

Under the terms of the Executive Severance Plan, in the event that an NEO's employment terminates due to "disability," they would be eligible for accelerated vesting of equity awards were granted prior to July 1, 2021 and that would have otherwise become vested pursuant to their ordinary vesting schedule within the 24 months following the employment termination date. If a termination due to "disability" occurs during a performance period with respect to an award of PBRSUs granted prior to July 1, 2021 and scheduled to vest within this 24-month period, such award will be deemed earned assuming achievement of target performance for purposes of determining the number of awards that will become immediately vested. In addition, the NEO would be eligible for the ELTIP Benefits in the event the NEO's employment terminates due to "disability." All continued vesting would be subject to the NEO's execution of a release of claims in favor of the Company and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

Under the terms of the Executive Severance Plan, in the event that an NEO's employment terminates due to death, all outstanding equity awards eligible to continue vesting under the ELTIP would vest on the date of the NEO's death. Any such accelerated vesting with respect to PBRSUs would be based on target achievement of the applicable performance targets.

Pay versus Performance

The following Pay versus Performance table sets forth information regarding the Company's performance and the "compensation actually paid" to our NEOs, as calculated in accordance with SEC disclosure rules:

| Year[1] | Summary Compensation Table Total for PEO[2] ($) | Compensation Actually Paid to PEO[3] ($) | Average Summary Compensation Table Total for Non-PEO NEOs[2] ($) | Average Compensation Actually Paid to Non-PEO NEOs[3] ($) | Value of Initial Fixed $100 Investment Based On:[4] | | Net Income ($ millions) | Revenue[6] ($ millions) |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return[5] ($)		
2022	21,957,922	(87,002,457)	10,367,818	(13,358,744)	66	108	2,419	27,518
2021	32,070,353	13,504,312	14,799,891	10,020,976	174	164	4,169	25,371
2020	23,362,072	191,128,954	9,184,457	50,894,687	217	152	4,202	21,454

1   Mr. Schulman served as the Principal Executive Officer ("PEO") for the entirety of 2022, 2021 and 2020. The Company's other NEOs for the applicable years were as follows:
   • 2022: Messrs. Jorgensen, Rainey, Britto, Auerbach and Karczmer, and Mses. Rabinovitch and Alford.
   • 2021: Messrs. Rainey, Britto and Auerbach and Ms. Louise Pentland.
   • 2020: Messrs. Rainey and Karczmer and Mses. Alford and Pentland.
2   Amounts reported in these columns represent (i) the total compensation reported in the Summary Compensation Table for the applicable year for Mr. Schulman and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's NEOs reported for that applicable year, other than Mr. Schulman, respectively.
3   To calculate compensation actually paid, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Mr. Schulman and for the average of the other NEOs is set forth following the footnotes to this table.
4   Pursuant to SEC rules, the comparison assumes $100 was invested on December 31, 2019. Historical stock price performance is not necessarily indicative of future stock price performance.
5   The Total Shareholder Return Peer Group consists of the companies included in the S&P Software and Services Select Industry Index.
6   As noted in the CD&A, for 2022, the Compensation Committee determined that revenue continued to be key financial metric for the Company's performance and success and driver of stockholder value creation. By using revenue, together with the other performance goals used in our incentive programs, the Compensation Committee believes that the program reflects an appropriate balance with respect to incentivizing top-line growth, profitability and cash flow generation. Revenue is as reported in the Company's 2022 Annual Report on Form 10-K. The Company designates Revenue as the Company-Selected Measure for 2022.

Reconciliation of Compensation Actually Paid Adjustments

Year	Summary Compensation Table Total[1] ($)	(Minus) Grant Date Fair Value of Stock Awards Granted in Fiscal Year[2] ($)	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year[3] ($)	Plus/(Minus) Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years[4] ($)	Plus Fair Value at Vesting of Stock Awards Granted in Fiscal Year that Vested During Fiscal Year[5] ($)	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year[6] ($)	(Minus) Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year[7] ($)	Equals Compensation Actually Paid($)
				Mr. Schulman				
2022	21,957,922	(20,182,730)	6,295,563	(61,560,303)	-	(33,512,909)	-	(87,002,457)
2021	32,070,353	(29,920,381)	25,010,046	(30,072,494)	-	16,416,789	-	13,504,312
2020	23,362,072	(20,957,193)	61,706,781	126,774,395	-	242,899	-	191,128,954
				Other NEOs (Average)[8]				
2022	10,367,818	(8,894,035)	3,444,983	(8,905,483)	-	(5,839,653)	(3,532,373)	(13,358,744)
2021	14,799,891	(13,803,096)	10,435,216	(6,428,838)	-	5,017,803	-	10,020,976
2020	9,184,457	(7,819,391)	22,989,423	26,461,003	-	79,195	-	50,894,687

1   Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the other NEOs, amounts shown represent averages.
2   Represents the grant date fair value of the stock awards granted during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.
3   Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes.
4   Represents the change in fair value during the indicated fiscal year of each stock award that was granted in a prior fiscal year and that remained outstanding and unvested as of the last day of the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

5   Represents the fair value at vesting of the stock awards that were granted and vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.
6   Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.
7   Represents the fair value as of the last day of the prior fiscal year of the stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.
8   See footnote 1 in the Pay versus Performance table above for the NEOs included in the average for each year.

Relationship Between Pay and Performance

We believe the compensation actually paid in each of the years reported above and over the three-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance" as the compensation actually paid fluctuated year over year, primarily due to our stock performance and our varying levels of achievement against pre-established performance goals under the AIP and PBRSU awards. The CD&A describes in detail the Compensation Committee's emphasis on "pay-for-performance" and how our executive compensation program is designed to link executive compensation with the achievement of our financial objectives as well as stockholder value creation. Because our executive compensation program incentivizes and rewards executives primarily through long-term incentives in the form of PBRSU and RSU equity awards, the compensation actually paid is most significantly impacted by changes in our stock price over the vesting period of the awards.







Performance Measures Used to Link Company Performance and Compensation Actually Paid to the NEOs

The following is a list of financial performance measures which, in our assessment, represent the most important financial performance measures used by the Company to link compensation actually paid to the NEOs for 2022: revenue, non-GAAP operating margin, free cash flow and stock price. See the CD&A for a further description of the metrics used in the Company's executive compensation program.

CEO Pay Ratio Disclosure

We are providing the following information about the relationship of the annual total compensation of Mr. Schulman, our CEO, to the median of the annual total compensation of all our employees (other than Mr. Schulman), which we refer to as the "pay ratio." We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2022, our last completed fiscal year, the median of the annual total compensation of all our employees (other than our CEO) was $77,244 and the annual total compensation of our CEO, as reported in the "Total" column of the "2022 Summary Compensation Table" in this proxy statement, was $21,957,922. Based on this information, for 2022, we estimate that the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of all our employees is 284 to 1.

Methodology

PayPal is a global company and operates in over 200 markets around the world. As of December 31, 2022, we employed approximately 29,900 people globally: approximately 40% of them were based in the U.S. and 60% were based outside of the U.S. We strive to create a competitive global compensation program in terms of both each employee's position and the geographic location in which the employee is located. Accordingly, our compensation programs and reward offerings are designed to reflect local market practices across our global operations.

We selected December 31, 2022 (the last day of our fiscal year) as the date for identifying our median employee. As of that date, we compiled compensation information for all of our full-time and part-time employees worldwide (including interns).

For purposes of identifying the median employee from our global employee population, we compared the amount of base salary (including overtime for overtime-eligible employees), allowances, short-term incentives and other bonuses paid during 2022 and the intended grant value related to any long-term incentive equity awards granted during 2022, as reflected in our global human resources and equity management systems. We annualized base salaries for those employees who were not employed for the entire 2022 fiscal year. For employees outside of the U.S., we converted their compensation to U.S. dollars using the applicable exchange rate as of December 30, 2022. We did not include any contractors or workers employed through a third-party provider in our employee population.

The elements in this compensation measure are representative of the principal forms of compensation delivered to our employees. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

Once we identified our median employee, we identified and calculated the elements of that employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $77,244. For the annual total compensation of our CEO, we used the amount reported in the "Total" column of our "2022 Summary Compensation Table" in this proxy statement.

The SEC rules for identifying the median employee allow companies to adopt many different methodologies, such as applying estimates, assumptions, adjustments and exclusions and adopting unique definitions of compensation to identify the median employee and calculate the pay ratio. In light of the differences in how pay ratios may be calculated, neither the median employee's compensation nor the estimated pay ratio reported by other companies may be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

Equity Compensation Plan Information

The following table gives information regarding our equity compensation plans as of December 31, 2022, which we collectively refer to as our Equity Compensation Plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans approved by security holders	19,334,912[1]	—	75,999,726[2]
Equity Compensation Plans not approved by security holders	1,734,998[3]	14.49[4]	3,425,542[5]
TOTAL	21,069,910	14.49	79,425,268

[1] Includes (a) 15,440,169 shares of our common stock issuable pursuant to RSUs under the Equity Plan, (b) 79,595 shares of our common stock issuable pursuant to DSUs under the Equity Plan, (c) 373,509 shares of common stock issuable from outstanding 2022 AIP shares awarded under the 2022 AIP (representing the actual number of shares that were earned based on actual Company performance for the one-year performance period ending December 31, 2022), (d) 1,802,530 shares of our common stock issuable from outstanding PBRSUs awarded under the 2022-2024 PBRSUs (representing the maximum number of shares assuming achievement of maximum performance against target level), (e) 733,484 shares of our common stock issuable from outstanding PBRSUs awarded under the 2021-2023 PBRSUs (representing the maximum number of shares assuming achievement of maximum performance against target level) and (f) 744,579 shares of our common stock issuable from outstanding PBRSUs awarded under the 2020-2022 PBRSUs (representing the actual number of shares that were based on actual Company performance for the three-year performance period ending December 31, 2022). RSUs and DSUs each represent an unfunded, unsecured right to receive shares of Company common stock. The value of RSUs and DSUs varies directly with the price of our common stock.

[2] Includes 46,249,807 shares of our common stock reserved for future issuance under our Amended and Restated Employee Stock Purchase Plan as of December 31, 2022.

[3] Represents (a) 139,444 shares of our common stock to be issued upon exercise of outstanding options assumed in connection with acquisitions, (b) 21,096 shares of our common stock issuable pursuant to RSUs assumed in connection with acquisitions and (c) 1,574,458 shares of our common stock issuable pursuant to RSUs under our Inducement Plan. We do not intend to make further grants of any awards under any equity plan of any acquired company.

[4] Does not include outstanding RSUs.

[5] Represents shares of our common stock reserved for future issuance under our Inducement Plan as of December 31, 2022.

PROPOSAL 3:
Vote to Approve PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated

We are seeking stockholder approval to amend and restate our 2015 Equity Incentive Award Plan (the "Equity Plan") to increase the number of shares of PayPal common stock reserved for issuance under the Equity Plan by an additional 34.6 million shares of PayPal common stock. We believe that our ability to continue offering equity incentive awards under the Equity Plan is critical to our ability to attract, retain and reward employees, non-employee directors and other persons providing services to the Company, particularly in light of the highly competitive market for talent in which we operate.

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board, upon the recommendation of the Compensation Committee, has approved the amended and restated Equity Plan to increase of shares reserved for issuance, subject to stockholder approval, and recommends that our stockholders vote in favor of this proposal at the Annual Meeting. This proposal is also being submitted to our stockholders in compliance with Nasdaq listing standards concerning stockholder approval of equity compensation plans and/or material revisions to these plans.

If our stockholders approve this proposal, the amended and restated Equity Plan will become effective as of the date of stockholder approval, and the 34.6 million additional shares, minus the number of any shares subject to an equity award granted under the PayPal Holdings, Inc. 2022 Inducement Plan (the "Inducement Plan") after the Record Date but prior to the date of stockholder approval, will be available for grant under the Equity Plan. In addition, if our stockholders approve the amended and restated Equity Plan, as presented in this proposal, we will cease granting new awards under the Inducement Plan, and the 2,918,665 shares that were available for grant under the Inducement Plan as of March 30, 2023 would no longer be available for issuance as of the date of the stockholder approval. If our stockholders do not approve this proposal, the amended and restated Equity Plan and the additional shares reserved for issuance will not take effect, and our Equity Plan and the Inducement Plan will continue to be administered in their current form.

Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the Equity Plan. References to the Equity Plan in the remainder of this discussion refer to the amended and restated Equity Plan as if this proposal has been approved by our stockholders, unless otherwise specified or the context otherwise references the Equity Plan prior to it being amended and restated.

Increasing the Number of Shares Reserved for Issuance under the Equity Plan

Background

The Equity Plan was initially adopted by the Board in June 2015 and approved by eBay Inc. as the Company's sole stockholder at that time. At our 2018 annual meeting of stockholders held in May 2018, our stockholders approved an amendment and restatement of the Equity Plan which, among other items, increased the number of shares reserved for issuance under the Equity Plan to 145 million shares.

Shares Available for Future Awards

As of March 30, 2023, 12,810,813 shares remained available for grant under the Equity Plan. The Board believes that additional shares are necessary to meet the Company's anticipated equity compensation needs. Following the proposed share increase, we expect that shares under the Equity Plan will last approximately one to two years. This estimate is based on our average burn rate over the past three years, excluding awards granted in substitution of acquired company awards, as described below. The actual amount of time that these new shares will last will vary depending on factors such as changes in employee headcount, future forfeitures and cancellations, future acquisitions and our stock price.

Reasons for Voting for the Proposal

Long-Term Equity is a Key Component of our Compensation Program

Our comprehensive equity incentive program is designed to enable the Company to attract, retain and reward our employees, non-employee directors and other persons providing services to the Company and its subsidiaries. The Board also believes that equity compensation is essential to link executive compensation with long-term stockholder value creation. Equity compensation represents a significant portion of the compensation package for our key employees, including a significant portion of the AIP granted to our NEOs. Our equity awards generally vest over several years, and the value ultimately realized from these awards depends on the value of our shares at the time of vesting. We strongly believe that granting equity awards motivates employees to think and act like owners, rewarding them when value is created for stockholders.

We Manage Our Equity Incentive Program Thoughtfully

We manage our long-term stockholder dilution by closely managing the number of equity awards granted annually and regularly engaging with our compensation consultant. We grant what we believe is an appropriate amount of equity necessary to attract, reward and retain employees. Our three-year average burn rate, which we define as the number of shares subject to equity awards granted under the Equity Plan in a fiscal year divided by the weighted average shares outstanding for that fiscal year, was 0.98% for fiscal years 2020 through 2022. After factoring in the Inducement Plan, which was adopted in 2022, our 2022 burn rate was 1.43%.

As of March 30, 2023, equity awards outstanding under the Equity Plan were: (a) 24,813,135 RSUs, (b) 46,151 DSUs, (c) 5,001,052 PBRSUs (including under our 2023 AIP) based on target performance. As of March 30, 2023, equity awards outstanding under the Inducement Plan were 2,035,116 RSUs and 40,128 PBRSUs (including under our 2023 AIP) based on target performance. An additional 113,480 options and 42,394 RSUs were outstanding that had been assumed in connection with mergers and other corporate transactions as of March 30, 2023.

As of March 30, 2023, we had 32,091,456 shares outstanding under the Equity Plan. Accordingly, excluding our employee stock purchase plan, our approximately 29,860,338 outstanding shares underlying awards plus approximately 12,810,813 shares available for future grant under the Equity Plan as of March 30, 2023 represented approximately 43% of our shares outstanding (commonly referred to as the "overhang").

As of March 30, 2023, the average weighted per share exercise price of all outstanding stock options (which, in all cases were assumed in connection with mergers and other corporate transactions) was $13.05 and the weighted average remaining contractual term was 1.16 years.

The Equity Plan Incorporates Good Compensation and Governance Practices Designed to Protect Stockholder Interests

What We Do		
Administered by 100% independent Compensation Committee	✔	The Equity Plan is administered by the Compensation Committee of the Board, which is comprised entirely of independent non-employee directors.
Minimum vesting for equity awards	✔	The Equity Plan provides that no portion of any award granted under the Equity Plan may vest before the one-year anniversary of the date of grant. The foregoing is subject to a 5% carve-out, as discussed in further detail below, and does not restrict the Compensation Committee's ability to provide for accelerated vesting upon a termination of employment.
Required stockholder approval for additional shares	✔	The Equity Plan does not contain an annual "evergreen" provision but instead reserves a fixed maximum number of shares for issuance, which can only be increased with stockholder approval.
Share counting provisions	✔	In general, when awards granted under the Equity Plan expire or are canceled without having been fully exercised, or are settled in cash, the shares reserved for those awards are returned to the share reserve and become available for future awards. If shares are tendered to us or withheld by us to satisfy an award's tax withholding obligations or pay a stock option's or stock appreciation right's exercise price, those shares do not become available for future awards.
Full-value awards count more heavily in reducing the Equity Plan share reserve	✔	The Equity Plan uses a "fungible share" concept, under which stock options and stock appreciation rights reduce the share reserve on a 0.5 for 1 basis, and full-value awards, such as restricted stock, restricted stock units, performance units and performance shares reduce the share reserve on a one for one basis.
Annual limits on nonemployee director awards	✔	The Equity Plan limits the value of equity that may be granted under non-employee director awards each fiscal year.

What We Don't Do		
Explicit prohibition on repricing without stockholder approval	✖	The Equity Plan prohibits the repricing, cash-out or other exchange of underwater stock options and stock appreciation rights without prior stockholder approval.
No discounted stock options or stock appreciation rights	✖	The Equity Plan requires that stock options and stock appreciation rights issued under it must have an exercise price equal to at least the fair market value of a share on the date the award is granted, except in certain situations in which we are assuming or replacing options granted by another company that we are acquiring.
No dividends paid on awards prior to vest and no dividend equivalents on options or stock appreciation rights	✖	The Equity Plan provides that dividends credited or payable or dividend equivalents in connection with any award granted under the Equity Plan are subject to the same restrictions as the underlying award and will not be paid until the underlying award vests. Further, no dividend equivalents are payable with respect to options or stock appreciation rights.
Limited transferability and no share pledging	✖	In general, awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, unless otherwise approved by the Board or a committee of the Board administering the Equity Plan.
No tax gross-ups	✖	The Equity Plan does not provide for any tax gross-ups.

Summary of the Equity Plan

The following is a summary of the operation and principal features of the Equity Plan. The summary is qualified in its entirety by reference to the Equity Plan as set forth in Appendix B.

Purpose

The Compensation Committee and the Board believe that it is in the best interests of the Company and its stockholders to provide, through the Equity Plan, a comprehensive equity incentive program designed to enable the Company to attract, retain and reward employees, non-employee directors and other persons providing services to the Company. The Board also believes that equity compensation is essential to link executive compensation with long-term stockholder value creation. Equity compensation represents a significant portion of the compensation package for our key employees. We strongly believe that granting equity awards motivates employees to think and act like owners, rewarding them when value is created for stockholders.

Authorized Shares

Under the Equity Plan, 145 million shares are authorized for issuance. We are asking our stockholders to approve an additional 34.6 million shares to be available for issuance under the Equity Plan, which will increase the aggregate number of shares authorized under the Equity Plan to 179.6 million. As of March 30, 2023, we had approximately 12,810,813 shares available for issuance under the Equity Plan. Based solely on the closing price of the Company's common stock, as reported on the Nasdaq on March 30, 2023, which was $74.39 per share, the maximum aggregate market value of the 12,810,813 shares that could be issued under the Equity Plan is $952,996,379.

Share Reserve Reduction and Share Recycling

Any shares subject to stock options or stock appreciation rights are counted against the Equity Plan share reserve as 0.5 share for every one share subject to the award. Any shares subject to awards granted under the Equity Plan other than options or stock appreciation rights (i.e., full value awards, including restricted stock, restricted stock units, performance units and performance shares) are counted against the Equity Plan share reserve as one share for every one share subject thereto.

If any award granted under the Equity Plan expires or becomes unexercisable without having been exercised in full, is surrendered or is forfeited to or repurchased by the Company due to failure to vest, the unpurchased, forfeited or repurchased shares subject to such award become available for future grant or sale under the Equity Plan.

Shares used to satisfy tax withholding obligations relating to an award or pay the exercise price or purchase price of an option or stock appreciation right do not become available for future issuance under the Equity Plan.

Adjustments to Shares Subject to the Equity Plan

Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend, or certain recapitalizations, may affect the price of our shares (these transactions are collectively referred to as "equity restructurings"). In the event that an equity restructuring occurs, the Compensation Committee or the Board will equitably adjust the class of shares issuable and the maximum number of shares of our stock subject to the Equity Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, and will also equitably adjust outstanding awards as to the class, number of shares and price per share of our stock. Other types of transactions may also affect our shares, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is a transaction which is not an equity restructuring, and the Compensation Committee or the Board determines that an adjustment to the plan and any outstanding awards would be appropriate to prevent any dilution or enlargement of benefits under the Equity Plan, the Compensation Committee or the Board will equitably adjust the Equity Plan as to the class of shares issuable and the maximum number of shares of our stock subject to the Equity Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, and will also adjust any outstanding awards as to the class, number of shares and price per share of our stock in such manner as it may deem equitable.

Administration

The Compensation Committee has the exclusive authority to administer the Equity Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards, the acceleration or waiver of any vesting restriction and the authority to delegate such administrative responsibilities.

To the extent permitted by applicable law, the Compensation Committee may delegate to a committee of one or more of our directors or one or more of our officers the authority to grant or amend awards to participants other than our executives who are subject to Section 16 of the Exchange Act. Pursuant to this provision, our Compensation Committee's current practice is to delegate to our Chief Executive Officer, in his capacity as a Board member, the authority to determine and make individual grants to our employees who are not subject to Section 16 of the Exchange Act.

Unless otherwise determined by the Board, the Compensation Committee will consist solely of two or more members of the Board, each of whom is a non-employee director under the Exchange Act, and an "independent director" under the rules of Nasdaq (or other principal securities market on which shares of our common stock are traded).

Eligibility

Awards may be granted to employees, directors and consultants of the Company and employees and consultants of any subsidiary of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any subsidiary corporation of the Company. As of March 30, 2023, there were approximately 29,000 employees, including 6 executive officers, 11 non-employee directors and 14,800 consultants eligible to be granted awards under the Equity Plan. While consultants to the Company are eligible to participate in the Equity Plan, as of March 30, 2023, the Company has not granted any equity awards to any consultants and the Company's current practice is to not grant equity awards to consultants.

Stock Options

Stock options, including incentive stock options as defined under Section 422 of the Code and non-qualified stock options, may be granted pursuant to the Equity Plan. The option exercise price of all stock options granted pursuant to the Equity Plan will not be less than 100% of the fair market value of a share on the date of grant. Stock options may be exercised as determined by the Compensation Committee, but in no event may a stock option have a term extending beyond ten years from the date of grant.

Notwithstanding the foregoing, incentive stock options granted to any person who owns, as of the date of grant, stock possessing more than ten percent of the total combined voting power of all classes of our stock will have an exercise price that is not less than 110% of the fair market value of a share on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. The aggregate fair market value of a share with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000 or such other amount as the Code provides.

The Compensation Committee has the authority to determine the methods by which an option holder may pay the exercise price of an option or the related taxes, including, without limitation: (1) cash, (2) shares (including, in the case of payment of the exercise price of an award, shares issuable pursuant to the exercise of the award) having a fair market value on the date of delivery equal to the aggregate payments required or (3) other property acceptable to the Compensation Committee (including through the delivery of a notice that the award holder has placed a market sell order with a broker with respect to shares then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to us upon settlement of that sale). No participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act will be permitted to pay the exercise price of an option in any method which would violate the prohibitions on loans made or arranged by us as set forth in Section 13(k) of the Exchange Act.

Restricted Stock Awards

Restricted stock may be granted pursuant to the Equity Plan. A restricted stock award is the grant of shares at a price, if any, determined by the Compensation Committee, that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment and/or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares; provided, however, that any dividends will be subject to the same vesting conditions as the underlying shares of restricted stock. The restrictions will lapse in accordance with a schedule or other conditions determined by the Compensation Committee.

Restricted Stock Units

RSUs may be granted pursuant to the Equity Plan. An RSU award provides for the issuance of common stock at a future date upon the satisfaction of specific performance conditions as set forth in the applicable award agreement and/or subject to continuing employment as set forth in the applicable award agreement. The vesting and maturity dates will be established at the time of grant and may provide for the deferral of receipt of the common stock beyond the vesting date. On or following the maturity date, we will transfer to the participant one unrestricted, fully transferable share of common stock for each RSU scheduled to be paid out and not previously forfeited (subject to applicable tax withholding requirements).

Stock Appreciation Rights

Stock appreciation rights ("SARs") may be granted pursuant to the Equity Plan. The exercise price of all SARs granted pursuant to the Equity Plan will not be less than 100% of the fair market value of a share on the date of grant. SARs may be exercised as determined by the Compensation Committee, but in no event may an SAR have a term extending beyond ten years from the date of grant.

Additional Awards

The other types of equity awards that may be granted under the Equity Plan include performance share units, performance shares, deferred stock units, dividend equivalents and other stock-based awards. Notwithstanding anything in the Equity Plan to the contrary, dividend equivalents will be subject to the same vesting conditions as the underlying awards to which the dividend equivalents relate. No dividend equivalents may be payable with respect to stock options or SARs.

Performance Bonus Awards

Performance bonus awards may be granted pursuant to the Equity Plan. Performance bonus awards are cash bonuses payable upon the attainment of pre-established performance goals based on established performance criteria. The goals are established and evaluated by the Compensation Committee and may relate to performance over any periods as determined by the Compensation Committee.

Performance-Based Awards

The Compensation Committee may grant performance-based awards under the Equity Plan. Under the Equity Plan, these performance-based awards may be either equity awards or performance bonus awards. Participants are entitled to receive payment for a performance-based award for any given performance period only to the extent that pre-established performance goals set by the Compensation Committee for the period are satisfied.

Pre-established performance goals may include, without limitation, any one or more of the following types of performance criteria:

- trading volume;
- users;
- customers;
- total payment volume;
- revenue;
- operating income;
- EBITDA and/or net earnings (either before or after interest, taxes, depreciation and amortization);
- net income (either before or after taxes);
- earnings per share;
- earnings as determined other than pursuant to GAAP;
- multiples of price to earnings;
- multiples of price/earnings to growth;
- return on net assets;
- return on gross assets;
- return on equity;
- return on invested capital;
- stock price;
- cash flow (including operating cash flow and free cash flow);
- net or operating margins;
- economic profit;

- stock price appreciation;
- total stockholder returns;
- employee productivity;
- market share;
- volume;
- customer satisfaction metrics;
- net sales;
- expense levels;
- regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents, passing pre-approval inspections (whether of the Company or third parties));
- gross or cash margins;
- sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions;
- implementation, completion or attainment of objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel;

PROPOSAL 3: VOTE TO APPROVE PAYPAL HOLDINGS, INC. 2015 EQUITY INCENTIVE AWARD PLAN, AS AMENDED AND RESTATED
Increasing the Number of Shares Reserved for Issuance under the Equity Plan

PROXY STATEMENT

- financing and other capital raising transactions (including sales of the Company's equity or debt securities, factoring transactions);
- product revenue growth;
- gross profit;
- financial ratios, including those measuring liquidity, activity, profitability or leverage, cost of capital or assets under management;
- strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property, establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors);

- co-development, co-marketing, profit sharing, joint venture or other similar arrangements;
- economic value-added models or equivalent metrics;
- debt reduction;
- reductions in costs;
- year-end cash;
- working capital levels, including cash, inventory and accounts receivable;
- research and development achievements;
- operating efficiencies; and
- employee engagement/satisfaction metrics.

Any of the above criteria may be measured with respect to us, or any subsidiary, affiliate, or other business unit of ours, either in absolute terms, terms of growth, or as compared to any incremental increase and as compared to results of a peer group, and may be calculated on a pro forma basis or in accordance with GAAP. The Compensation Committee defines the manner of calculating the performance criteria it selects to use for such awards. With regard to a particular performance period, the Compensation Committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. Unless otherwise provided in an award agreement, to be eligible for a performance-based award for any period, a participant will have to be employed by or providing services to the Company on the date the performance-based award is paid.

Limitations on Awards to Individual Participants

The maximum number of shares that may be subject to one or more awards granted to any one participant pursuant to the Equity Plan during any calendar year is 2,000,000 shares, and the maximum amount that may be paid in cash to any employee during any calendar year with respect to any performance-based award is $3 million. The maximum value of awards granted to non-employee directors pursuant to the Equity Plan during any fiscal year is $600,000; provided, however, that the limit set forth in this sentence (a) is increased to $1,200,000 in the fiscal year in which a non-employee director commences service on the Board and (b) does not apply to awards made pursuant to a non-employee director's election to receive an award in lieu of all or a portion of a cash retainer for service on the Board or any committee thereunder.

Prohibition on Repricing

Except for adjustments described in "Adjustments to Shares Subject to the Equity Plan" above, the Compensation Committee will not, without stockholder approval, authorize the amendment of any outstanding award to reduce its purchase price per share, the replacement or substitution of any award for an award having a lesser purchase price per share, or an offer to purchase any previously granted option or stock appreciation right for a payment in cash when the per share exercise price exceeds the Fair Market Value of the underlying share.

Minimum Vesting

Subject to the acceleration of vesting as permitted under the terms of the Equity Plan, no portion of any award granted under the Equity Plan will vest before the one-year anniversary of the date of grant, except that awards that result in the issuance to one or more participants of up to 5% of the shares of common stock which may be issued or transferred under the Equity Plan may be granted without regard to such minimum vesting provisions.

Awards Subject to Clawback

Any incentive awards granted under the Equity Plan, and any cash or property delivered pursuant to incentive awards, are subject to forfeiture, recovery, or other action by PayPal as necessary for compliance with any Company policy or as required by law.

Transferability of Awards

Awards granted under the Equity Plan generally are not transferable, and all rights with respect to an award granted to a participant generally will be available during a participant's lifetime only to the participant (or the participant's guardian or legal representative).

Change in Control

A "change in control" generally means a transaction in which any person or group acquires more than 50% of our voting securities, a change in a majority of the Board over a two-year period that is not approved by at least two-thirds of the incumbent Board members, a sale or other disposition of all or substantially all of our assets, a merger or consolidation in which we are not the surviving corporation or a reverse merger in which we are the surviving corporation but the shares of our stock outstanding immediately preceding the merger are converted by virtue of the merger into other property or the Company's stockholders approval of a liquidation or dissolution of the Company.

Outstanding awards do not automatically terminate in the event of a change in control. In the event of a change in control, any surviving corporation or acquiring corporation must either assume or continue outstanding awards or substitute similar awards. Otherwise, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) will be accelerated in full and all forfeiture restrictions on such awards will lapse. The unexercised portion of all outstanding awards may terminate upon the change in control.

If a change in control occurs during a performance period with respect to an outstanding award that vests based on performance goals or other performance-based objectives, the performance period of the award will end as of the date of the change in control and the performance goals will be deemed to have been satisfied at the actual level of performance as of the date of the change in control, as determined by the Compensation Committee as constituted immediately prior to the change in control, without proration, and such award, to the extent deemed earned by the Compensation Committee, will continue to be subject to time-based vesting following the change in control in accordance with the original vesting schedule; provided, however, that if the awards are not converted, assumed or replaced by a successor entity, then immediately prior to the change in control, such award will become fully vested, as described in the paragraph above.

Termination or Amendment

The Equity Plan will automatically terminate ten years from the most recent approval of the Equity Plan by the Company's stockholders, unless terminated at an earlier time by the Administrator. The Administrator may terminate or amend the Equity Plan at any time, subject to stockholder approval for any amendment (i) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, (ii) to increase the number of shares available under the Equity Plan, (iii) to permit the Compensation Committee or the Board to grant options with a price below fair market value on the date of grant or (iv) to extend the exercise period for an option or stock appreciation right beyond ten years from the date of grant. No termination or amendment of the Equity Plan may adversely affect in any material respect any Award previously granted pursuant to the Equity Plan without the prior written consent of the participant.

Summary of U.S. Federal Income Tax Consequences

The following is a general summary under current law of the material federal income tax consequences to participants in the Equity Plan under U.S. law. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes and taxes imposed by jurisdictions outside the U.S., are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

Section 162(m) of the Code

Section 162(m) of the Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation's chief executive officer, chief financial officer and certain of the corporation's current and former executive officers.

Stock Options

A participant will not recognize taxable income at the time an option is granted and the Company (or, if applicable, the employer subsidiary) will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable

PROPOSAL 3: VOTE TO APPROVE PAYPAL HOLDINGS, INC. 2015 EQUITY INCENTIVE AWARD PLAN, AS AMENDED AND RESTATED
Increasing the Number of Shares Reserved for Issuance under the Equity Plan

PROXY STATEMENT

as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a nonqualified stock option equal to the excess of the fair market value of the shares purchased over their purchase price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for at least two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company (or, if applicable, the employer subsidiary) will not be entitled to any deduction. If, however, such shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (i) the amount realized upon that disposition and (ii) the excess of the fair market value of those shares on the date of exercise over the purchase price, and the Company (or, if applicable, the employer subsidiary) will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Stock Appreciation Rights

A participant will not recognize taxable income at the time SARs are granted and the Company (or, if applicable, the employer subsidiary) will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company. This amount is deductible by the Company (or, if applicable, the employer subsidiary) as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Other Stock-Based Awards

A participant will not recognize taxable income at the time restricted stock (including performance-based restricted stock) is granted and the Company (or, if applicable, the employer subsidiary) will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by the Company (or, if applicable, the employer subsidiary) as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

A participant will not recognize taxable income at the time a RSU (including a performance-based RSU) is granted and the Company (or, if applicable, the employer subsidiary) will not be entitled to a tax deduction at that time. Upon settlement of RSUs, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company. The amount of ordinary income recognized is deductible by the Company (or, if applicable, the employer subsidiary) as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Dividend Equivalents

In general, dividend equivalents are generally taxable as ordinary income when the participant receives a payout of the dividend equivalent, and the Company generally will be entitled to a tax deduction at the same time and in the same amount.

Other Cash-Based Awards

A participant who receives an other cash-based award will realize compensation taxable as ordinary income in an amount equal to the cash paid at the time of such payment. Income tax withholding requirements generally apply to amounts that are recognized as ordinary income and the Company generally will be entitled to a deduction in the same amount and at the same time that the participant recognizes ordinary income.

The tax consequences for equity awards outside of the U.S. may differ significantly from the U.S. federal income tax consequences described above.

New Plan Benefits

No awards made under the Equity Plan prior to the date of the Annual Meeting were granted subject to stockholder approval of this Proposal 3. The future awards to be made under the Equity Plan are subject to the discretion of the Compensation Committee and therefore are not determinable at this time. Moreover, the number of shares that would be earned with respect to any grant may vary based on the achievement of any applicable performance goals, which is not determinable at this time.

The Equity Plan authorizes the grant of discretionary awards to non-employee directors, the terms and conditions of which are determined by the Compensation Committee. Historically, our non-employee directors have received annual equity grants under our equity incentive plans. Under our 2022 Independent Director Compensation Policy, our non-employee directors receive annual equity grants promptly following the date of each annual stockholders meeting in the form of fully vested stock payment awards with a dollar value equal to $275,000, and with respect to the Non-Executive Board Chair, an additional fully vested stock payment award with a dollar value equal to $87,500. In addition, our non-employee directors may elect to receive their annual retainers in the form of fully vested stock awards.

Awards Granted under the Equity Plan

The Company's NEOs and members of the Board will be eligible to receive grants under the Equity Plan and therefore have an interest in this Proposal.

Because grants under the Equity Plan to participants are within the discretion of the Compensation Committee (or its delegate), it is not possible to determine the grants that will be made to participants under the Equity Plan.

The Equity Plan authorizes the grant of discretionary awards to non-employee directors, the terms and conditions of which are determined by the Compensation Committee. Historically, our non-employee directors have received annual equity grants under our equity incentive plans. Under our current Independent Director Compensation Policy, our non-employee directors receive annual equity grants promptly following the date of each annual stockholders meeting in the form of fully vested stock payment awards with a dollar value equal to $275,000, and with respect to the Non-Executive Board Chair, an additional fully vested stock payment award with a dollar value equal to $87,500. In addition, our non-employee directors may elect to receive their annual retainers in the form of fully vested stock awards.

The following table sets forth information with respect to the number of shares subject to equity awards previously granted under the Equity Plan since its inception through March 30, 2023 for certain individuals:

Name of Individual or Group	Number of Options Granted (#)	Number of Shares Subject to Stock Awards (#)
2022 NEOs:		
Daniel H. Schulman	30,485	2,482,269
Blake Jorgensen	—	8,827
John Rainey	87,390	897,288
Gabrielle Rabinovitch	—	294,101
Jonathan Auerbach	—	561,153
Mark Britto	—	404,733
Aaron Karczmer	—	596,582
Peggy Alford	—	414,976
All current executive officers as a group	30,485	4,527,752
All current non-employee directors as a group	—	489,610
Associate of any such directors, executive officers or nominees	—	—
Other persons who received or is to receive 5% of such options or rights	—	—
All employees as a group (excluding executive officers)	428,653	111,643,084

✅ THE BOARD RECOMMENDS A **VOTE FOR** PROPOSAL 3.

 

PROPOSAL 4:
Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2023

The ARC Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor.

The ARC Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditor for 2023. PwC has served as the independent auditor for PayPal, Inc., a wholly-owned, direct subsidiary of the Company, since 2000, and as the Company's independent auditor since it became an independent public company in July 2015. The Board and the ARC Committee believe that the continued retention of PwC to serve as our independent auditor is in the best interests of the Company and our stockholders. Accordingly, we are asking our stockholders to ratify the selection of PwC as our independent auditor for 2023. Although ratification is not legally required, we are submitting the appointment of PwC for ratification by our stockholders because we value our stockholders' views on the Company's independent auditors and as a matter of good corporate practice. We expect that a representative of PwC will attend the Annual Meeting, have an opportunity to make a statement if they choose and be available to respond to appropriate questions.

If stockholders do not ratify the appointment, the ARC Committee will reconsider the appointment of our independent auditor. Even if the appointment is ratified, the ARC Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be appropriate.

> ✓ THE BOARD AND THE ARC COMMITTEE RECOMMEND A **VOTE FOR** PROPOSAL 4.

ARC Committee Report

The ARC Committee operates under a written charter adopted by the Board and reviewed annually. The ARC Committee consists of the seven directors named below. Each member of the ARC Committee meets the independence requirements of Nasdaq and the SEC, and otherwise satisfies the requirements for audit committee service imposed by the Exchange Act. In addition, the Board has determined that each of Mr. Moffett and Ms. Messemer is an "audit committee financial expert" as defined by applicable SEC rules.

The ARC Committee provides assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of its financial statements;
- The independent auditor's qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing this ARC Committee report;
- PayPal's overall risk framework and risk appetite framework; and
- PayPal's compliance with legal and regulatory requirements.

The ARC Committee relies on the expertise and knowledge of management, the internal audit department and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation and integrity of PayPal's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PayPal's independent auditor, PwC, is responsible for performing an audit of PayPal's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles in the U.S. The independent auditor is also responsible for expressing an opinion on the effectiveness of PayPal's internal control over financial reporting.

During 2022 and early 2023, among other things, the ARC Committee:

- Reviewed and discussed with management and the independent auditor the Company's quarterly earnings press releases, financial statements and related periodic reports prior to filing with the SEC;

- Reviewed and discussed with executive management, the internal audit team and the independent auditor the scope, adequacy and effectiveness of the Company's internal accounting and financial reporting controls and the independent auditor's opinion on the effectiveness of the Company's internal control over financial reporting;

- Monitored and evaluated the independent auditor's qualifications, performance, internal quality control procedures and independence on an ongoing basis;

- Reviewed and discussed with management, the independent auditor and, as appropriate, the chief accounting officer, the audit scope, any significant matters arising from any audit and the audit plans of both the internal audit department and the independent audit;

- Reviewed and discussed the Company's enterprise-wide risk management program and overall risk management framework, including policies and practices established by management to identify, assess, measure and manage key current and emerging risks facing the Company;

- Reviewed and discussed the Company's enterprise-wide compliance program and global financial crimes program, including compliance risks, management actions on significant compliance matters, progress of major compliance initiatives and reports concerning the Company's compliance with applicable laws and regulations;

- Reviewed with the General Counsel and Chief Risk and Compliance Officer, as applicable, any significant legal, compliance or regulatory matters that could have a material impact on the Company's financial statements, business or compliance policies, including material notices to or inquiries received from governmental agencies;

- Reviewed and discussed with the independent auditor and management the audited financial statements in the Company's 2022 Annual Report on Form 10-K, including a discussion of the critical audit matters identified by the independent auditor, the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments and estimates and the clarity of the disclosures in the financial statements; and

- Held separate executive sessions with the independent auditor, the internal audit department, the internal Sarbanes-Oxley Act of 2002 ("SOX") team and executive management to enable them to discuss legal, accounting, auditing and internal controls matters privately with the ARC Committee.

The ARC Committee has discussed with PwC the matters required to be discussed by the requirements of the PCAOB and the SEC. In addition, the ARC Committee has discussed with PwC its independence from PayPal and its management, received the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditor's communications with the ARC Committee concerning independence and considered whether PwC's provision of non-audit services was compatible with maintaining the independent auditor's independence.

As provided in its charter, in addition to evaluating PwC's independence, the ARC Committee assessed PwC's performance as independent auditor during 2022. As part of its annual, comprehensive review of PwC to determine whether to re-appoint the firm for the following fiscal year, the ARC Committee reviews a variety of indicators of audit quality including: the quality and candor of PwC's communications with the ARC Committee and management; the quality and efficiency of the services provided, including input from management on PwC's performance and how effectively PwC demonstrates its independent judgment, objectivity and professional skepticism; external data on audit quality and performance, including recent PCAOB reports on PwC and its peer firms; PwC's global capabilities, technical expertise and knowledge of the Company's global operations, accounting policies and practices and internal control over financial reporting; the appropriateness of PwC's fees; PwC's tenure as the Company's independent auditor; and the controls and procedures in place to maintain PwC's independence. As a result of its evaluation, the ARC Committee concluded that the appointment of PwC as the Company's independent auditor for the fiscal year ending December 31, 2023 is in the best interests of the Company and its stockholders.

Based on the ARC Committee's reviews and discussions described above, the ARC Committee recommended to the Board that the consolidated audited financial statements be included in PayPal's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

The ARC Committee of the Board

David M. Moffett (Chair)
Rodney C. Adkins
Belinda J. Johnson
Enrique Lores
Deborah M. Messemer
Ann M. Sarnoff
Frank D. Yeary

PROPOSAL 4: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT AUDITOR FOR 2023
Audit and Other Professional Fees

PROXY STATEMENT

Audit and Other Professional Fees

The following table provides information about fees for services provided by PwC (in thousands):

	Year Ended December 31,	
	2022 ($)	2021 ($)
Audit Fees	15,227	14,298
Audit-Related Fees	887	865
Tax Fees	3	67
All Other Fees	17	17
TOTAL	16,134	15,247

"Audit Fees" include fees for services provided in connection with the audit of our annual financial statements, the review of our quarterly financial statements included in our quarterly reports on Form 10-Q, the audit of internal control over financial reporting, comfort letters, consents, statutory audits, discussions surrounding the proper application of financial accounting and/ or reportable standards and audit services provided in connection with other regulatory or statutory filings for which we have engaged PwC.

"Audit-Related Fees" are fees for assurance and related services that are reasonably associated with the performance of the audit or review of our consolidated financial statements or internal control over financial reporting and are not included in "Audit Fees." These services primarily include fees for procedures in connection with our Service Organizational Control ("SOC") reports.

"Tax Fees" are fees for tax services, including transfer pricing consulting, tax planning and advice and tax compliance.

"All Other Fees" are fees for permitted services performed by PwC that do not meet the "Audit Fees," "Audit-Related Fees" or "Tax Fees" category description. These services primarily include fees for software licenses.

The ARC Committee has determined that the provision of the non-audit services listed above is compatible with PwC's independence.

ARC Committee Pre-Approval Policy

The ARC Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the ARC Committee pre-approves all audit and permissible non-audit services to be provided by PwC. These services may include audit services, audit-related services, tax services and other services. Pre-approval of services is generally provided for a period of up to one year, detailed as to the particular service or category of services and subject to a specified budget. PwC is required to report periodically to the ARC Committee regarding the extent of services provided in accordance with each pre-approval and the fees for such services provided to date. The ARC Committee may also pre-approve particular services on a case-by-case basis.

PROPOSAL 5:
Stockholder Proposal – Provision of Services in Conflict Zones

Harrington Investments, Inc. ("Harrington"), whose address is 1001 2nd Street, Suite 325, Napa, CA 94559, has advised the Company that it intends to present the following stockholder proposal at the Annual Meeting. Harrington has indicated that it holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement (including footnotes) appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 5 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

Whereas:

Our Company's mission statement affirms "We believe that full participation in the global economy is a right, not a privilege. We have an obligation to empower people to exercise this right and improve financial health."[1] Elsewhere it reinforces the notion that "affordable and convenient financial services should be a right for all rather than a privilege for the few."

Our Company describes "Who We Are" by stating "Our mission is to democratize financial services to ensure that everyone, regardless of background or economic standing, has access to affordable, convenient, and secure products and services to take control of their financial lives."

Our Company states "We are available in more than 200 countries/regions supporting 25 currencies. Send and receive payments easily over borders and language barriers. We're here for you, wherever you are."[2] This includes service to over 425 million customers, including operations in high-conflict countries such as Yemen and Somalia and heavily-sanctioned countries such as Russia.

In this context, we are troubled by years of reliable reports[3] that individuals with Palestinian bank accounts cannot use PayPal to send or receive money while individuals living in a similar location but with accounts at other banks have full access to Paypal services.

The US Treasury states that transactions with private Palestinian companies and individuals are authorized, stating "prohibitions are not territorial in nature."[4]

Visa, Mastercard, and Western Union services have been available for years to these customers[5] and Palestinian banks are part of SWIFT,[6] the global system for secure cross-border payments. In 2021, PayPal's largest competitor, Apple Pay, started operating in Palestine.

Applying a restriction indiscriminately to all residents with Palestinian bank accounts limits our company's ability to expand its business to more than two million potential customers,[7] and impairs the development of business opportunities for the local 150,000 small and medium enterprises.[8] This limits opportunities for Palestinians to access livelihood and work opportunities.

It also hinders economic development in conflict with the company's own Code of Business Conduct & Ethics, which states that the company respects "the rights enshrined in the Universal Declaration of Human Rights and work[s] to align [its] efforts with the U.N. Guiding Principles on Business and Human Rights and other international standards."[9]

1   https://s201.q4cdn.com/346340278/files/doc_downloads/2022/Code-of-Business-Conduct-Ethics-2022_External.pdf
2   https://www.paypal.com/webapps/mpp/country-worldwide?roistat_visit=285623
3   https://techcrunch.com/2016/09/09/paypal-brushes-off-request-from-palestinian-tech-firms-to-access-theplatform/ https://www.reuters.com/world/middle-east/palestinians-urge-paypal-offer-services-west-bank-gaza-2021-10-21/
4   https://home.treasury.gov/policy-issues/financial-sanctions/sanctions-programs-and-country-information/counter-terrorism-sanctions/palestinian-authority
5   https://www.reuters.com/world/middle-east/palestinians-urge-paypal-offer-services-west-bank-gaza-2021-10-21/
6   https://www.bankofpalestine.com/en/personal/transfers/swift
7   https://thisweekinpalestine.com/the-banking-sector-in-palestinen
8   https://www.mdpi.com/2227-7099/10/10/247
9   PayPal, Code of Business Conduct & Ethics (2022) p.47.

RESOLVED:

Shareholders request that the Board establish a policy that ensures that people in conflict zones, such as in Palestine, do not suffer discriminatory exclusion from the company's financial services, or alternatively, if the company chooses not to establish this policy, provide an evaluation of the economic impact the policy of exclusion has on the affected populations as well as the company's finances, operations and reputation.

PayPal's Statement in Opposition

 **PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

Consistent with PayPal's mission to democratize financial services, our aspiration is for everyone to have access to our services, subject to our ability to properly meet customer needs, mitigate risk, address regulatory and compliance requirements and optimize resource allocation.

While we offer services in more than 200 global markets, the scope of our product offerings differs significantly across markets. In the majority of the markets in which we provide services, we enable consumers to buy from merchants in other countries. In select markets we offer a broader suite of services, including domestic payment solutions.

In evaluating opportunities for new market entry, we balance the potential market opportunity and anticipated customer demand against associated costs, risks, regulatory requirements, required partner relationships and the competitive landscape, among other factors.

PayPal remains committed to executing against our strategic priorities and roadmap and to appropriately evaluating opportunities for geographic expansion and product innovation to identify the highest impact opportunities for our company. We are committed to consistently maintaining the highest standards of integrity in the implementation of our policies, procedures and processes, including with respect to the evaluation of new market entry opportunities to drive long term value.

* * *

The Board believes that the Company has already adopted and implemented appropriate policies and practices that meaningfully address the concerns raised by the proponent as they pertain to the Company's activities. Accordingly, for the reasons set forth above and after thoughtful consideration of the proposal, the Board believes that implementation of this proposal is not in the best interests of PayPal and its stockholders.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 5.**

PROPOSAL 6:
Stockholder Proposal – Reproductive Rights and Data Privacy

Tara Health Foundation, whose address is 36 Loma Road, Palomar Park, CA 94062, has advised the Company that it intends to present the following stockholder proposal at the Annual Meeting. Tara Health Foundation has indicated that it holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement (including footnotes) appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 6 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

Reproductive Rights and Data Privacy

WHEREAS: Following revocation of the constitutional right to an abortion in June 2022, policymakers are concerned about the use of personal digital data for the enforcement of state laws that ban or limit abortion access.

Law enforcement frequently relies on digital consumer data. While PayPal does not publicly report figures on law enforcement requests, Alphabet and Meta alone collectively received around 110,000 requests in the second half of 2021. Each complied with about 80 percent of those requests.[1] In 2022, Meta satisfied a Nebraska police warrant for private Facebook messages from a mother facing felony charges for allegedly helping her daughter terminate a pregnancy,[2] receiving significant negative press.

PayPal collects sensitive personal digital information from consumers such as geolocation data, internet activity, and commercial information. This data may be accessed without consumer consent by states that criminalize abortion. The Company's privacy statement allows PayPal to "share personal information with . . . law enforcement when accompanied by a subpoena or other legal documentation that requires PayPal or members of our corporate family to respond."[3] Braintree, a subsidiary of PayPal, similarly permits such disclosures when "assisting law enforcement agencies."[4] However, law enforcement data requests may seek evidence of consumer acts that are inappropriate for PayPal to voluntarily share – for example, customers' financial activities that were legal in the state where they occurred, but illegal in the consumer's state of residence, such as purchasing abortifacients.

PayPal is not immune to abortion-related law enforcement requests that may create significant reputational, financial, and legal risks. PayPal already complies with "deletion rights" under California law, wherein consumers may request the Company delete personal data that it is not legally required to retain. There is a strong brand benefit to meeting the privacy expectations of a vast majority of consumers.[5]

RESOLVED: Shareholders request our Board issue a public report detailing known and potential risks and costs to the Company of fulfilling information requests relating to PayPal customers for the enforcement of state laws criminalizing abortion access, and setting forth any strategies beyond legal compliance the Company may deploy to minimize or mitigate these risks. The report should be produced at reasonable expense, exclude proprietary or privileged information, and published within one year of the annual meeting.

SUPPORTING STATEMENT: Shareholders recommend, at board discretion, that input from reproductive rights and civil liberties organizations be solicited and reflected in the report, and that the report contain, regarding reproductive health related issues:

(1)   An assessment of the feasibility of a nationwide data privacy policy wherein consumers would have "deletion rights";

(2)   An evaluation of the benefits of notifying consumers about law enforcement information requests regarding their data prior to, and with sufficient time for consumer response, before complying with any such request; and,

---

1   https://transparencyreport.google.com/user-data/overview?hl=en; https://transparency.fb.com/data/government-data-requests/country/us/

2   https://www.npr.org/2022/08/12/1117092169/nebraska-cops-used-facebook-messages-to-investigate-an-alleged-illegal-abortion

3   https://www.paypal.com/us/legalhub/privacy-full?locale.x=en_US

4   https://www.braintreepayments.com/legal/data-protection-addendum;
     https://braintree.com/docs/privacy_policy.html

5   https://www.businesswire.com/news/home/20220928005430/en/Survey-Reveals-95-of-Consumers-Demand-that-Brands-Protect-their-Data-and-Privacy-to-Build-Trusted-Sustainable-Relationships

(3) Metrics on government requests for customer data received by the Company, including categories of requests and consumer data produced.

PayPal's Statement in Opposition

 **PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

As a regulated financial institution, we strive to balance our global compliance obligations with our commitment to protecting customer data and combatting global financial crimes.

Our goal is to deliver seamless and trusted payment experiences for our customers while at the same time fulfilling our responsibility to help ensure that payments made on our platform comply with applicable law. We care deeply about the confidentiality of our consumers and work to protect their privacy even while working closely with federal, state and local law enforcement to prevent misuse of our platform and to investigate serious criminal activities to include, but not limited to, terrorist financing, child exploitation, human trafficking, narcotics trafficking and elder exploitation. In all cases, law enforcement can only obtain customer information pursuant to proper legal service and the validity of each request is thoroughly evaluated prior to the sharing of any information.

The successful execution of our regulatory and compliance commitments is paramount to delivering inclusive payment solutions for our customers worldwide. We take these commitments seriously and have invested significantly in developing our enterprise-wide risk management and compliance programs and capabilities. Our detailed policies regarding customer accounts, including what information may be communicated to an impacted customer, are designed to balance compliance with these complex regulations and other considerations necessary to meet our obligations under applicable laws and maintain the trust of our customers.

The safety and privacy of PayPal customers and their information is a top priority that the company takes very seriously, acting in accordance with all applicable laws.

At PayPal, data privacy and protection are central to the trusted relationship we have with our customers. We embody a privacy-first culture and proactive approach to data protection that prioritizes responsible use of data and customer empowerment through transparency, education, privacy-by-design and product innovations.

We develop and maintain robust enterprise-wide standards established to drive consistency in the management and execution of processing personal information to safeguard our customers and platform. PayPal has established appropriate controls that reinforce our strategies related to the collection, use, minimization and sharing of data, and does not engage in the sale of customer data.

PayPal's Privacy Statement, available at https://www.paypal.com/us/legalhub/privacy-full, outlines how we may use customer data and under what circumstances we may disclose data to third parties, including to assist in processing payments, helping to protect against fraud and managing risk. We take steps to ensure the ongoing confidentiality of personal information, including security measures and contracts with third parties that limit the use of data in accordance with our policies and user preferences. We uphold a strong focus on data minimization that limits the collection and access to data that is relevant and necessary to delivering safe, secure and affordable products and services. This strategy, as well as compliance with federal health-related privacy laws, reduces the potential for PayPal to hold the type of personal information of interest to the Proponent. Any potential data that might be tangentially related to this topic constitutes a very limited portion of PayPal transactions and customer information and is generally high-level and non-specific.

Additionally, PayPal continues to empower its customers with meaningful privacy education on the choices and controls they have regarding their personal and transactional data through the Privacy Hub and self-service portal, available at https://www.paypal.com/myaccount/privacy/privacyhub. Our automated self-service portal enables our customers in over 50 countries across Europe, Australia, Asia and the U.S. to exercise their individual right to access, correct, modify, manage and delete their personal information and marketing choices, as applicable, pursuant to legal retention requirements.

* * *

Our Board has thoughtfully considered this proposal and given the comprehensive and diligent processes and systems that we already employ to protect customer confidentiality and comply with applicable laws and regulations, as well as the reasons stated above, the Board believes the adoption of this proposal is unnecessary and is not in the best interests of PayPal and its stockholders.

 THE BOARD RECOMMENDS A **VOTE AGAINST** STOCKHOLDER PROPOSAL 6.

PROPOSAL 7:
Stockholder Proposal – PayPal Transparency Reports

Tulipshare Ltd. ("Tulipshare") on behalf of Laurent Ritter has advised the Company that it intends to present the following stockholder proposal at the Annual Meeting. Tulipshare has indicated that Mr. Ritter holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement (including footnotes) appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 7 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

In June 2021, the American Civil Liberties Union launched a campaign[1] calling on PayPal to provide nondiscriminatory financial services to all users. ACLU argued that accountability on human rights, civil liberties, and sound technology policy necessitates that PayPal provide transparency to users. If PayPal decides to close an individual or business account, PayPal must provide meaningful notice about the particular Terms of Services provision that was violated, and users should have the opportunity to appeal in a timely and efficient manner.

In addition to blocking the accounts of sex workers,[2] PayPal routinely targets users for speech protected by the First Amendment[3] including:

- Freezing the account[4] of News Media Canada for a payment to submit an article about Syrian refugees for an award;

- Terminating service[5] to a user for using open-source software enabling anonymous communication;

- Stalling[6] efforts to provide bail support to protestors;

- Banning legal sex workers access to services, which disproportionately harms Black, Brown and trans communities.[7]

As Electronic Frontier Foundation notes,[8] because a few companies dominate online payment processing, PayPal wields tremendous power to control the speech environment by turning off the financial faucet for users who express disfavored views or discuss controversial subject matter. Merchants and individuals on PayPal's blacklist may find themselves in a financially precarious situation since payment platforms are extremely centralized, creating what in practice is a duopoly. Any argument that those dissatisfied with PayPal's terms and conditions should simply seek other payment methods is not particularly realistic.

PayPal's 2021 Global Impact Report touts its commitment to "[b]uilding a digital economy that powers a more inclusive and resilient world," and yet that report fails to include any information relevant to account suspensions or actions that may chill free speech.[9]

PayPal's poor transparency reporting veils the contradiction between PayPal's human rights policy and account suspensions and other potential violations of freedom of speech. This poses significant legal, reputational, and financial risk to PayPal and its shareholders.

RESOLVED: Shareholders request the Board revise PayPal's Transparency Reports to provide clear explanations of the number and categories of account suspensions and closures that may reasonably be expected to limit freedom of expression or access to information or financial services. Such revision may exclude proprietary or legally privileged information.

1   https://www.aclu.org/news/lgbtq-rights/paypal-and-venmo-are-shutting-out-sex-workers-putting-lives-and-livelihoods-at-risk
2   https://www.bloomberg.com/news/articles/2019-11-14/porn-site-says-paypal-ban-will-hurt-more-than-100-000-performers
3   https://www.thefire.org/research-learn/fire-statement-free-speech-and-online-payment-processors
4   https://www.cbc.ca/news/canada/manitoba/paypal-freezes-flin-flon-newspaper-syrian-refugees-13977292
5   https://www.eff.org/deeplinks/2021/06/paypal-shuts-down-long-time-tor-supporter-no-recourse
6   https://www.vice.com/en/article/k7qbnz/venmo-paypal-freeze-transfer-limits-bail-funds
7   https://www.aclu.org/news/lgbtq-rights/sex-work-is-real-work-and-its-time-to-treat-it-that-way/
8   https://www.eff.org/deeplinks/2016/02/kafkaesque-battle-soulseek-and-paypal-and-why-free-speech-defenders-should-be
9   https://s201.q4cdn.com/346340278/files/doc_downloads/PayPal-2021-Global-Impact-Report.pdf

Supporting Statement

Proponents suggest the company include in its Transparency Reports, or explain why it cannot disclose:

- The substantive content of account suspension decisions, by country, including which individuals or businesses made requests; number of accounts removed by category such as "encrypted communications," VPN, etc.; and external legal or policy basis and internal company criteria for removals;

- Any indicia of impact, such as the number of prior account suspension warnings and whether existing usage of the account was eliminated;

- Any efforts by the company to mitigate the harmful effects.

PayPal's Statement in Opposition

> ⊗ PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS **VOTE AGAINST** THIS PROPOSAL FOR THE FOLLOWING REASONS:

PayPal is an industry leader in providing affordable, convenient and secure financial services to customers of diverse backgrounds and viewpoints.

PayPal is committed to consistently maintaining the highest standards of integrity in our implementation of our policies, procedures and processes, which are intended to ensure that our services are provided fairly to all our customers. PayPal has been an industry leader in providing access to innovative financial products, and in democratizing financial services to small and medium-sized businesses and entrepreneurs who rely on our platform, products and services to reach their own customers. PayPal works to provide historically underbanked populations and businesses access to capital, especially those owned by underrepresented entrepreneurs.

PayPal consistently employs objective, narrowly tailored policies to address account suspension and closure, and those policies are based on ensuring the safety of our customers and protecting PayPal's legitimate business interests.

PayPal is committed to the integrity of our platform, and to ensuring the safety, security and privacy of our customers and others, while complying with legal requirements. PayPal suspends or closes accounts in accordance with our obligations as a regulated financial institution and to ensure the safety of our platform and our customers. Specifically, PayPal's risk and compliance framework includes policies and monitoring mechanisms to identify potential fraud and financial crimes, including money laundering, sanctions risks and other illegal activities. The card network, merchant acquirers and banking partners that PayPal relies upon contractually to execute transactions for consumers and merchants also impose restrictions on the types of transactions that we can process on our platform. These partner obligations, and others, including those required by law, are set forth in our Acceptable Use Policy (AUP), in connection with our User Agreement (UA). Collectively, these policies and accompanying processes are intended to protect PayPal's customers, our platform and the payments ecosystem against illicit and harmful activity such as counterfeiting or fraud.

Suspensions and closures of customer accounts are undertaken to preserve the integrity of our platform and to protect our customers and others from harm. PayPal implements these and other measures with the aim of providing safe and affordable financial services to people of all backgrounds, while, at the same time, supporting freedom of expression and inclusivity. PayPal's policies are administered without regard to viewpoint, identity, or belief.

The Proposal calls for changes that would unduly interfere with the operations of PayPal and thereby harm stockholder interests.

The Proposal calls for changes that would unduly interfere with PayPal's business operations and thereby harm stockholder interests. Our ability to maintain and manage the accounts of our customers, including account suspensions and closures, is a fundamental part of our day-to-day operations and is necessary to meet our compliance obligations as a financial services company. PayPal's policies are intended to protect our customers and the Company from illicit and harmful activity and to ensure that we meet the letter and spirit of the various laws and regulations to which we are subject. Our detailed policies regarding customer accounts, including when customer accounts may be restricted and what information may be communicated to an impacted customer, are designed to balance compliance with the complex regulations and other considerations that enable PayPal to both meet our obligations under applicable laws and maintain the trust of our customers. By imposing additional unique and ambiguous reporting obligations, the Proposal would unduly limit the discretion of the Company's management and interfere with the ordinary business and compliance operations of the Company.

* * *

Our Board has carefully considered the Proposal, and for the reasons set forth above, the Board believes that devoting additional time and resources to the proposed reporting would be unnecessary, costly and would only distract from the ongoing programs already in place at PayPal. Therefore, our Board believes that the Proposal is not in the best interests of PayPal and its stockholders.

THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 7.

 

PROPOSAL 8:
Stockholder Proposal – Report on Ensuring Respect for Civil Liberties

National Center for Public Policy Research ("NCPPR") on behalf of the Free Enterprise Project of the NCPPR has advised the Company that it intends to present the following stockholder proposal at the Annual Meeting. NCPPR has indicated that the Free Enterprise Project holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement (including footnotes) appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 8 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

Report on Ensuring Respect for Civil Liberties

Supporting Statement: Companies that provide banking or financial services are essential pillars of the marketplace. On account of their unique and pivotal role in America's economy, many federal and state laws already prohibit them from discriminating when providing financial services to the public. And the UN Declaration of Human Rights, consistent with many other laws and the U.S. Constitution, recognizes that "everyone has the right to freedom of thought, conscience, and religion."[1] Financial institutions should respect these freedoms.

As shareholders of PayPal, we believe it is of great import that the company respect civil rights by identifying potential factors that may contribute to discrimination in the provision of services based on race, color, religion, sex, national origin, or social, political, or religious views.

We are particularly concerned with recent evidence of religious and political discrimination by companies in the financial services industry, as detailed in the Statement on Debanking and Free Speech.[2]

When companies engage in this kind of discrimination, they hinder the ability of individuals, groups, and businesses to access and equally participate in the marketplace and instead skew it to their own ends.

The Statement on Debanking and Free Speech identified many companies in the financial services industry that frequently include vague and subjective standards in their policies like "hate speech" or promoting "intolerance" that allow employees to deny or restrict service for arbitrary or discriminatory reasons. The 2022 edition of the Viewpoint Diversity Business Index[3] also identified numerous examples of this in many companies' terms of service. The inclusion of vague and arbitrary terms risks impacting clients' exercise of their constitutionally protected civil rights, by creating the potential that such persons or groups will be denied access to essential services as a consequence of their speech or political activity. Moreover, they risk giving fringe activists and governments a foothold to demand that private financial institutions deny service under the sweeping, unfettered discretion that such policies provide.

These actions and policies are an affront to public trust, destabilize the market, and threaten the ability of American citizens to live freely and do business according to their deeply held convictions.

PayPal also maintains that it promotes good social policy and diversity, equity, and inclusion practices.[4] It is important for the shareholders to know that PayPal is adhering to its own standards by serving diverse consumers without regard to their beliefs or other factors above.

Resolved: Shareholders request the Board of Directors conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals' exercise of their constitutionally protected civil rights.

---

[1]   https://www.un.org/en/about-us/universal-declaration-of-human-rights.

[2]   https://storage.googleapis.com/vds_storage/document/Statement%20on%20Debanking%20and%20Free%20Speech.pdf.

[3]   https://viewpointdiversityscore.org/business-index.

[4]   https://investor.pypl.com/esg-strategy/default.aspx; https://about.pypl.com/how-we-work/diversity-and-inclusion/default.aspx

PayPal's Statement in Opposition

 **PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

PayPal is an industry leader in providing affordable, convenient and secure financial services to customers of diverse backgrounds and viewpoints.

PayPal is committed to consistently maintaining the highest standards of integrity in our implementation of our policies, procedures and processes, which are intended to ensure that our services are provided fairly to all our customers. PayPal has been an industry leader in providing access to innovative financial products, and in democratizing financial services to small and medium-sized businesses and entrepreneurs who rely on our platform, products and services to reach their own customers. PayPal works to provide historically underbanked populations and businesses access to capital, especially those owned by underrepresented entrepreneurs. PayPal provides services with the goal of inclusivity and of supporting freedom of expression; we do not discriminate in providing services to those with underrepresented or even unpopular viewpoints.

PayPal consistently employs objective, narrowly tailored policies to address account suspension and closure, and those policies are based on ensuring the safety of our customers and protecting PayPal's legitimate business interests.

PayPal is committed to the integrity of our platform, and to ensuring the safety, security and privacy of our customers and others, while complying with legal requirements. PayPal suspends or closes accounts in accordance with our obligations as a regulated financial institution and to ensure the safety of our platform and our customers. Specifically, PayPal's risk and compliance framework includes policies and monitoring mechanisms to identify potential fraud and financial crimes, including money laundering, sanctions risks and other illegal activities. The card network, merchant acquirers and banking partners that PayPal relies upon contractually to execute transactions for consumers and merchants also impose restrictions on the types of transactions that we can process on our platform. These partner obligations, and others, including those required by law, are set forth in our Acceptable Use Policy (AUP), in connection with our User Agreement (UA). Collectively, these policies and accompanying processes are intended to protect PayPal's customers, our platform and the payments ecosystem against illicit and harmful activity such as counterfeiting or fraud.

Suspensions and closures of customer accounts are undertaken to preserve the integrity of our platform and to protect our customers and others from harm. PayPal implements these and other measures with the aim of providing safe and affordable financial services to people of all backgrounds, while, at the same time, supporting freedom of expression and inclusivity. PayPal's policies are administered without regard to viewpoint, religious beliefs or identity, political opinions, ideologies, or individual identities.

PayPal already publicly provides robust reporting of its diversity and anti-discrimination initiatives.

The Proposal calls for a reporting obligation beyond PayPal's already robust reporting of our diversity and anti-discrimination programs and would unduly interfere with PayPal's business operations. Inclusion is one of PayPal's core values and is reflected in the Company's mission to democratize financial services. Our anti-discrimination efforts are reflected in our Code of Business Conduct and Ethics and other public disclosures. In addition, we report publicly on our commitment to diversity across multiple dimensions, which is part of our overall anti-discrimination efforts.[1] Accordingly, our Board believes that devoting additional time and resources to produce the report the Proponent suggests would only distract from and duplicate the ongoing anti-discrimination and inclusion programs and initiatives underway at PayPal.

* * *

Our Board has carefully considered the Proposal, and for the reasons set forth above, the Board believes that devoting additional time and resources to the proposed reporting would be unnecessary, costly and would only distract from the ongoing programs already in place at PayPal. Therefore, our Board believes that the Proposal is not in the best interests of PayPal and its stockholders.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 8.**

---

1   *See, e.g.,* our Global Impact Report.

PROPOSAL 9:
Stockholder Proposal – Adopt Majority Vote Standard for Director Elections

John Chevedden, whose address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, has advised the Company that he intends to present the following stockholder proposal at the Annual Meeting. Mr. Chevedden has indicated that he holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 9 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

Proposal 9 – Adopt Majority Vote Standard for Director Elections



Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process as soon as possible to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. To allow an orderly transition a director who does not receive a majority vote shall only serve for 180-days or less after failure to receive a majority vote.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a more meaningful vote standard for board nominees and could lead to improved performance by individual directors and the entire board. Under the current PayPal voting system, a director can be elected if the director owns only one share of PayPal stock and votes this one share for himself.

More than 77% of the companies in the S&P 500 have already adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote yes:

Adopt Majority Vote Standard for Director Elections – Proposal 9

PayPal's Statement in Opposition

 **PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

Our Board believes this proposal is unnecessary because PayPal already provides the requested majority vote standard for uncontested director elections. In fact, PayPal has provided this voting standard to its stockholders from the time it became an independent public company in July 2015 following its separation from eBay Inc. Section 2.2 of the Company's Amended and Restated Bylaws, available at https://investor.pypl.com/financials/sec-filings/default.aspx, provides that the election of directors shall be determined by the affirmative vote of a majority of the votes cast at the annual meeting of shareholders, except in a contested election, in which case director nominees receiving a plurality of the votes cast shall be elected.

Our Board also believes that the Company's current policies effectively address the proposal's concern with allowing for an orderly transition for directors who do not receive a majority vote. The proposal specifically requests that an incumbent director who fails to receive a majority vote in an uncontested director election only serve for 180 days or less after such vote. PayPal already has in place a resignation policy for "holdover directors." Specifically, the Company's Bylaws and the Governance Guidelines of the Board of Directors, available at https://investor.pypl.com/governance/governance-overview/ (the "Governance Guidelines"), provide that each incumbent Company director nominated for re-election is expected to tender a resignation to the Board in advance of the annual meeting of shareholders. In the event an incumbent director fails to receive a majority of the votes cast, the Governance and Nominating Committee, or a committee of the Board consisting solely of independent directors that does not include such incumbent director, is tasked with determining whether to accept such director's resignation. Except in certain exceptional circumstances, such decision must be made within 90 days from the certification of the election results and publicly disclosed by the Company in a Current Report on Form 8-K filed with the SEC. Accordingly, the Company's current policy effectively empowers the Board to secure the resignation of a director who fails to receive a majority vote and to facilitate an orderly transition in a shorter timeframe than requested in the proposal.

* * *

Based on the foregoing, the Board believes the adoption of this proposal is unnecessary and not in the best interest of PayPal and its stockholders.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 9.**

Frequently Asked Questions

Proxy Materials

1. Why did I receive these proxy materials?

We have made these materials available to you or delivered paper copies by mail in connection with our Annual Meeting, which will take place exclusively online on Wednesday, May 24, 2023. As a stockholder, you are invited to participate in the Annual Meeting via live webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under SEC rules and is intended to assist you in voting your shares.

2. What is included in the proxy materials?

The proxy materials include:

- The Notice of the Annual Meeting;
- Our proxy statement for the Annual Meeting; and
- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card, or a voting instruction form for the Annual Meeting. If you received a "Notice of Internet Availability of Proxy Materials" (described in Question 4 below) instead of a paper copy of the proxy materials, see the section entitled "Voting Information" below for information regarding how you can vote your shares.

3. What does it mean if I receive more than one Notice, proxy card or voting instruction form?

It generally means that some of your shares are registered differently or are in more than one account. Please provide voting instructions for all Notices, proxy cards and voting instruction forms you receive.

4. Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we are mailing to many of our stockholders a "Notice of Internet Availability of Proxy Materials" ("Notice") instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and may request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials electronically on an ongoing basis or in printed form by mail.

5. How can I access the proxy materials over the Internet?

Your Notice, proxy card or voting instruction form will contain instructions on how to:

- view our proxy materials for the Annual Meeting on the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Our proxy materials are also available on our website at https://investor.pypl.com/financials/annual-reports/default.aspx

Your Notice, proxy card or voting instruction form will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Instead of receiving future copies of our proxy statements and annual reports by mail, stockholders of record and most beneficial owners may elect to receive an email that will provide an electronic link to these documents. Choosing to receive your proxy materials electronically helps us conserve natural resources and reduce printing costs, mailing fees and the environmental impact of our Annual Meeting. If you choose to access future proxy materials electronically, you will receive an email with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive future proxy materials by email will remain in effect until you revoke it.

6. How may I obtain a paper copy of the proxy materials?

If you receive a paper Notice instead of a paper copy of the proxy materials, the Notice will provide instructions about how to obtain a paper copy of the proxy materials. If you receive the Notice by email, the email will also include instructions about how to obtain a paper copy of the proxy materials. All stockholders of record who do not receive a paper Notice or email will receive a paper copy of the proxy materials by mail.

7. I share an address with another stockholder, and we received only one paper copy of the proxy materials or Notice. How may I obtain an additional copy?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding PayPal common stock but who share the same address, we have adopted an SEC-approved procedure called "householding." Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to certain stockholders having the same last name and address and to individuals with more than one account registered at our transfer agent with the same address, unless contrary instructions have been received from an affected stockholder. This practice helps us conserve natural resources and reduces printing costs, mailing fees and the environmental impact of our Annual Meeting. Stockholders participating in householding will continue to receive separate proxy cards.

If you are a beneficial owner and wish to receive a separate Notice or set of proxy materials, please request the additional copy by contacting your individual bank, broker or other nominee. All stockholders may also request a separate Notice or set of proxy materials for the Annual Meeting by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

- By Internet: www.proxyvote.com
- By telephone: 1-800-579-1639
- By email: sendmaterial@proxyvote.com

If you request a separate Notice or set of proxy materials by email, please be sure to include your control number in the subject line. A separate Notice or set of proxy materials, as applicable, will be sent promptly following receipt of your request.

If you are a stockholder of record and wish to receive a separate Notice or set of proxy materials, as applicable, in the future, please contact Computershare Shareowner Services LLC, our transfer agent, at:

- 1-800-522-6645

If you are the beneficial owner of shares held through a bank, broker or other nominee, and you wish to receive a separate Notice or set of proxy materials, as applicable, in the future, please call Broadridge at:

- 1-866-540-7095

8. I share an address with another stockholder, and we received more than one paper copy of the proxy materials or the Notice. How do we obtain a single copy in the future?

Stockholders of record sharing an address who are receiving multiple copies of the proxy materials or the Notice, as applicable, and who wish to receive a single copy of such materials in the future may contact Computershare Shareowner Services LLC, our transfer agent, at:

- 1-800-522-6645

Beneficial owners of shares held through a bank, broker, or other nominee sharing an address who are receiving multiple copies of the proxy materials or the Notice, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

- 1-866-540-7095

Voting Information

9. Which proposals will be voted on at the Annual Meeting? How does the Board recommend that I vote? What is the vote required to approve each of the proposals? What effect will abstentions and broker non-votes have?

	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Broker Discretionary Voting Allowed*
Proposal 1: Election of the 12 Director Nominees Named in this Proxy Statement	For, Against or Abstain for each nominee	FOR each nominee	Majority of votes cast for such nominee	No effect	No
Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 3: Approval of PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 4: Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2023.	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	Yes
Proposal 5: Stockholder Proposal – Provision of Services in Conflict Zones	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 6: Stockholder Proposal – Reproductive Rights and Data Privacy	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 7: Stockholder Proposal – PayPal Transparency Reports	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 8: Stockholder Proposal – Report on Ensuring Respect for Civil Liberties	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 9: Stockholder Proposal – Adopt Majority Vote Standard for Director Elections	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No

* See Question 16 below for additional information on broker non-votes.

10. Who is entitled to vote? How many shares can I vote?

Each share of PayPal common stock issued and outstanding as of the close of business on March 30, 2023, the Record Date for the Annual Meeting, is entitled to cast one vote per share on all items being voted on at the Annual Meeting. You may vote all shares of PayPal common stock that you owned as of the Record Date, including (1) shares held directly in your name as the stockholder of record, including shares purchased or acquired through PayPal's equity incentive plans and (2) shares held for you as the beneficial owner through a broker, bank or other nominee.

On the Record Date, 1,122,806,008 shares of PayPal common stock were issued and outstanding and entitled to vote.

11. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares as a beneficial owner through a bank, broker or other nominee rather than directly in their own name as the stockholder of record. As summarized below, there are some important distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to PayPal or to a third party, or to vote your shares during the Annual Meeting.

Beneficial Owner

If your shares are held in a brokerage account or by a bank or other holder of record (commonly referred to as holding shares in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares during our Annual Meeting.

12. How can I vote my shares without participating in the Annual Meeting?

Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without participating in the Annual Meeting. We encourage stockholders to vote well before the Annual Meeting, even if they plan to attend the virtual Annual Meeting. Please make sure that you have your Notice, proxy card or voting instruction form available and carefully follow the instructions. There are three ways to vote by proxy:

- By Internet: vote your shares online at www.proxyvote.com.
- By telephone: call 1-800-690-6903 or the telephone number on your proxy card or voting instruction form.
- By mail: complete, sign and date your proxy card or voting instruction form and return in the postage-paid envelope.

Internet and telephone voting are available 24 hours a day until 8:59 p.m. Pacific time on Tuesday, May 23, 2023.

13. How can I vote my shares during the Annual Meeting?

The Annual Meeting will be held entirely online to enable greater stockholder attendance and participation globally. Stockholders may participate in the Annual Meeting by visiting the following website:

- www.virtualshareholdermeeting.com/PYPL2023

To participate in the Annual Meeting, you will need the 16-digit control number included on the Notice, proxy card or voting instruction form, as applicable.

You may vote your shares electronically during the Annual Meeting, whether you are a stockholder of record or a beneficial stockholder. Even if you plan to participate in the Annual Meeting online, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to participate in the Annual Meeting.

14. May I change my vote or revoke my proxy?

If you are the stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- submitting a new proxy by Internet, telephone or paper ballot with a later date (which will automatically revoke the earlier proxy);
- sending written notice of revocation to our Corporate Secretary; or
- voting in person by attending the virtual Annual Meeting by webcast.

Participation in the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request in a manner described in the immediately preceding sentence. For shares you hold beneficially in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee, or by participating in the meeting and electronically voting your shares during the meeting.

15. What if I return my proxy card but do not provide voting instructions?

If you are a stockholder of record and you return your signed proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board (see Question 9 above).

16. What if I am a beneficial owner and do not give voting instructions to my broker?

If you are a beneficial owner of shares, your broker, bank or other nominee is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting, except for Proposal 4 (the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2023), unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares on the Internet or by telephone. If you do not provide voting instructions, your shares will not be voted on any proposal except for Proposal 4. This is called a "broker non-vote." **For your vote to be counted, you will need to communicate your voting decision to your broker, bank or other nominee before the date of the Annual Meeting, or vote in person at the virtual Annual Meeting.**

17. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed, either within PayPal or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate proxy solicitation. To the extent that stockholders provide written comments on their proxy cards, those comments will be forwarded to management.

18. What constitutes a quorum?

The quorum requirement for holding the Annual Meeting and the transaction of business is that holders of a majority of the shares of PayPal common stock entitled to vote at the Annual Meeting must be present in person or represented by proxy. All abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

19. Who will bear the cost of soliciting votes for the Annual Meeting?

We will bear the expense of soliciting proxies and have engaged D.F. King & Co., Inc. to solicit proxies for a fee of $17,500, plus a reasonable amount to cover expenses. We will reimburse brokerage houses and other custodians, fiduciaries and nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares. Our directors, officers and employees may solicit proxies in person, by mail, by telephone, or by electronic communication. No additional compensation will be paid to our directors, officers or employees for such services.

20. What happens if additional matters are presented at the Annual Meeting?

Other than the nine items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders (Daniel H. Schulman, Gabrielle Rabinovitch, Bimal Patel and Brian Y. Yamasaki) will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

21. Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and will report the final voting results in a Current Report on Form 8-K within four business days of the Annual Meeting and available at www.sec.gov and on our Investor Relations website.

Attending the Annual Meeting

22. How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online via live webcast. You are entitled to attend and participate in the Annual Meeting only if you were a PayPal stockholder as of the close of business on March 30, 2023, the Record Date, or if you hold a valid proxy for the Annual Meeting.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/PYPL2023. You also will be able to vote your shares by attending the virtual Annual Meeting online. Interested persons who were not stockholders as of the close of business on March 30, 2023, the Record Date, may view, but not participate, in the Annual Meeting by visiting www.virtualshareholdermeeting.com/PYPL2023. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card (if you requested printed materials) or on the instructions that accompanied your proxy materials. Stockholders who wish to submit a question to PayPal prior to the Annual Meeting may do so at www.proxyvote.com before 8:59 p.m. Pacific Time on Tuesday, May 23, 2023. Stockholders will need the 16-digit control number to submit a question. The online meeting will begin promptly at 8:00 a.m. Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m. Pacific Time, and you should allow sufficient time for the check-in procedures.

23. What if I have technical difficulties or trouble accessing the virtual meeting website during the check-in time or the meeting?

We will have technicians to assist you if you experience technical difficulties accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call 844-986-0822 (U.S.) or 303-562-9302 (international).

24. Why are you holding a virtual meeting instead of a physical meeting?

We have conducted an exclusively virtual Annual Meeting each year since becoming a public company in 2015 and have adopted a series of safeguards which we believe provide all stockholders the same rights and opportunities to participate as they would at an in-person meeting. We have found that the virtual meeting format enables greater stockholder attendance and participation globally, while reducing our environmental impact and saving time and money. Please visit www.virtualshareholdermeeting.com/PYPL2023, where you can attend this year's Annual Meeting and submit questions before and during the meeting. For additional information regarding our virtual Annual Meeting, see the section entitled "Important Information About PayPal's Virtual Annual Meeting" on page 2 of this proxy statement.

25. Can stockholders ask questions during the Annual Meeting?

Yes. We will answer stockholder questions submitted in advance of, and questions submitted live during, the Annual Meeting, time permitting. Stockholders may submit a question in advance of the meeting before 8:59 p.m. Pacific Time on Tuesday, May 23, 2023 at www.proxyvote.com after logging in with the 16-digit control number included on the Notice, on their proxy card (if they requested printed materials), or on the instructions that accompanied their proxy materials.

Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/PYPL2023. We will endeavor to answer as many questions submitted by stockholders that comply with the meeting rules of conduct as time permits. We will limit each stockholder to one question so we can answer questions from as many stockholders as possible. Questions should be succinct and cover only one topic. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized and answered together. In addition, questions may be edited for brevity and grammatical corrections. We do not intend to address any questions that are, among other things: irrelevant to the business of the Company or to the business of the Annual Meeting; related to material non-public information of the Company; related to personal matters or grievances; derogatory or otherwise in bad taste; repetitious statements already made by another stockholder; in furtherance of the stockholder's personal or business interests; or out of order or not otherwise suitable for the conduct of the Annual Meeting, in each case as determined by the Board Chair or Corporate Secretary in their reasonable discretion. For additional information regarding our virtual Annual Meeting, see the section entitled "Important Information About PayPal's Virtual Annual Meeting" on page 2 of this proxy statement.

26. What is the deadline to propose actions for consideration at the 2024 Annual Meeting of Stockholders or to nominate individuals to serve as directors?

Stockholder Proposals for the 2024 Annual Meeting

Stockholders may present proper proposals for consideration at future stockholder meetings. For a stockholder proposal (other than a director nomination) to be considered for inclusion in our proxy statement and for consideration at our 2024 Annual Meeting of Stockholders ("2024 Annual Meeting"), our Corporate Secretary must receive the written proposal at our principal executive offices no later than December 15, 2023. If we hold our 2024 Annual Meeting more than 25 days before or after the one-year anniversary date of the Annual Meeting, we will disclose the new deadline by which stockholder proposals must be received by any means reasonably determined to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act. Proposals should be addressed to Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. Failure to deliver a proposal in accordance with this procedure may result in the proposal not being deemed timely received.

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal, including the nomination of directors, before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy materials. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) brought before the meeting by the Company and specified in the notice of a meeting given by or at the direction of our Board, (2) brought before the meeting by or at the direction of our Board or (3) otherwise properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our Bylaws. To be timely for our 2024 Annual Meeting, our Corporate Secretary must receive the written notice by overnight express courier or registered mail, return receipt requested, at our principal executive offices:

- not earlier than the close of business on December 15, 2023; and
- not later than the close of business on January 14, 2024.

If we hold our 2024 Annual Meeting more than 25 days before or after the one-year anniversary of the 2023 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices no later than the close of business on the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

If a stockholder proponent (or its representative) does not appear virtually (for a virtual annual meeting) or in person (for a physical annual meeting) to present their proposal or nomination at such meeting, we are not required to present the proposal for a vote at such meeting.

In addition, our Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which, in general, require that our Corporate Secretary receive the notice within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

We advise you to review our Bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Our Bylaws were filed with the SEC on January 18, 2019 as an exhibit to our Current Report on Form 8-K and are available at https://investor.pypl.com/financials/sec-filings/default.aspx. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates. We will not consider any proposal or nomination that is not timely or otherwise does not meet our Bylaws' and SEC requirements for submitting a proposal or nomination. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

In addition to satisfying the requirements of our Bylaws, including the deadline for notice of director nominations, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than January 14, 2024.

27. Where can I find more information about the Company's SEC filings, governance documents and communicating with the Company and the Board?

SEC Filings and Reports

Our SEC filings, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available free of charge on our Investor Relations website at https://investor.pypl.com/financials/sec-filings/default.aspx.

Corporate Governance Documents

The Governance Guidelines, charters of our principal Board committees, our Code of Business Conduct and Ethics and other key corporate governance documents and materials are available on our Investor Relations website at https://investor.pypl.com/governance/governance-overview/default.aspx.

Communicating with Management and Investor Relations

Stockholders may contact management or Investor Relations through our Investor Relations department by writing to Investor Relations at our principal executive offices at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131 or by email at investorrelations@paypal.com.

Communicating with the Board

Our Board has adopted a process by which stockholders or other interested persons may communicate with the Board or any of its members. Stockholders and other interested parties may send communications in writing to any or all directors (including the Board Chair, Board committees or the independent directors as a group) in care of our Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. All mail received may be opened and screened for security purposes. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded. Such items include, but are not limited to: spam; junk mail and mass mailings; new product suggestions; resumes and other forms of job inquiries; surveys; and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items will not be forwarded.

Summary Contact Information

Area of Interest	Contact Information
Board of Directors	PayPal Holdings, Inc. Attn: Corporate Secretary 2211 North First Street San Jose, California 95131
PayPal Management	PayPal Investor Relations InvestorRelations@paypal.com
Annual Meeting	www.virtualshareholdermeeting.com/PYPL2023
Information for stockholders of record	Computershare Shareowner Services LLC www.computershare.com/contactus 1.800.522.6645
Information for beneficial holders	Broadridge Financial Solutions, Inc.: www.proxyvote.com 1.800.579.1639 or 1.866.540.7095 sendmaterial@proxyvote.com

Other Matters

The Board is not aware of any other matters that will be presented for consideration at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

By Order of the Board of Directors

Brian Y. Yamasaki
Corporate Secretary
Dated: April 13, 2023

APPENDIX A:
Reconciliation of Non-GAAP Financial Measures

This proxy statement contains certain non-GAAP measures of financial performance. These non-GAAP measures include Non-GAAP Operating Margin and Free Cash Flow.

These non-GAAP measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the company's results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the company's results of operations in conjunction with the corresponding GAAP measures.

Reconciliation to the most directly comparable GAAP measure of all non-GAAP measures included in the proxy statement can be found in the tables below.

In addition to the non-GAAP measures discussed above, the company also analyzes certain measures, including revenues on an FX-neutral basis to better measure the comparability of operating results between periods. The company believes that changes in foreign currency exchange rates are not indicative of the company's operations, and that evaluating growth in revenues on an FX-neutral basis provides an additional meaningful and comparable assessment of this measure to both management and investors. FX-neutral results are calculated by translating the current period's local currency results with the prior period's exchange rate. FX-neutral growth rates are calculated by comparing the current period's FX-neutral results by the prior period's results, excluding the impact from hedging activities.

Reconciliation of GAAP Operating Income to Non-GAAP Operating Income and GAAP Operating Margin to Non-GAAP Operating Margin

	Year Ended December 31,		
	2022	2021	2020
	(In millions, except percentages) (unaudited)		
GAAP net revenues	$ 27,518	$ 25,371	$ 21,454
GAAP operating income	3,837	4,262	3,289
Stock-based compensation expense and related employer payroll taxes	1,355	1,539	1,472
Amortization of acquired intangible assets	471	441	450
Restructuring	122	27	109
Other[1]	85	35	48
Acquisition related transaction expense	—	—	20
Total non-GAAP operating income adjustments	2,033	2,042	2,099
Non-GAAP operating income	$ 5,870	$ 6,304	$ 5,388
GAAP operating margin	13.9%	16.8%	15.3%
Non-GAAP operating margin	21.3%	24.8%	25.1%

[1] The year ended for the periods presented, as applicable, include the following:
- December 31, 2022 includes $81 million of asset impairment charges for right-of-use lease assets and related leasehold improvements in conjunction with exiting certain leased properties and a $4 million charge associated with an early lease termination.
- December 31, 2021 includes a $9 million charge associated with early lease terminations and $26 million of asset impairment charges for right-of-use lease assets and related leasehold improvements in conjunction with exiting certain leased properties.
- December 31, 2020 includes $30 million of asset impairment charges for right-of-use lease assets and related leasehold improvements in conjunction with exiting certain leased properties, $22 million of expenses related to pre-acquisition contingencies of an acquired company identified outside of the measurement period, and an adjustment of $4 million to an award for a legal proceeding based on the final settlement.

Reconciliation of Operating Cash Flow to Free Cash Flow

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions/unaudited)		
Net cash provided by operating activities[1]	$ 5,813	$ 5,797	$ 6,219
Less: Purchases of property and equipment	(706)	(908)	(866)
Free cash flow	**5,107**	**4,889**	**5,353**

[1] Reflects the impact of reclassification as described in our 2022 Form 10-K filed with the SEC on February 10, 2023.

PROXY STATEMENT

APPENDIX B:

PayPal Holdings, Inc. 2015 Equity Incentive Award Plan (marked)

The following Appendix B presents a marked version of the PayPal Holdings, Inc. 2015 Equity Incentive Plan Award Plan (the "Plan"), as amended and restated, subject to the approval of our stockholders. The marked version shows all of the differences between the version of the Plan approved by stockholders in May 2018 and the version proposed to be voted on at the 2023 Annual Meeting.

PAYPAL HOLDINGS, INC.

~~AMENDED AND RESTATED~~ 2015 EQUITY INCENTIVE AWARD PLAN

ARTICLE 1
Purpose

The purpose of the PayPal Holdings, Inc. ~~Amended and Restated~~ 2015 Equity Incentive Award Plan, as it may be further amended and restated from time to time (the "Plan") is to promote the success and enhance the value of PayPal Holdings, Inc. (the "Company") by linking the personal interests of the members of the Board, Employees, and Consultants (each as defined below) to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2
Definitions and Construction

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Assumed Spin-Off Award" means an award granted to certain employees, consultants and directors of the Company, eBay Inc. and their respective subsidiaries under an equity compensation plan maintained by eBay Inc. or a corporation acquired by eBay Inc., which award is assumed by the Company and converted into an Award in connection with the Spin-Off, pursuant to the terms of the Employee Matters Agreement between the Company and eBay Inc., entered into in connection with the Spin-Off, which Assumed Spin-Off Award shall be issued upon the effective time of the Spin-Off.

2.2 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock Unit award, a Restricted Stock Unit award or a Performance Bonus Award granted to a Participant pursuant to the Plan, including an Assumed Spin-Off Award.

2.3 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Change in Control" means and includes each of the following:

 (a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

 (b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.5(a) or Section 2.5(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.5(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

In addition, if the Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, to the extent required, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award must also constitute a "change in control event" as defined in Treasury Regulation § 1.409A-3(i)(5). The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.6 "Code" means the U.S. Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the committee of the Board described in Article 12.

2.8 "Consultant" means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or any Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person.

2.9 "Deferred Stock Unit" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Section 8.5.

2.10 "Director" means a member of the Board.

2.11 "Disability" means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time, or if Participant is otherwise ineligible to participate in the Company's long-term disability insurance program or resides outside the United States and no such program exists, means that the Participant is unable to perform his or her duties with the Company or its Subsidiary by reason of a medically determinable physical or mental impairment, as determined by a physician acceptable to the Company, which is permanent in character or which is expected to last for a continuous period of more than six (6) months.

2.12 "Dividend Equivalent" means a right granted to a Participant pursuant to Section 8.3 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.13 "DRO" shall mean a domestic relations order as defined by the Code or Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.14 "Effective Date" shall have the meaning set forth in Section 13.1.

2.15 "Eligible Individual" means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

2.16 "Employee" means any person on the payroll records of the Company or a Subsidiary and actively providing services as an employee. Service as a Director or compensation by the Company or a Subsidiary solely for services as a Director shall not be sufficient to constitute "employment" by the Company or a Subsidiary.

2.17 "Equity Restructuring" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.

2.18 "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

2.19 "Fair Market Value" means, as of any given date, (a) if Stock is traded on any established stock exchange, the closing price of a share of Stock as reported in the Wall Street Journal (or such other source as the Company may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; or (b) if Stock is not traded on an exchange but is quoted on a national market or other quotation system, the last sales price on such date, as reported in the Wall Street Journal (or such other source as the Company may deem reliable for such purposes), or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) if Stock is not publicly traded, the fair market value of a share of Stock as established by the Committee acting in good faith.

2.20 "Full Value Award" means any Award other than an Option, Stock Appreciation Right or other Award for which the Participant pays the intrinsic value existing at the date of grant (whether directly or by forgoing a right to receive a payment from the Company or any Subsidiary).

2.21 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.22 "Independent Director" means a Director of the Company who is not an Employee.

2.23 "Non-Employee Director" means a Director of the Company who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor rule.

2.24 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.25 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.26 "Participant" means any Eligible Individual who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.27 "Performance Bonus Award" has the meaning set forth in Section 8.7.

2.28 "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period, determined as follows:

(a) The Performance Criteria that will be used to establish Performance Goals may include, without limitation, any of the following: trading volume; users; customers; total payment volume; revenue; operating income; EBITDA and/or net earnings (either before or after interest, taxes, depreciation and amortization); net income (either before or after taxes); earnings per share; earnings as determined other than pursuant to United States generally accepted accounting principles ("GAAP"); multiples of price to earnings; multiples of price/earnings to growth; return on net assets; return on gross assets; return on equity; return on invested capital; Stock price; cash flow (including, but not limited to, operating cash flow and free cash flow); net or operating margins; economic profit; Stock price appreciation; total stockholder returns; employee productivity; market share; volume; customer satisfaction metrics; net sales; expense levels; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions; implementation, completion or attainment of objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel; financing and other capital raising transactions (including sales of the Company's equity or debt securities, factoring transactions); product revenue growth; gross profit; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property, establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors)); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; economic value-added models or equivalent metrics; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents, passing pre-approval inspections (whether of the Company or third parties)); gross or cash margins; debt reduction; reductions in costs; year-end cash; working capital levels, including cash, inventory and accounts receivable; research and development achievements; operating efficiencies and employee engagement/satisfaction metrics, any of which may be measured with respect to the Company, or any Subsidiary, affiliate or other business unit of the Company, either in absolute terms, terms of growth or as compared to any incremental increase, as compared to results of a peer group, and may be calculated on a pro forma basis or in accordance with GAAP.

(b) The Committee may, in its discretion, provide that one or more adjustments shall be made to one or more of the Performance Goals. Such adjustments may include, without limitation, one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under GAAP; (ix) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; or (xiv) items relating to any other unusual or nonrecurring events or changes in applicable laws, tax rates, accounting principles or business conditions.

2.29 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.30 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a performance-based Award.

2.31 "Performance Share" means a right granted to a Participant pursuant to Section 8.1, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32 "Performance Stock Unit" means a right granted to a Participant pursuant to Section 8.2, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.33 "Plan" means this PayPal Holdings, Inc. Amended and Restated 2015 Equity Incentive Award Plan, as it may be amended from time to time.

2.34 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.35 "Restricted Stock Unit" means an Award granted pursuant to Section 8.6.

2.36 "Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

2.37 "Spin-Off" means the distribution of shares of Stock to the stockholders of eBay Inc. on July 17, 2015, pursuant to the Separation and Distribution Agreement between the Company and eBay Inc., dated as of June 26, 2015, entered into in connection with such distribution.

2.38 "Stock" means the common stock of the Company, par value $0.0001 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 12.

2.39 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.40 "Stock Payment" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of a benefit or compensation, granted pursuant to Section 8.4.

2.41 "Subsidiary" means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if, at the time of the determination, each of the entities other than the last entity in the unbroken chain beneficially owns securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.42 "Substitute Award" shall mean an Option or SAR granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option.

2.43 "Termination of Service" shall mean,

(a) As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding a termination where there is a simultaneous commencement of employment with the Company or any Subsidiary.

(b) As to a Non-Employee Director or Independent Director, the time when a Participant who is a Non-Employee Director or Independent Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding: (i) a termination where there is simultaneous employment by the Company or a Subsidiary of such person and (ii) a termination which is followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with such person.

(c) As to an Employee, the time when the Participant has ceased to actively be employed by or to provide services to the Company or any Subsidiary for any reason, without limitation, including resignation, discharge, death, disability or retirement; but excluding: (i) a termination where there is a simultaneous reemployment or continuing employment of a Participant by the Company or any Subsidiary, (ii) a termination which is followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with the former employee, and (iii) a termination where a Participant simultaneously becomes an Independent Director.

(d) The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Service, including, without limitation, questions relating to the nature and type of Termination of Service, and all questions of whether particular leaves of absence constitute Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Committee otherwise provides in the terms of the Award Agreement, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Participant shall be deemed to have a Termination of Service in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).


ARTICLE 3
Shares Subject to the Plan


3.1 Number of Shares.

(a) Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards granted under the Plan is ~~145,000~~179,600,000 which includes the aggregate number of shares of Stock subject to all Assumed Spin-Off Awards. Any shares of Stock that are subject to Awards granted under the Plan on or after the 2016 annual meeting of the Company's stockholders (the "2016 Annual Meeting") other than Full Value Awards shall be counted against this limit as 0.50 shares for every share of Stock subject to the Award granted. Any shares of Stock that are subject to Full Value Awards granted under the Plan shall be counted against this limit as one (1) share for every share of Stock subject to the Award granted.

(b) To the extent that an Award terminates, expires, or lapses for any reason, or such an Award is settled in cash without delivery of shares to the Participant, then any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Any such shares of Stock that cease to be subject to such an Award other than a Full Value Award shall be added to the number of shares available under the Plan as the number of shares of Stock (or portion thereof) deemed subject to such Award under Section 3.1(a) as of the date of grant for every share of Stock that ceases to be subject to such Award. Any such shares of Stock that cease to be subject to a Full Value Award shall be added to the number of shares available under the Plan as one (1) share for every share of Stock that ceases to be subject to such Award. Notwithstanding anything in this Section 3.1(b) to the contrary, shares of Stock subject to an Award may not again be made available for issuance under this Plan if such shares are: (x) shares delivered to or withheld by the Company to pay the exercise price of an Option or SAR, (y) shares delivered to or withheld by the

Company to satisfy withholding taxes related to such an Award or (z) shares that were subject to an Award and were not issued upon the net settlement of such Award. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding Awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2 Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 Limitation on Number of Shares Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 2,000,000 and the maximum amount that may be paid in cash during any calendar year with respect to any performance-based Award (including, without limitation, any Performance Bonus Award) shall be $3,000,000; provided, however, that such limits shall apply without regard to the Assumed Spin-Off Awards. Any shares of Stock that are subject to Awards granted under the Plan on or after the 2016 Annual Meeting other than Full Value Awards shall be counted against this limit as 0.50 shares for every share of Stock subject to the Award granted. Any shares of Stock that are subject to Full Value Awards granted under the Plan shall be counted against this limit as one (1) share for every share of Stock subject to the Award granted. Awards to Non-Employee Directors and Independent Directors are subject to the limits set forth in Article 10.

ARTICLE 4
Eligibility and Participation

4.1 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, and in its sole discretion, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan. In connection with the Spin-Off and pursuant to the terms of the Employee Matters Agreement between the Company and eBay Inc., entered into in connection with the Spin-Off, certain employees, consultants and directors of the Company, eBay Inc. and their respective subsidiaries will receive Assumed Spin-Off Awards.

4.2 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable, including adoption of rules, procedures or sub-plans applicable to particular Subsidiaries or Participants residing in particular locations; provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on eligibility to receive an Award under the Plan or on death, disability, retirement or other Termination of Service, available methods of exercise or settlement of an Award, payment of income, social insurance contributions and payroll taxes, the shifting of employer tax liability to the Participant, the withholding procedures and handling of any Stock certificates or other indicia of ownership. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other law applicable to the Stock or the issuance of Stock under the Plan.

ARTICLE 5
Stock Options

5.1 General. The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 5.4, the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided, that the term of any Option granted under the Plan shall not exceed ten years.

The Committee shall determine the time period, including the time period following a Termination of Service, during which the Participant has the right to exercise the vested Options, which time period may not extend beyond the term of the Option. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder, the Committee may extend the term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any Termination of Service of the Participant, and may amend any other term or condition of such Option relating to such a Termination of Service. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Stock Options. Incentive Stock Options shall be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the provisions of this Section 5.2.

(a) Expiration. Subject to Section 5.2(c), an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii) Three months after the Participant's termination of employment as an Employee; and

(iii) One year after the date of the Participant's termination of employment or service on account of Disability or death. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(b) Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) and the Option is exercisable for no more than five years from the date of grant.

(d) Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(e) Right to Exercise. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(f) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 Substitution of Stock Appreciation Rights. Subject to Section 9.8, the Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided, that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Stock for which such substituted Option would have been exercisable.

5.4 Substitute Awards. Notwithstanding the foregoing provisions of this Article 5 to the contrary, in the case of an Option that is a Substitute Award, the exercise price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

ARTICLE 6
Restricted Stock Awards

6.1 Grant of Restricted Stock.

(a) The Committee is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement.

(b) The Committee shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that such purchase price shall be no less than the par value of the Stock to be purchased, unless otherwise permitted by applicable state law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

6.2 Issuance and Restrictions. All shares of Restricted Stock (including any shares received by Participants thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions on transferability and other restrictions and vesting requirements as the Committee shall provide. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Committee, including, without limitation, criteria based on the Participant's duration of employment, directorship or consultancy with the Company, Performance Criteria, Company performance, individual performance or other criteria selected by the Committee. By action taken after the Restricted Stock is issued, the Committee may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

6.3 Repurchase or Forfeiture of Restricted Stock. If no price was paid by the Participant for the Restricted Stock, upon a Termination of Service the Participant's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company without consideration. If a price was paid by the Participant for the Restricted Stock, upon a Termination of Service the Company shall have the right to repurchase from the Participant the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Participant for such Restricted Stock or such other amount as may be specified in the Award Agreement. The Committee in its discretion may provide that in the event of certain events, including a Change in Control, the Participant's death, retirement or disability or any other specified Termination of Service or any other event, the Participant's rights in unvested Restricted Stock shall not lapse, such Restricted Stock shall vest and, if applicable, the Company shall not have a right of repurchase.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.5 Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service.

ARTICLE 7
Stock Appreciation Rights

7.1 Grant of Stock Appreciation Rights.

(a) A Stock Appreciation Right may be granted to any Eligible Individual selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Stock on the date the Stock Appreciation Right is exercised over (B) the Fair Market Value of the Stock on the date the Stock Appreciation Right was granted and (ii) the number of shares of Stock with respect to which the Stock Appreciation Right is exercised, subject to any limitations the Committee may impose. Except as described in (c) below, the exercise price per share of Stock subject to each Stock Appreciation Right shall be set by the Committee, but shall not be less than 100% of the Fair Market Value on the date the Stock Appreciation Right is granted.

(c) Notwithstanding the foregoing provisions of Section 7.1(b) to the contrary, in the case of a Stock Appreciation Right that is a Substitute Award, the price per share of the shares subject to such Stock Appreciation Right may be less than the Fair Market Value per share on the date of grant; provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

7.2 Payment and Limitations on Exercise.

(a) Subject to Sections 7.2(b) payment of the amounts determined under Section 7.1(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement and subject to any tax withholding requirements.

(b) To the extent any payment under Section 7.1(b) is effected in Stock, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.


ARTICLE 8
Other Types of Awards


8.1 Performance Share Awards. Any Eligible Individual selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2 Performance Stock Units. Any Eligible Individual selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in unit equivalent of shares of Stock and/or units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Dividend Equivalents.

(a) Any Eligible Individual selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee; provided, that to the extent shares of Stock subject to an Award are subject to vesting conditions, any Dividend Equivalents relating to such shares shall be subject to the same vesting conditions.

(b) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or SARs.

8.4 Stock Payments. Any Eligible Individual selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.5 Deferred Stock Units. Any Eligible Individual selected by the Committee may be granted an award of Deferred Stock Units in the manner determined from time to time by the Committee. The number of shares of Deferred Stock Units shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, including service to the Company or any Subsidiary, in each case on a specified date or dates or over any period or periods determined by the Committee. Stock underlying a Deferred Stock Unit award will not be issued until the Deferred Stock Unit award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock Units shall have no rights as a Company stockholder with respect to such Deferred Stock Units until such time as the Deferred Stock Unit Award has vested and the Stock underlying the Deferred Stock Unit Award has been issued.

8.6 Restricted Stock Units. The Committee is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee.

At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. The Committee shall specify, or permit the Participant to elect, the conditions and dates upon which the shares of Stock underlying the Restricted Stock Units shall be issued, which dates shall not be earlier than the date as of which the Restricted Stock Units vest and become nonforfeitable and which conditions and dates shall be subject to compliance with Section 409A of the Code. On the distribution dates, the Company shall, subject to Section 9.6(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

8.7 Performance Bonus Awards. Any Eligible Individual selected by the Committee may be granted one or more performance-based Awards in the form of a cash bonus (a "Performance Bonus Award") payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Committee.

8.8 Term. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock Units or Restricted Stock Units shall be set by the Committee in its discretion.

8.9 Exercise or Purchase Price. The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Stock Units, Deferred Stock Units, Stock Payments or Restricted Stock Units; provided, however, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.10 Exercise or Payment upon Termination of Service. An Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Deferred Stock Units, Stock Payments and Restricted Stock Units shall only be exercisable or payable while the Participant is an Employee, Consultant or Director, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock Units or Restricted Stock Units may be exercised or paid subsequent to a Termination of Service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise.

8.11 Form of Payment. Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Stock or a combination of both, as determined by the Committee and set forth in the applicable Award Agreement.

8.12 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement

ARTICLE 9
Provisions Applicable to Awards

9.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

9.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

9.3 Payment. The Committee shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan may be paid, the form of payment including, without limitation: (i) cash, (ii) shares of Stock (including, in the case of payment of the exercise price of an Award, shares of Stock issuable pursuant to the exercise of the Award) held for such period of time as may be required by the Committee in order to avoid adverse accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate payments required, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided, that payment of such proceeds is then made to the Company upon settlement of such sale). The Committee shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

9.4 Limits on Transfer.

(a) Except as otherwise provided in Section 9.4(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and

(iii) During the lifetime of the Participant, only the Participant may exercise an Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Participant's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 9.4(a), the Committee, in its sole discretion, may determine to permit a Participant to transfer an Award other than an Incentive Stock Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and (iii) the Participant and the Permitted Transferee shall execute any and all documents requested by the Committee, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer. For purposes of this Section 9.4(b), "Permitted Transferee" shall mean, with respect to a Participant, any "family member" of the Participant, as defined under the instructions to the Form S-8 Registration Statement under the Securities Act, or any other transferee specifically approved by the Committee after taking into account any state, federal, local or foreign tax and securities laws applicable to transferable Awards.

9.5 Beneficiaries. Notwithstanding Section 9.4, if provided in the applicable Award Agreement, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary designation is provided in the applicable Award Agreement or if no beneficiary has been designated or survives the Participant (or if a beneficiary designation is not enforceable and/or valid under the inheritance and other laws in the Participant's country, as determined by the Committee in its sole discretion), payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.6 Stock Certificates; Book Entry Procedures.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such shares is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

9.7 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

9.8 Prohibition on Repricing. Subject to Section 11.1, the Committee shall not, without the approval of the stockholders of the Company, authorize the amendment of any outstanding Award to reduce its price per share. Furthermore, subject to Section 12.1, no Award shall be canceled and replaced or substituted for with the grant of an Award having a lesser price per share without the further approval of stockholders of the Company. Subject to Section 11.1, the Committee shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding award to increase the price per share or to cancel and replace or substitute for an Award with the grant of an Award having a price per share that is greater than or equal to the price per share of the original Award. Subject to Section 11.1, absent the approval of the stockholders of the Company, the Committee shall not offer to buyout for a payment in cash, an Option or Stock Appreciation Right previously granted when the per share exercise price exceeds the Fair Market Value of the underlying share of stock.

9.9 Award Vesting Limitations. Notwithstanding any other provision of the Plan to the contrary, but subject to Sections 6.2, 11.1, 11.2 and 12.3(d) of the Plan, effective as of the 2018 annual meeting of the Company's stockholders (the "2018 Annual Meeting"), no portion of Awards granted under the Plan shall vest before the one-year anniversary of the date of grant; provided, however, that, notwithstanding the foregoing, Awards that result in the issuance to one or more Participants of an aggregate of up to 5% of the shares of Stock which may be issued or transferred under the Plan may be granted without regard to such minimum vesting provisions. Nothing in this Section 9.9 shall preclude the Board or the Committee from taking action, in its sole discretion, to accelerate the vesting of any Award in connection with or following a Change in Control.

9.10 Dividends on Unvested Awards. To the extent shares of Stock subject to an Award are subject to vesting conditions, any dividends related to such unvested shares of Stock shall be subject to the same vesting conditions.

ARTICLE 10
Independent Director Awards

10.1 The Board may grant Awards to Independent Directors, subject to the limitations of the Plan, pursuant to a written non-discretionary formula established by the Committee, or any successor committee thereto carrying out its responsibilities on the date of grant of any such Award (the "Independent Director Equity Compensation Policy"). The Independent Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Independent Directors, the number of shares of Stock to be subject to Independent Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Committee (or such other successor committee as described above) shall determine in its discretion, except that any Assumed Spin-Off Awards shall be subject to the terms as in existence as of the completion of the Spin-Off.

10.2 Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value of shares of Stock that may be granted during any fiscal year of the Company to any Non-Employee Director or Independent Director shall not exceed $600,000; provided, however, that (i) the limit set forth in this sentence shall be multiplied by two in the fiscal year in which a Non-Employee Director or Independent Director commences service on the Board, and (ii) the limit set forth in this sentence shall not apply to awards made pursuant to a Non-Employee Director's or Independent Director's election to receive an Award in lieu of all or a portion of a cash retainer for service on the Board or any committee thereunder or pursuant to conversion of an eBay Inc. award to a Company award.

ARTICLE 11
Changes in Capital Structure

11.1 Adjustments.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock other than an Equity Restructuring, the Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (ii) the number and kind of shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.

(b) In the event of any transaction or event described in Section 11.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any of its affiliates, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock Units and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be equitably adjusted. The adjustments provided under this Section 11.1(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) The Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3).

(iii) To the extent that such equitable adjustments result in tax consequences to the Participant, the Participant shall be responsible for payment of such taxes and shall not be compensated for such payments by the Company or its Subsidiaries.

(d) The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Stock or the rights thereof or which are convertible into or exchangeable for Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

11.2 Acceleration Upon a Change in Control.

(a) Notwithstanding Section 11.1, subject to Section 11.2(b) below, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect. Further, to the extent that there are tax consequences to the Participant as a result of the acceleration or lapsing of forfeiture restriction upon a Change in Control, the Participant shall be responsible for payment of such taxes and shall not be compensated for such payment by the Company or its Subsidiaries.

(b) Except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs during the Performance Period with respect to an outstanding Award that vests based on Performance Goal(s) or other performance-based objectives, the Performance Period of such Award shall end as of the date of the Change in Control and the Performance Goal(s) or other performance-based objectives shall be deemed to have been satisfied at the actual level of performance as of the date of the Change in Control, as determined by the Committee, as constituted immediately prior to the Change in Control, without proration, and such Award, to the extent deemed earned by the Committee, shall continue to be subject to time-based vesting following the Change in Control in accordance with the original vesting schedule; provided, however, that if the Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully vested pursuant to Section 12.2(a) above.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 12
Administration

12.1 Committee. Except as otherwise provided herein, the Plan shall be administered by a committee consisting of two or more members of the Board (the "Committee"). Unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board each of whom is a Non-Employee Director and an "independent director" under the rules of the Nasdaq Stock Market (or other principal securities market on which shares of Stock are traded); provided, that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Committee" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

12.2 Action by the Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that, except as provided in Article 11 of the Plan, the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any performance-based Awards;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan, including adopting sub-plans to the Plan or special terms for Award Agreements, for the purposes of complying with non-U.S. laws and/or taking advantage of tax favorable treatment for Awards granted to Participants outside the United States (as further set forth in Section 4.2 of the Plan) as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

12.4 Decisions Binding. The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.5 Delegation of Authority. To the extent permitted by applicable law, the Board or the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants or to exercise any of the power, authority and discretion granted to the Committee pursuant to Section 12.3; provided, that (i) the Committee shall have the sole authority with respect to Awards granted to or held by Employees who are subject to Section 16 of the Exchange Act and (ii) officers of the Company (or Directors) to whom authority has been delegated hereunder shall not be delegated such authority with respect to Awards granted to or held by such officers (or Directors). Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee specifies at the time of such delegation, and the Board or the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Board or the Committee.

ARTICLE 13
Effective and Expiration Date

13.1 Effective Date. The effective date of this Plan is the date the Plan (as it may be amended and/or restated from time to time) is last approved by the Company's stockholders (the "Effective Date"). Each award granted under the Plan or subject to a written binding contract on or before November 2, 2017 shall be subject to the Plan as in effect as of the date on which such award was granted, and it is intended that each such award continue to be subject to Section 162(m) of the Code as in effect prior to the enactment of the Tax Cuts and Jobs Act.

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date, except that no Incentive Stock Options may be granted under the Plan after the earlier of the tenth anniversary of (a) the date the Plan is approved by the Board or (b) the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14
Amendment, Modification, and Termination

14.1 Amendment, Modification, and Termination. Subject to Section 15.16, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval shall be required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by Article 12), (ii) permits the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, (iii) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant or (iv) amends Section 9.8 of the Plan.

14.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 15.16, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15
General Provisions

15.1 No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2 No Stockholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

15.3 Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold (by any means set forth herein or in an Award Agreement), or require a Participant to remit to the Company or a Subsidiary, an amount sufficient to satisfy federal, state, local and foreign income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and legally applicable to Participant and required by law to be withheld (including any amount deemed by the Company or the Participant's employer, in its discretion, to be an appropriate charge to the Participant even if legally applicable to the Company or the Participant's employer). The Committee may, in its discretion and in satisfaction of the foregoing requirement, allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award (as described above) shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding amounts or other applicable withholding rates to the extent that the withholding or repurchase of shares in excess of such minimum statutory amount would result in adverse accounting consequences to the Company.

15.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6 Assumed Spin-Off Awards. Notwithstanding anything in this Plan to the contrary, each Assumed Spin-Off Award shall be subject to the terms and conditions of the equity compensation plan and award agreement to which such Award was subject immediately prior to the Spin-Off, subject to the adjustment of such Award by the Compensation Committee of eBay Inc. and the terms of the Employee Matters Agreement, dated as of July 17, 2015, between the Company and eBay

Inc. entered into in connection with the Spin-Off; provided, that following July 17, 2015, each such Award shall relate solely to shares of Stock and be administered by the Committee in accordance with the administrative procedures in effect under this Plan.

15.7 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and each person to whom the Committee delegates its authority under Section 12.5 shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.8 Relationship to Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any severance, resignation, termination, redundancy, end of service payments, long-term service awards, pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.9 Effect of Plan upon Compensation Plans. The adoption of the Plan shall not affect any compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including, without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

15.10 Awards Subject to Clawback. The Awards and any cash payment or shares of Stock delivered pursuant to an Award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Award Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

15.11 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.12 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.13 Fractional Shares. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.14 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.15 Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state, federal and foreign securities law and margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The Company shall have no obligation to issue or deliver shares of Stock prior to obtaining any approvals from listing, regulatory or governmental authority that the Company determines are necessary or advisable. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. The Company shall be under no obligation to register pursuant to the Securities Act, any of the shares of Stock paid pursuant to the Plan. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

15.16 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflict of laws of that State.

15.17 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission (the "SEC") for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933.

The graph below shows the cumulative total stockholder return of an investment of $100 in our common stock during the period beginning December 31, 2017 through December 31, 2022, compared to the S&P 500 Index and the S&P 500 Software & Services Select Industry Index.[1] These indices are included only for comparative purposes as required by SEC rules and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock. Stockholder returns over the indicated periods should not be considered indicative of future stock price or stockholder returns.



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[1] In March 2023, PayPal was reclassified from the S&P 500 Information Technology sector into a new sub-industry in the S&P 500 Financials sector called "Transaction and Payment Processing Services."

Our Mission

Our mission is to democratize financial services to ensure that everyone, regardless of background or economic standing, has access to affordable, convenient and secure products and services to take control of their financial lives.

Our Vision

Our vision is to make the movement and management of money as simple, secure and affordable as possible.

Our Values & Leadership Principles

Our core values of Inclusion, Innovation, Collaboration and Wellness are the driving force behind our mission and form the foundation of our operating philosophy. Our Leadership Principles translate our values into a common set of expectations for all employees to support our next chapter of growth.

Inclusion **We Partner**	Innovation **We Dare**	Collaboration **We Deliver**	Wellness **We Care**
 Do the right thing	 Be a customer champion	 Generate enduring impact	 Know yourself & each other
 Choose inclusion	 Never stand still	 Work as one team	 Learn every day
 Trust each other	 Create simplicity & effeciency	 Be transparent	 Build the next generation





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